     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998
                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                          GOLDEN STATE VINTNERS, INC.
             (Exact name of registrant as specified in its charter)
                                ----------------

             DELAWARE                              2084                             77-0412761
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                            500 DRAKE'S LANDING ROAD
                          GREENBRAE, CALIFORNIA 94904
                                 (415) 461-4400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------

                               BRIAN R. THOMPSON
                            CHIEF FINANCIAL OFFICER
                            500 DRAKE'S LANDING ROAD
                          GREENBRAE, CALIFORNIA 94904
                                 (415) 461-4400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                   Copies to:

         TIMOTHY F. SYLVESTER, ESQ.                       FRANK H. GOLAY, ESQ.
             RIORDAN & MCKINZIE                           SULLIVAN & CROMWELL
     300 SOUTH GRAND AVENUE, 29TH FLOOR           444 SOUTH FLOWER STREET, SUITE 1200
       LOS ANGELES, CALIFORNIA 90071                 LOS ANGELES, CALIFORNIA 90071
               (213) 629-4824                                (213) 955-8000

                                ----------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------
                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED
                                                         PROPOSED          MAXIMUM
                                                          MAXIMUM         AGGREGATE        AMOUNT OF
      TITLE OF EACH CLASS OF           AMOUNT TO      OFFERING PRICE      OFFERING       REGISTRATION
   SECURITIES TO BE REGISTERED      BE REGISTERED(1)   PER SHARE(2)       PRICE(2)          FEE(3)
Class B Common Stock, $.01 par
  value...........................  4,945,000 shares      $19.00         $93,955,000        $27,717

(1) Includes 645,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Calculated pursuant to Rule 457(a) based upon an estimate of the maximum offering price.
                                ----------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED APRIL 30, 1998

                                4,300,000 SHARES
                          GOLDEN STATE VINTNERS, INC.
                              CLASS B COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                ----------------

    Of the 4,300,000 shares of Class B Common Stock offered hereby, 2,150,000 shares are being sold by the Company and 2,150,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders.

    The Company has two classes of authorized Common Stock, Class B Common Stock, which is offered hereby, and Class A Common Stock. Holders of Class B Common Stock generally have identical rights to holders of Class A Common Stock, except that holders of Class B Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Class A Common Stock is convertible at any time into Class B Common Stock on a share-for-share basis. Immediately upon completion of this offering, the shares of Class B Common Stock sold in this offering will represent 9.2% of the combined voting power of all classes of voting stock and 45.4% of the economic interest (or rights of holders of common equity to participate in distributions in respect of common equity) in the
Company (      % and    %, respectively, if the Underwriters' over-allotment
option is exercised in full).

    Prior to this offering, there has been no public market for the Class B Common Stock. It is currently estimated that the initial public offering price per share will be between $16 and $19. For factors to be considered in determining the initial public offering price, see "Underwriting".

    SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS B COMMON STOCK.

    Application has been made for quotation of the Class B Common Stock on the Nasdaq National Market under the symbol "VINT".
                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                                             INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO   PROCEEDS TO SELLING
                                             OFFERING PRICE   DISCOUNT(1)    COMPANY(2)      STOCKHOLDERS(2)
                                             --------------  -------------  -------------  -------------------
Per Share..................................        $               $              $                 $
Total(3)...................................        $               $              $                 $

--------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses of the Company and the Selling Stockholders estimated at $1,600,000. The Company has agreed to pay the offering expenses of the Selling Stockholders, other than the Underwriting Discount.

(3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 645,000 shares of Class B Common Stock at the initial public offering price per share, less the Underwriting Discount, solely to cover over-allotments. If such option is exercised in full, the total Initial Public Offering Price, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $         , $         , $         and $         , respectively. See
    "Underwriting".
                                ----------------

    The shares of Class B Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares of Class B Common Stock will be ready
for delivery in New York, New York, on or about       , 1998, against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                                 HAMBRECHT & QUIST

                                                               J.P. MORGAN & CO.
                                   ----------

               The date of this Prospectus is             , 1998.

    [PHOTOS OF THE COMPANY'S VINEYARDS, FACILITIES, OPERATIONS AND PRODUCTS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS B COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONCERNING THE COMPANY AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO OF GSV APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" OR "GSV" WHEN USED IN THIS PROSPECTUS REFERS TO GOLDEN STATE VINTNERS, INC., A DELAWARE CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES AND PREDECESSORS. EXCEPT AS SET FORTH IN THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OR AS OTHERWISE SPECIFIED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THE CHANGE OF THE NAME OF GSV FROM "GOLDEN STATE ACQUISITION CORP." TO "GOLDEN STATE VINTNERS, INC.", (II) THE CONVERSION OF ALL OF GSV'S OUTSTANDING SHARES OF CLASS B COMMON STOCK INTO SHARES OF CLASS A COMMON STOCK, (III) THE CREATION BY GSV OF A NEW CLASS B COMMON STOCK, (IV) THE CONVERSION OF ALL OF GSV'S OUTSTANDING SHARES OF CLASS E COMMON STOCK AND CLASS K COMMON STOCK INTO SHARES OF THE COMPANY'S NEWLY-CREATED CLASS B COMMON STOCK,
(V) A 2.9-FOR-1 STOCK SPLIT FOR EACH OF GSV'S OUTSTANDING SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK, (VI) THE COMPANY'S FISCAL YEAR PERIODS RUNNING FROM JULY 1 TO JUNE 30 OF EACH YEAR REFERENCED AND (VII) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. AS USED IN THIS PROSPECTUS, THE TERM "PREMIUM WINE" REFERS TO WINE THAT RETAILS FOR $3.00 OR MORE PER 750 MILLILITER
(ML) BOTTLE OR THE EQUIVALENT PRICE FOR DIFFERENT SIZED BOTTLES, IN ACCORDANCE WITH INDUSTRY CUSTOM.

                                  THE COMPANY

    GSV is one of the largest vertically integrated suppliers of premium bulk wines, wine processing and storage services, wine grapes and case goods in the United States. The Company is a contract supplier of choice for many of the leading branded wineries in California because of its reputation for quality and service, extensive vineyard holdings, strategically located facilities and ability to tailor a full range of products and services to meet the particular needs of its customers. The Company believes that its strong customer relationships, low-cost operations and ability to successfully integrate vineyard and facility acquisitions have enabled GSV to capitalize on recent wine industry trends, including the growth of the premium wine market and the trend by many of the leading branded wineries to outsource wine production. Over the last five years, GSV has increased its revenues at a compounded annual rate of 19% from $47.0 million in fiscal 1993 to $95.8 million in fiscal 1997.

    The Company provides a broad range of high quality winemaking and processing services, barrel fermentation and bottling and storage services to many of the largest branded wineries in California and to a number of international wineries. The Company supplies premium bulk wine pursuant to long-term supply agreements with Sutter Home Winery ("Sutter Home"), Canandaigua Wine Company ("Canandaigua"), Sebastiani Vineyards ("Sebastiani"), IDV North America ("Heublein"), Vincor International, Inc. ("Vincor"), Mildara Blass and other wineries. The Company also delivers contract wine processing, barrel fermentation and storage services under contracts with, among others, The Wine Group, Robert Mondavi Winery ("Mondavi") and Beringer Wine Estates ("Beringer"). The Company also sells wine grapes, primarily to EJ Gallo Winery ("Gallo").

    GSV produces private label case goods for a number of clients, such as Archer Daniels Midland Co. ("ADM"), JC Boisset USA ("Boisset") and Trader Joe's. The Company is the largest exporter of bulk wine from California, according to Gomberg, Fredrikson & Associates ("Fredrikson"), a wine industry consulting firm, and, in fiscal 1997, the Company derived approximately 12% of its revenues from the sale of bulk wine and case goods outside of the United States. The Company also supplies brandy (a distilled derivative of wine) to Heublein pursuant to a long-term agreement and is the second largest brandy producer in the United States.

    The combination of GSV's extensive vineyard holdings and five strategically located facilities has enabled the Company to become one of California's low-cost producers of premium bulk wine. The Company's 9,600 acres of vineyard properties in California's San Joaquin Valley allow the Company to source high quality wine grapes at a competitive cost. The Company's wine processing facilities are generally modern, efficient and automated, and allow for large scale, low-cost production of premium bulk wine and case goods and the delivery of a full line of winemaking, processing and storage services. Over the last four years, the Company has greatly expanded its presence in the California wine industry by acquiring vineyards and wine and brandy processing facilities and quickly integrating these acquisitions into GSV's winemaking operations.

    The growth in the Company's sales is attributable in part to the growth of the premium wine market. Over the past 10 years, there has been a shift in consumer preferences in the United States from generic or "jug" wines to high quality, branded premium varietal wines sold primarily in 750ml bottles. Since 1987, sales of premium California table wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California table wine market in 1987. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period; (2) a growing consumer interest in premium wines in general; (3) a growing interest in and sophistication about food that lends itself to expanded consumption of premium wines; and (4) the improving quality and reputation of California premium wines.

    The Company's recent financial performance has also benefited from the increasing trend by a number of California's leading branded wineries to outsource various steps in the winemaking process. With the growth in demand for premium wines, these wineries have focused on the marketing of their brands and have invested significant financial resources in building brand awareness and loyalty through marketing and distribution. Additionally, the growing demand for premium wine has strained the winemaking capacity of a number of leading branded wineries. These wineries have demonstrated a strategic preference towards focusing their resources on brand building as opposed to facility expansion. These and other factors in the wine industry have resulted in an increasing need for California's large, branded wineries to outsource the production of premium wine. As a quality-oriented, low-cost provider of contract winemaking and processing services, the Company is well positioned to continue to capitalize on these wine industry trends.

BUSINESS STRENGTHS

    GSV's key business strengths include:

    LOW-COST PROVIDER. To position the Company advantageously among its bulk wine processing competitors, GSV seeks to be the low-cost provider of bulk wine and contract winemaking and processing services. The economies of scale of the Company's large, efficient vineyards and facilities and GSV's expertise in managing its winemaking facilities translate into low production costs, which allow the Company to price its winemaking products and services at prices that may be lower than the marginal production costs of these products and services to its customers.

    FOCUS ON QUALITY. The Company has a consistent record of producing high quality wine products. For example, three of the top 13 "Best-Value" Chardonnays (under $10 per 750ml bottle), as ranked in 1997 by WINE SPECTATOR magazine, were made exclusively from the Company's wine. The Company applies rigorous attention to quality in all aspects of its grape growing, winemaking and storage processes.

    FULL RANGE OF PRODUCTS AND SERVICES. The Company offers customers an array of wine products in most of the California appellations and provides a full complement of wine-related services, from grape growing to the shipment of case goods. Consequently, the Company's customers can use GSV's products and services in any step of the winemaking process, while focusing the use of their resources to leverage their particular strengths.

    LARGE, COST EFFECTIVE VINEYARDS. The Company is one of the largest vineyard owners in California. GSV's 9,600 acres of vineyard properties are large and highly productive, which results in lower grape production costs. For example, in 1997 the average cost of grape production at the Company's vineyards was well below the 1997 market price for such grapes. The Company's ownership of extensive vineyards also allows GSV to control the varieties of grapes it grows, enabling the Company to tailor its product offerings to the changing needs of its branded winery customers.

    STRATEGICALLY LOCATED FACILITIES. The location of the Company's five wineries in or adjacent to most of California's primary wine growing regions allows the Company to offer its customers winemaking, processing and storage services at several conveniently located facilities. In addition, the size of the Company's facilities enables GSV to aggregate the winemaking needs of several customers, producing wine at a lower marginal cost than each customer could at their own facilities and reliably delivering large quantities of quality wine.

    STRONG CUSTOMER RELATIONSHIPS. The Company has developed relationships with many of the largest branded wineries in California as well as with a number of international branded wineries. The Company has used long-term contracts to create and maintain business relationships with such customers as Gallo, Heublein, Sutter Home, Canandaigua, Sebastiani, The Wine Group, Mondavi, Beringer, Vincor and Mildara Blass. As competition among the major wineries in California intensifies, management believes that a number of these wineries will continue to outsource the production of a major portion of their premium wines.

GROWTH STRATEGY

    GSV's strategic objective is to strengthen its position as a leading supplier of premium bulk wine, wine processing and storage services and case goods to the leading branded wineries in California and to a number of international winemakers. In addition to building on its business strengths, the Company's strategy for achieving this goal has the following key elements:

    UPGRADE AND EXPAND WINEMAKING OPERATIONS. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities in Fresno and Monterey over the next two years. In addition, the Company will continue to evaluate opportunities to make strategic greenfield investments in selected wine regions of California.

    PURSUE STRATEGIC ACQUISITIONS. The Company's recent acquisitions have enabled it to expand the range of premium winemaking and processing services that it offers to its branded winery customers. Additionally, the Company has often been able to improve the financial performance of acquired operations through cost reductions and productivity increases. While the Company has found it increasingly difficult to identify attractive acquisition opportunities, GSV will continue to examine acquisition opportunities that make sense financially and can be integrated efficiently with the Company's existing operations.

    EXPAND INTERNATIONALLY. The Company will seek to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international wineries. The Company also plans to further leverage its relationships with leading international winemakers to internationally source bulk wine for the Company's customers in North America. Finally, the Company believes there are significant growth opportunities in a variety of international winemaking regions, including Australia, South America and Southern Europe, and that the premium bulk wine processor and contract service provider models that the Company has successfully implemented in California can be applied internationally.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The Company (referred to as "New GSV" below) was incorporated for the purpose of acquiring all of the outstanding capital stock of Golden State Vintners, currently one of the Company's consolidated subsidiaries (referred to as "Old GSV" below), on April 27, 1995. The Company constitutes the successor company to Old GSV and is reflected in the statement of operations data beginning on April 27, 1995 and the balance sheet data beginning on June 30, 1995. The statement of operations data and the balance sheet data through April 26, 1995 are the results of Old GSV. The information contained in the tables below should be read in conjunction with and is qualified in its entirety by "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited Consolidated Financial Statements of Old GSV and the Company and the Notes thereto, each of which is included elsewhere in this Prospectus.

                                                                                                         NEW GSV
                                                                                       -------------------------------------------
                                                                 OLD GSV                                                    SIX
                                                    ---------------------------------                                     MONTHS
                                                                                                                           ENDED
                                                    YEAR ENDED JUNE 30,     JULY 1,    APRIL 27,   YEAR ENDED JUNE 30,   DECEMBER
                                                                            1994 TO     1995 TO                             31,
                                                    --------------------   APRIL 26,    JUNE 30,   --------------------  ---------
                                                      1993       1994        1995         1995       1996       1997       1996
                                                    ---------  ---------  -----------  ----------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $  47,048  $  44,063   $  42,851   $    4,037  $  71,755  $  95,785  $  76,073
  Cost of sales (1)...............................     38,713     34,241      34,772        3,949     58,468     71,662     57,285
  Gross profit....................................      8,335      9,822       8,079           88     13,287     24,123     18,788
  Selling, general, and administrative expenses
    (2)...........................................      1,676      2,768       3,364          951      5,042      7,408      3,781
  Income (loss) from operations...................      6,659      7,054       4,715         (863)     8,245     16,715     15,007
  Interest expense................................      2,813      3,189       2,797          920      5,344      5,880      2,971
  Income (loss) before income taxes...............      3,846      3,828       1,874       (1,784)     2,507     10,158     11,650
  Net income (loss)...............................      6,618      3,503       1,874       (1,784)     1,924      6,170      7,071
  Preferred stock dividends.......................     --         --          --           --         (1,290)    (1,314)      (679)
                                                    ---------  ---------  -----------  ----------  ---------  ---------  ---------
  Income (loss) available to common stockholders..  $   6,618  $   3,503   $   1,874   $   (1,784) $     634  $   4,856  $   6,392
                                                    ---------  ---------  -----------  ----------  ---------  ---------  ---------
                                                    ---------  ---------  -----------  ----------  ---------  ---------  ---------
  Earnings (loss) per common share (3):
    Basic.........................................                                     $     (.26) $     .09  $     .71  $     .93
                                                                                       ----------  ---------  ---------  ---------
                                                                                       ----------  ---------  ---------  ---------
    Diluted.......................................                                     $     (.26) $     .09  $     .71  $     .91
                                                                                       ----------  ---------  ---------  ---------
                                                                                       ----------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization...................  $   1,946  $   2,279   $   1,926   $      755  $   3,319  $   4,207  $   3,316
  Capital expenditures............................      1,007      3,639       3,222        8,967      3,536      4,778      2,118
  EBITDA (4)......................................     12,934      8,959       6,418         (342)    10,893     19,887     17,937
OTHER DATA:
  Tons of grapes crushed (5)......................    128,022    110,285                  119,103    156,722    163,521    163,521
  Vineyard property (in acres)....................      7,850      7,850                    9,600      9,600      9,600      9,600

                                                      1997
                                                    ---------
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $  89,530
  Cost of sales (1)...............................     66,033
  Gross profit....................................     23,497
  Selling, general, and administrative expenses
    (2)...........................................     11,550
  Income (loss) from operations...................     11,947
  Interest expense................................      3,446
  Income (loss) before income taxes...............      8,020
  Net income (loss)...............................      4,897
  Preferred stock dividends.......................       (636)
                                                    ---------
  Income (loss) available to common stockholders..  $   4,261
                                                    ---------
                                                    ---------
  Earnings (loss) per common share (3):
    Basic.........................................  $     .62
                                                    ---------
                                                    ---------
    Diluted.......................................  $     .59
                                                    ---------
                                                    ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization...................  $   3,560
  Capital expenditures............................      2,248
  EBITDA (4)......................................     14,828
OTHER DATA:
  Tons of grapes crushed (5)......................    197,841
  Vineyard property (in acres)....................      9,600

                                               OLD GSV                                  NEW GSV
                                         --------------------  ---------------------------------------------------------
                                               JUNE 30,                   JUNE 30,                 DECEMBER 31, 1997
                                         --------------------  -------------------------------  ------------------------
                                           1993       1994       1995       1996       1997      ACTUAL    PRO FORMA(6)
                                         ---------  ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Working capital......................  $   5,755  $  10,011  $   8,735  $   9,335  $   9,386  $  12,368   $    12,368
  Total assets.........................     45,741     53,537     80,941     90,435    102,111    138,273       138,273
  Total long-term debt.................     27,119     30,900     44,322     42,973     49,781     49,890        49,890
  Redeemable preferred stock...........     --         --          9,978     10,034      8,813      8,880         8,166
  Stockholders' equity.................     10,286     13,789     10,037     10,670     12,574     16,835        17,550

                                         AS ADJUSTED(7)
                                         ---------------
BALANCE SHEET DATA:
  Working capital......................    $    17,959
  Total assets.........................        138,273
  Total long-term debt.................         32,090
  Redeemable preferred stock...........         -
  Stockholders' equity.................         49,107

--------------------

(1) In accordance with purchase accounting rules applied to the Company's acquisition of Old GSV, inventory was increased to estimated fair value. The inventory step-up increased cost of sales for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996 by $471 and $1,563, respectively.

(2) Management incentives relating to stock appreciation rights and bonuses increased selling, general and administrative expenses by $33, $930, $2,141, $1,157 and $8,800 for the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997 and the six months ended December 31, 1996 and 1997, respectively.

(3) See Note 2 of the Notes to Consolidated Financial Statements for an explanation of the basic and diluted earnings per share computations.

(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(5) It is industry custom to convert one ton of wine grapes to 170 gallons of wine, and to convert gallons of wine into cases of twelve 750ml bottles at the rate of 2.3775 gallons per case. All grapes crushed in the twelve month period ended June 30, 1995 are shown under New GSV.

(6) Pro forma to give effect to the conversion of all shares of the 8% Junior Exchangeable Redeemable Preferred Stock (the "Junior Preferred Stock") into shares of Class B Common Stock as if such conversion had occurred on December 31, 1997.

(7) Assumes that the issuance and sale of the 2,150,000 shares of Class B Common Stock offered by the Company hereby at an assumed initial public offering price of $17.50 per share and the application of the estimated net proceeds therefrom occurred on December 31, 1997.

                  SUMMARY SUPPLEMENTAL PRO FORMA CONSOLIDATED
                          STATEMENT OF OPERATIONS DATA
                                 (IN THOUSANDS)

    The Company's acquisition of all of the outstanding capital stock of Old GSV on April 27, 1995 was accounted for as a purchase, resulting in new bases of assets and liabilities effective April 27, 1995. Also, effective December 31, 1997, the Company restructured certain management incentives. The restructured incentives will not have a material impact on the Company's net income in future periods but, as a result of vested stock options, will impact the Company's future earnings per share. The summary supplemental consolidated financial data set forth below are presented herein to reflect on a pro forma basis the comparative consolidated financial data without (i) the inventory step-up included in the audited results of the Company for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996 and (ii) the impact of certain management incentives included in the actual results for the period July 1, 1994 to April 26, 1995, the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997 and the six months ended December 31, 1996 and 1997. For comparative purposes, such pro forma data for the periods July 1, 1994 to April 26, 1995 (Old GSV) and April 27, 1995 to June 30, 1995 (New GSV) have been combined and reflected below under "Year Ended June 30, 1995". This information should be read in conjunction with "Supplemental Pro Forma Consolidated Statement of Operations Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited Consolidated Financial Statements and Notes thereto, each of which is included elsewhere in this Prospectus.

                                                                                                      SIX MONTHS ENDED
                                                              YEAR ENDED JUNE 30,                       DECEMBER 31,
                                             -----------------------------------------------------  --------------------
                                               1993       1994       1995       1996       1997       1996       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Revenues.................................  $  47,048  $  44,063  $  46,888  $  71,755  $  95,785  $  76,073  $  89,530
  Cost of sales (1)........................     38,713     34,241     38,250     56,905     71,662     57,285     66,033
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit (1).........................      8,335      9,822      8,638     14,850     24,123     18,788     23,497
  Selling, general and administrative
    expenses (2)...........................      1,676      2,768      3,119      4,113      5,267      2,624      2,750
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations (1)(2)............      6,659      7,054      5,519     10,737     18,856     16,164     20,747
  Interest expense.........................      2,813      3,189      3,716      5,344      5,880      2,971      3,446
  Other expense, net.......................     --             37         47        394        677        386        481
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes (1)(2)........      3,846      3,828      1,756      4,999     12,299     12,807     16,820
  Income taxes (3).........................      1,557        325        467      1,583      4,847      5,043      6,655
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary items........      2,289      3,503      1,289      3,416      7,452      7,764     10,165
  Extraordinary items (4)..................      4,329     --         --         --         --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income...............................  $   6,618  $   3,503  $   1,289  $   3,416  $   7,452  $   7,764  $  10,165
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

------------------
(1) For the years ended June 30, 1995 and 1996, cost of sales was reduced and gross profit, income from operations and income before income taxes were effectively increased by $471 and $1,563, respectively, after adding back the effects of the inventory step-up.

(2) For the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, selling, general and administrative expenses were reduced and income from operations and income before income taxes were effectively increased by $1,195, $930, $2,141, $1,157 and $8,800, respectively, after adding back the impact of the management incentives.

(3) For the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, income taxes have been computed on income before income taxes after adjustment for the effects of the adjustments described in (1) and (2) above.

(4) For the year ended June 30, 1993, gain on debt restructuring of $2,172 and the tax benefit of utilization of net operating loss carryforwards of $2,157 were recorded.

                                  THE OFFERING

Class B Common Stock Offered:
  The Company.....................  2,150,000 shares

  The Selling Stockholders........  2,150,000 shares

    Total.........................  4,300,000 shares

Common Stock to Be Outstanding
  After the Offering (1):

  Class A Common Stock............  4,114,888 shares

  Class B Common Stock............  5,364,385 shares

Voting Rights:

  Class A Common Stock............  Ten votes per share

  Class B Common Stock............  One vote per share

Use of Proceeds...................  Repayment of certain outstanding indebtedness, repurchase of senior preferred stock, working capital
                                    and other general corporate purposes. Certain Selling
                                    Stockholders intend to use a portion of the net proceeds
                                    they receive from the sale of shares of Class B Common
                                    Stock to redeem outstanding participating securities
                                    issued to the U.S. Small Business Administration. See
                                    "Use of Proceeds".

  Proposed Nasdaq National Market
    Symbol........................  VINT

--------------

(1) Based on an aggregate of 9,479,273 shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 1998, after giving effect to the offering, and assumes no exercise of the Underwriters' over-allotment option. Excludes (i) 362,834 shares of Class A Common Stock and 223,491 shares of Class B Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Option Plan") of which options to purchase 362,834 shares of Class A Common Stock and 139,200 shares of Class B Common Stock are outstanding, (ii) 348,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's 1998 Director Stock Option Plan (the "Director Plan") of which options to purchase 59,972 shares of Class B Common Stock are outstanding and (iii) 764,729 shares of Class B Common Stock reserved for issuance pursuant to outstanding options issued outside of the Company's option plans. See "Capitalization", "Description of Capital Stock" and "Management--Stock Option Plans".

                                  RISK FACTORS

    See "Risk Factors" beginning on page 9 for a description of certain risks relevant to an investment in the Class B Common Stock.

                             TRADEMARK INFORMATION

    The Company's trademarks include GOLDEN STATE VINTNERS, and the proprietary labels EDGEWOOD ESTATE, SUMMERFIELD, SUMMERFIELD RESERVE, MONTHAVEN, CUTLER CREEK, BOUNTY, J. WILE, MUIRFIELD, WESTON and LEBLANC. This Prospectus also contains trademarks and trade names of other companies.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS BEFORE PURCHASING SHARES OF CLASS B COMMON STOCK OFFERED BY THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, THE RISKS DESCRIBED BELOW.

CONCENTRATION OF CUSTOMERS

    During fiscal 1997, five customers accounted for more than 56.0% of the Company's revenues, with Gallo and Heublein accounting for approximately 17.1% and 15.7%, respectively. For fiscal 1998, the Company estimates that five customers will account for approximately 50% of the Company's revenues, with Gallo and Heublein accounting for approximately 17% and 13%, respectively. The Company's revenues from brandy production during fiscal 1997 accounted for approximately 12% of total revenues and were derived primarily from sales to one customer, Heublein. While many of the Company's largest customers have entered into some form of long-term contract with the Company, there can be no assurance that each of these relationships will continue following the expiration of these contracts or that the volume of business the Company is currently conducting with such customers will continue at such levels. The loss of any one of the Company's major customers or a significant reduction in the volume of their business with the Company could have a material adverse effect on GSV's business, financial condition and results of operations.

    In the Company's 1997 and 1998 fiscal years, approximately 87.0% and 86.0%, respectively, of the Company's grape production (on a per ton basis) were contracted for sale to Gallo. Such grape sales accounted for more than 17.0% of the Company's revenues in fiscal 1997 and are estimated to account for approximately 17% of its revenues in fiscal 1998. However, the Company has restructured its grape supply arrangements with Gallo, and as the Company goes into the 1998 summer harvest, most of its grape production will not be subject to guaranteed purchase contracts with Gallo or with any other customer. As a result of these restructuring efforts, GSV will experience a significant decline in grape sale revenues and may experience a decline in total revenues for the Company's 1999 fiscal year. Further, if the wine industry were to experience a significant decline in the price of premium varietal grapes, there can be no assurance that the Company could profitably use or sell such grapes, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company continues to have long-term grape supply contracts with Gallo, covering Zinfandel and Chardonnay grapes.

AGRICULTURAL RISKS

    Grape production is subject to a variety of agricultural risks. Extreme weather conditions can materially and adversely affect the quality and quantity of grapes produced. In 1995 and 1996, variability in production yields in California's Central Valley contributed to a significant decline in the tonnage of grapes produced by virtually all vineyards, including those of the Company. Additionally, in January 1997, severe flooding in the San Joaquin River Basin destroyed a number of protective levees, damaging a portion of the Company's Gravelly Ford vineyards, which damage was not entirely insured. There can be no assurance that inclement weather in the future will not affect a substantial portion of the Company's vineyards in any year and have a material adverse effect on the Company's business, financial condition and results of operations.

    Vineyards are also susceptible to certain diseases, insects and pests, which can increase operating expenses, reduce yields and damage or kill vines. In recent years phylloxera, a louse that feeds on and may ultimately destroy the roots of grape vines, has infested many vineyards in the wine grape producing regions of California, causing grape yields to decrease. Phylloxera infestation has been widespread in California, particularly in Napa, Sonoma, Mendocino and Monterey Counties, where the soil and climate provide an ideal environment for the pest. As a result of this widespread infestation, thousands of vineyard acres throughout the State of California have been replanted with phylloxera-resistant rootstock or, in some cases, taken out of production completely. The cost of controlling this pest was significant to affected vineyard owners.

    Substantially all of the Company's vineyards are planted on their own rootstock that is not phylloxera-resistant. In the fall of 1997, phylloxera was discovered in certain acres of the Company's vineyards. The Company believes that the scope of this phylloxera infestation is modest, though there can be no assurance in that regard. Additionally, GSV believes the climate, soil and water conditions in California's San Joaquin Valley slow the development of phylloxera in vineyard roots. Further, in the 1997 harvest, the yields from the Company's phylloxera-infested acres were not notably lower than yields from surrounding, non-infested acreage. There can, however, be no assurance that phylloxera will not spread throughout adjoining vineyard acres, reduce yields and require a significant investment in replanting with disease-resistant root stock, all of which would have a material adverse effect on the Company.

    Other pests that may infest vineyards include leafhoppers, thrips, nematodes, mites, insects, orange tortrix and various grapevine diseases. Pesticides and the selection of resistant rootstocks reduce losses from these pests, but do not eliminate the risk of such loss. Gophers, rabbits, deer and birds can also pose a problem for vineyards, and wine grapevines are also susceptible to certain virus infections which may cause reduction of yields. In addition, the presence of potentially harmful nematodes in relatively high numbers has been detected in certain acres of the Company's vineyards. None of these infestations or infections currently poses a major threat to the Company's vineyards, although they could do so in the future and could subject the vineyards to severe damage, which could have a material adverse effect on the Company.

RISKS RELATING TO THE PRODUCTION OF BULK WINE

    While the Company has substantial experience in producing and processing bulk wine, the Company may still experience production difficulties and delays with respect to the delivery of finished wine. The Company generally guarantees the quality of the wine produced, which could result in the Company bearing financial responsibility for wine that fails to meet agreed upon quality standards. From time to time, the Company has received claims from customers based on alleged defects in wine produced by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Such production difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CONSUMER DEMAND

    The growth of the wine industry and the success of the Company's business depend to a significant extent on a number of factors relating to discretionary consumer spending, including the general condition of the economy, federal, state and local taxation, the deductibility of business entertainment expenses under federal and state tax laws and general levels of consumer confidence. Imposition of excise or other taxes on wine could negatively impact the wine industry by increasing wine prices for consumers. The wine industry is also subject to changes in consumer tastes and preferences. To the extent wine consumers reduce consumption of wine in favor of other beverages, or if there should be any significant decline in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, or purchases of wine specifically, demand for wine and for the Company's products and services could decline.

    In recent years there has been substantial publicity regarding the possible health benefits of moderate wine consumption. The results of a number of studies suggest that moderate consumption of wine (or other alcoholic beverages) could result in decreased mortality and other health benefits.

Alternatively, anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements and other regulations designed to discourage consumption of alcoholic beverages, including wine. More restrictive regulations, negative publicity regarding alcohol consumption, publication of studies that indicate a significant health risk from moderate consumption of alcohol or changes in consumer perceptions of the relative healthfulness or safety of wine generally could adversely affect the sale and consumption of wine and the demand for wine and wine grapes and could have a material adverse effect on the Company's business, financial condition and results of operations.

DEMAND FOR BULK WINE

    Bulk wine and related services accounted for approximately 52.0% of GSV's revenues in its 1997 fiscal year and is estimated to account for approximately 51% of revenues in its 1998 fiscal year. Recently, the Company has focused its resources on the expansion of this portion of its business. Any loss of a major bulk wine customer would reduce GSV's bulk wine revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CASE GOODS SALES

    Sales of case goods and related services accounted for approximately 17.0% of the Company's revenues in its 1997 fiscal year and is estimated to account for approximately 19% of revenues in its 1998 fiscal year. A significant portion of the Company's case goods revenues consisted of short-term private label case goods sales. Additionally, the Company's higher margin proprietary case goods revenues resulted from sales of the Company's relatively unknown proprietary brands of premium wines. Any significant increase in the supply of premium wine in the California wine market that is not met by a corresponding demand could adversely affect the Company's case goods sales.

WINE GRAPE SUPPLY; PRICING

    As recently as the 1996 harvest, the California wine industry experienced a shortage of grapes due to insufficient plantings of premium varieties in the early 1990s, acreage taken out of production due to phylloxera infestation and reduced yields due to poor weather. The Company believes that the demand for wine grapes has also increased substantially over recent years and has generally outpaced grape supply. As a result, prices for premium California wine grapes were at historically high levels following the 1996 harvest and through the 1997 harvest. A number of recent developments, including (1) plantings of new vineyards, (2) yield enhancements through technological advances, (3) denser plantings of vines, (4) availability of wine from foreign sources and (5) excellent weather in the 1997 growing season, have resulted in a greatly increased grape supply, resulting in downward price pressure following the 1997 harvest. In addition, the supply of wine grapes is expected to increase significantly in the near future as the vines from recent plantings mature and their grapes become marketable. Such increases in supply may cause California premium wine grape prices and wine prices to decline significantly, which could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL RISKS

    The Company's current operations emit ethanol and require the periodic usage of various chemical herbicides, fungicides and pesticides, some of which contain hazardous or toxic substances. The emission and usage of these chemicals are, to varying degrees, subject to federal and state regulation. The Company believes that its properties and operations have been and continue to be in material compliance with relevant environmental regulations. At the same time, if hazardous substances are discovered to have emanated from the Company's properties, the Company could be subject to material liability arising from the remediation of such potential harm.

SEASONALITY OF BUSINESS; QUARTERLY REVENUES; FLUCTUATING RESULTS

    The wine grape business is extremely seasonal and the Company recognizes the vast majority of its revenues in the first six months of its fiscal year. GSV is not positioned to maximize quarter-to-quarter results, and its quarterly results should not be considered indicative of those to be expected for a full year. The Company recorded 79.4% of its 1997 fiscal year revenues during the first six months of the Company's 1997 fiscal year. It is expected that GSV's revenues of $89.5 million for the six months ended December 31, 1997 will account for a similar percentage of the Company's revenues for its 1998 fiscal year. GSV has historically operated at a loss in the last two fiscal quarters due to limited sales during such quarters. Seasonality of revenues also affects the Company's cash flow requirements. In the past, GSV has borrowed funds under lines of credit beginning in February or March to finance crop production costs through harvest and repaid such borrowings from the proceeds of each harvest. GSV also borrows substantial sums from late summer through the fall to finance inventory build-up during the fall crush season. Such seasonality in revenues and borrowings may lead to significant fluctuations in the Company's reported quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION; INDUSTRY FRAGMENTATION

    The wine industry is extremely competitive. The Company competes with several well-capitalized companies in the production of bulk wine. Further, many of the Company's current and prospective competitors have substantially greater financial, production, personnel and other resources than the Company. In order to meet near-term shortfalls in supply, a number of wineries have commenced purchases of wine from foreign sources. Because of higher production costs in the United States and the higher prices of grapes in California, especially in comparison to the prices of years past, some wineries can achieve significant cost savings, even after taking into account shipping costs, by importing bulk wine from abroad. Some countries, such as France, have launched marketing campaigns to increase their sales in the United States. Foreign competition can be expected to continue and increase. In addition, the Company's principal winery customers compete with each other and with other wineries located in the United States, Europe, South America, South Africa and Australia. Wine also competes with other alcoholic, and to a lesser degree, nonalcoholic beverages, and to the extent wine consumers reduce consumption of wine in favor of such other beverages, demand for wine and the Company's products and services could decline.

FACILITY EXPANSION

    The Company is currently operating a number of its wine processing facilities at close to full capacity. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its facilities over the next two years. The Company intends to increase the annual processing capacity at its Fresno facility by approximately 20,000 tons of grapes and to expand Fresno wine cooperage capacity by approximately four million gallons. GSV will also expand its Monterey wine processing facility's annual capacity by approximately 15,000 tons of grapes and increase annual barrel fermentation capacity by approximately 18,000 barrels. GSV's efficient use of capital resources in the next two years to expand wine production will be important for the Company to maintain its position as one of the leading suppliers of premium bulk wine and related wine processing services in the United States. The Company's ability to complete this and subsequent expansions may be subject to substantial delays due to shortages of stainless steel tanks and other important materials and equipment, delays that the marketplace periodically experiences. Other factors that may delay such improvements are higher than anticipated expenditures, adverse weather and delays in construction by contractors. The Company has already encountered such delays in its proposed expansion and upgrade of its Monterey facility. Failure to deploy such capital resources successfully or complete any expansion of the Company's operations on a timely basis or underestimating the costs and time required to improve the

Company's facilities could have a material adverse effect on the Company's results of operations and prospects.

GROWTH THROUGH ACQUISITION

    In the last three years the Company has virtually doubled the size of its operations through the acquisition of vineyard acres and wine and brandy production facilities. These acquisitions have resulted in significant growth in revenues and net income for the Company on a year-to-year basis. In the future, there can be no assurance that acceptable acquisition opportunities will be available to the Company or that the Company will be able to profitably integrate any such future acquisition. Thus, it is unlikely that GSV's previous level of acquisition-related activity will continue in the Company's 1998 and 1999 fiscal years and beyond.

FIXED FARMING COSTS

    The Company incurs relatively fixed annual farming costs per vineyard acre. Revenues from grape sales and wine processing and production are not realized until harvest and vary depending upon numerous factors. Vineyard productivity varies from year to year depending upon weather and other factors, and significant variations in annual yields should be expected from time to time. Because production costs are not significantly variable in light of productivity or revenue levels, weak harvests or lower grape prices cannot be fully mitigated by cost reductions and could have an adverse effect upon profitability.

RELIANCE ON KEY PERSONNEL

    The Company believes its continued success depends on the active involvement of Jeffrey B. O'Neill, the Company's Chief Executive Officer, and Brian R. Thompson, the Company's Chief Financial Officer. There can be no assurance that these persons will remain in their management positions with the Company, and the loss of the services of either of these persons could have an adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER MEASURES

    The Company has two classes of Common Stock: Class A Common Stock, which is entitled to 10 votes per share, and Class B Common Stock, which is entitled to one vote per share. The Class A Common Stock and Class B Common Stock vote together on substantially all matters. Following this offering, SBIC Partners, L.P. ("SBIC Partners"), Exeter Equity Partners, L.P. ("EE Partners") and Exeter Venture Lenders, L.P. (individually, "EV Lenders", and, collectively with EE Partners, "Exeter") and Mr. O'Neill will own or control together 4,114,888 shares of Class A Common Stock. In addition, Mr. O'Neill will own or control 24,385 shares of Class B Common Stock. Such ownership will represent 100% of the outstanding Class A Common Stock and an insignificant percent of the Class B Common Stock. Nevertheless, following the offering, the voting power of such Class A Common Stock will represent 88.5% of the combined voting power of both classes of Common Stock, and such persons, acting together, will be able to decide substantially all matters submitted to a stockholder vote, including the election of members of the Company's Board of Directors, proxy contests, mergers and tender offers, thereby ensuring that they will continue to direct the business, policies and management of the Company.

    In addition, the Company and certain stockholders have entered into a Stockholders Agreement (as defined herein) pursuant to which SBIC Partners, Exeter and Mr. O'Neill, have agreed to vote their shares of Common Stock for each other's nominees to the Company's Board of Directors. The Stockholders Agreement also provides, among other things, that the prior written consent of SBIC Partners, which consent is subject to the sole discretion of SBIC Partners, is required with respect to all material transactions relating to the Company. Such voting control by SBIC Partners, Exeter and Mr. O'Neill may discourage certain transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class B Common Stock may receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class B Common Stock. The Stockholders Agreement terminates upon the consummation of an initial public offering of at least 20% of the Company's Common Stock that results in gross proceeds to the Company of at least $35 million. See "Principal and Selling Stockholders", "Certain Transactions" and "Description of Capital Stock".

    Furthermore, following this offering, the Company's Second Amended and Restated Certificate of Incorporation will authorize the issuance and sale of 5,000,000 shares of so-called "blank check" Preferred Stock with rights, preferences and privileges to be fixed by the Board of Directors in its discretion, without further approval of or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse affect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statue prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The application of Section 203 and other provisions of the Company's Certificate of Incorporation, its Bylaws and Delaware corporate law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

GOVERNMENT REGULATION

    GSV is subject to a broad range of federal and state regulatory requirements regarding its operations and practices. These regulations are subject to change and conceivably could have a significant impact on operating practices, chemical usage and other aspects of the Company's business. There can be no assurance that new or revised regulations pertaining to the wine grape production industry will not have a material adverse effect on the Company's business, financial condition and results of operations.

    Wine production and sales are subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the California Department of Alcohol Beverage Control and other state and federal governmental authorities that regulate licensing, trade and pricing practices, labeling, advertising and other activities. In recent years, federal and state authorities have required warning labels on beverages containing alcohol. Restrictions imposed by government authorities on the sale of wine could increase the retail price of wine, which could have an adverse effect on demand for wine in general. There can be no assurance that there will not be new or revised laws or regulations pertaining to the wine industry which could have a negative impact on the Company's business.

DILUTION

    The initial public offering price is substantially higher than the book value per share of Class B Common Stock. Investors purchasing shares of Class B Common Stock in this offering will therefore incur immediate, substantial dilution in the net tangible book value of their shares. In addition, investors purchasing shares of Class B Common Stock in this offering will incur additional dilution upon exercise of stock options by Company officers and employees and issuances of Class B Common Stock in public offerings and in connection with acquisitions in the future. See "Dilution".

ABSENCE OF TRADING MARKET; DETERMINATION OF OFFERING PRICE; VOLATILITY OF STOCK
  PRICE

    Prior to this offering, there has been no public market for the Class B Common Stock. Although the Company has applied to have the Class B Common Stock accepted for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop, or if one does develop, that it will be sustained. The initial public offering price of the Class B Common Stock will be established by negotiation among the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price of the Class B Common Stock after this offering. See "Underwriting". In addition, stock markets from time to time have experienced price and volume fluctuations that have affected the market price for many companies and that frequently have been unrelated to the operating performance of those companies. Such market fluctuations may adversely affect the market price of the Class B Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Class B Common Stock in the public market following this offering could adversely affect the market price of the Class B Common Stock. Although only the 4,300,000 shares being sold in this offering will be available for sale in the public market immediately after the offering, substantially all of the remaining shares of Class B Common Stock and Class A Common Stock, which are convertible into shares of Class B Common Stock at any time on a share-for-share basis, will be eligible for sale in the public market beginning 90 days from the date of this offering, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and to certain contractual limitations. See "Shares Eligible for Future Sale".

YEAR 2000 COMPLIANCE

    A significant percentage of the software that runs most of the computers in the United States relies on two digit date codes to perform a number of computation and decision making functions. Commencing on January 1, 2000, these computer programs may fail from an inability to interpret date codes properly, misreading "00" for the year 1900 instead of the year 2000. The Company believes that its operating systems and application software programs are Year 2000 compliant, though there can be no assurance in that regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements regarding the Company's financial position, business strategy, prospects and other related matters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results could differ materially from the Company's expectations as a result of a number of factors, including without limitation, agricultural risks, the Company's ability or inability to implement its growth strategy and the possibility of a significant shift in consumer wine drinking preferences.

                                  THE COMPANY

    GSV is one of the largest vertically integrated suppliers of premium bulk wines, wine processing and storage services, wine grapes and case goods in the United States. The Company is a contract supplier of choice for many of the leading branded wineries in California because of its reputation for quality and service, extensive vineyard holdings, strategically located facilities and ability to tailor a full range of products and services to meet the particular needs of its customers. The Company believes that its strong customer relationships, low-cost operations and ability to successfully integrate vineyard and facility acquisitions have enabled GSV to capitalize on recent wine industry trends, including the growth of the premium wine market and the trend by many of the leading branded wineries to outsource wine production. Over the last five years, GSV has increased its revenues at a compounded annual rate of 19% from $47.0 million in fiscal 1993 to $95.8 million in fiscal 1997.

    The Company provides a broad range of high quality winemaking and processing services, barrel fermentation and bottling and storage services to many of the largest branded wineries in California and to a number of international wineries. The Company supplies premium bulk wine pursuant to long-term supply agreements with Sutter Home, Canandaigua, Sebastiani, Heublein, Vincor, Mildara Blass and other wineries. The Company also delivers contract wine processing, barrel fermentation and storage services under contracts with, among others, The Wine Group, Mondavi and Beringer. The Company also sells wine grapes, primarily to Gallo.

    GSV produces private label case goods for a number of clients, such as ADM, Boisset and Trader Joe's. The Company is the largest exporter of bulk wine from California, according to Fredrikson, and, in fiscal 1997, the Company derived approximately 12% of its revenues from the sale of bulk wine and case goods outside of the United States. The Company also supplies brandy (a distilled derivative of wine) to Heublein pursuant to a long-term agreement and is the second largest brandy producer in the United States.

    The combination of GSV's extensive vineyard holdings and five strategically located facilities has enabled the Company to become one of California's low-cost producers of premium bulk wine. The Company's 9,600 acres of vineyard properties in California's San Joaquin Valley allow the Company to source high quality wine grapes at a competitive cost. The Company's wine processing facilities are generally modern, efficient and automated, and allow for large scale, low-cost production of premium bulk wine and case goods and the delivery of a full line of winemaking, processing and storage services. Over the last four years, the Company has greatly expanded its presence in the California wine industry by acquiring vineyards and wine and brandy processing facilities and quickly integrating these acquisitions into GSV's winemaking operations.

    The Company was incorporated in Delaware in 1995. The predecessor to the Company's primary operating subsidiary, Golden State Vintners, a California corporation ("Golden State Vintners"), was originally founded in 1936 as a cooperative family winery by Arpaxat Setrakian, the grand-father of Jeffrey B. O'Neill, the Company's Chief Executive Officer, and was originally located in the town of Cutler in California's San Joaquin Valley. In April 1995, Golden State Vintners was acquired by the Company, then known as Golden State Acquisition Corp. ("GSAC"), in a transaction led by an investment group that included Smith McDonnell Stone & Co. ("SMS"), SBIC Partners and Exeter. In October 1996, SBIC Partners and Mr. O'Neill invested additional funds in the Company, and the equity interests of SMS were repurchased by the Company. See "Certain Relationship and Related Transactions". The Company changed its name from GSAC to GSV on April 22,1998. The Company's principal executive offices are located at 500 Drake's Landing Road, Greenbrae, California 94904, and the Company's telephone number is (415) 461-4400.

                                USE OF PROCEEDS

THE COMPANY

    The net proceeds to the Company from the sale of the 2,150,000 shares of Class B Common Stock offered by it hereby are estimated to be $33.4 million
($        if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $17.50 per share, after deducting underwriting discounts and estimated offering expenses payable by the Company.

    The Company intends to use approximately $18 million of the net proceeds from the offering to repay certain long-term debt obligations, other than the senior secured notes issued by the Company, and approximately $10 million of the net proceeds to redeem all outstanding shares of its 12% Senior Redeemable Exchangeable Preferred Stock (the "Senior Preferred Stock"). Initially, the Company intends to use the balance of the net proceeds to pay down a portion of GSV's revolving credit facility, which, as of December 31, 1997, had $18.6 million in outstanding balances thereunder. The remainder of the proceeds of this offering, if any, and the Company's renewed borrowing capacity are expected to be used for capital expenditures, working capital and other general corporate purposes. Specifically, the Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities in Fresno and Monterey. The cost, timing and amount of any additional funds required by the Company cannot be precisely determined at this time and will be based upon numerous factors. The Board of Directors has broad discretion in determining how the proceeds of the offering will be applied. Pending such uses, the Company intends to invest the net proceeds of the offering in short-term, investment grade, interest-bearing obligations. The Company will not receive any proceeds from the sale of shares of Class B Common Stock by the Selling Stockholders.

THE SELLING STOCKHOLDERS

    Each of SBIC Partners and Exeter intends to use a portion of the net proceeds it receives from the offering, estimated to aggregate $28.5 million (or
$     million, assuming the over-allotment option is exercised in full), assuming an initial public offering price of $17.50 per share, to redeem certain outstanding participating securities issued to the U.S. Small Business Administration ("SBA"). Such redemption will be made in accordance with all applicable rules and regulations of the SBA.

                                    DILUTION

    The pro forma net tangible book value of the Company as of December 31, 1997 was approximately $17.1 million, or $2.44 per share of Common Stock based upon an aggregate of 6,992,054 shares of Class A Common Stock and Class B Common Stock outstanding. Net tangible book value per share represents the amount of the Company's total tangible assets (total assets less deferral financing costs) less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to (i) the conversion of all outstanding shares of the Company's previous Class B Common Stock into shares of Class A Common Stock; (ii) the conversion of 178,105 shares of Junior Preferred Stock into 130,349 shares of the Company's newly created Class B Common Stock and (iii) the conversion of all outstanding shares of the Company's Class E Common Stock and Class K Common Stock in shares of GSV's newly-created Class B Common Stock. After giving effect to the sale by the Company of 2,150,000 shares of Class B Common Stock offered hereby (assuming that the Underwriters' over-allotment option is not exercised) at an assumed initial public offering price of $17.50 per share, and the application of estimated net proceeds therefrom (after deducting the Underwriters' discount and estimated offering expenses), the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $5.32 per share of Common Stock based upon an aggregate of 9,142,054 shares of Class A Common Stock and Class B Common Stock outstanding. This represents an immediate increase in pro forma net tangible book value of $2.88 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $12.18 per share to new investors purchasing shares of Class B Common Stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $   17.50
  Pro forma net tangible book value per share before
    offering................................................  $    2.44
  Increase in pro forma net tangible book value per share
    attributable to new investors in offering...............       2.88
                                                              ---------
Pro forma net tangible book value per share after
  offering..................................................                  5.32
                                                                         ---------
Dilution per share to new investors in offering (1).........             $   12.18
                                                                         ---------
                                                                         ---------

--------------

(1) Assumes no exercise of any outstanding stock options to purchase shares of Class A Common Stock or Class B Common Stock. As of March 31, 1998, there were 670,434 shares of Class A Common Stock and 933,547 shares of Class B Common Stock reserved for issuance under the Company's option plans and other outstanding stock options agreements at a weighted average exercise price of approximately $8.39 per share. To the extent that these outstanding options would have been exercised, the dilution in pro forma net tangible book value after giving effect to the Offering would have been $11.72 per share to new investors. See "Management--Stock Option Plans" and "Description of Capital Stock".

    The following table summarizes, on an as adjusted basis as of December 31, 1997, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid (before deducting the Underwriters' discount and estimated offering expenses), and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Class B Common Stock in this offering (assuming an initial public offering price of $17.50 per share and that the Underwriters' over-allotment option is not exercised);

                                                       SHARES PURCHASED (1)         TOTAL CONSIDERATION         AVERAGE
                                                     -------------------------  ----------------------------   PRICE PER
                                                       NUMBER       PERCENT         AMOUNT        PERCENT        SHARE
                                                     -----------  ------------  --------------  ------------  -----------
Existing stockholders..............................    6,992,054          76%   $    9,582,199          20%    $    1.37
New investors......................................    2,150,000          24        37,625,000          80     $   17.50
                                                     -----------         ---    --------------         ---
    Total..........................................    9,142,054         100%   $   47,207,199         100%    $    5.16
                                                     -----------         ---    --------------         ---    -----------
                                                     -----------         ---    --------------         ---    -----------

--------------

(1) See Footnote 1 to the preceding table regarding certain assumptions.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its outstanding shares of Common Stock. The Company currently intends to retain future earnings to finance its operations, and therefore does not anticipate paying any cash dividends on the shares of Class A Common Stock or of Class B Common Stock in the foreseeable future. In addition, negative covenants contained in the Company's senior credit facility currently prohibit the Company from paying cash dividends on such shares without the prior approval of the lender. See Note 6 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company at December 31, 1997 and the pro forma capitalization of the Company at such date, after giving effect to (i) the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock; (ii) the conversion of 178,105 shares of Junior Preferred Stock into 130,349 shares of the Company's newly-created Class B Common Stock; and (iii) the conversion of all outstanding shares of Class E Common Stock and Class K Common Stock into shares of the Company's newly-created Class B Common Stock. The table also sets forth the capitalization of the Company at December 31, 1997 as adjusted to reflect the issuance and sale by the Company of 2,150,000 shares of Class B Common Stock pursuant to the offering, the receipt by the Company of the estimated net proceeds therefrom (assuming an initial public offering price of $17.50 per share and that the Underwriters' over-allotment option is not exercised and after deducting the Underwriters' discount and estimated offering expenses of both the Company and the Selling Stockholders, all of which is payable by the Company), and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                 DECEMBER 31, 1997
                                                                        -----------------------------------
                                                                         ACTUAL     PRO FORMA   AS ADJUSTED
                                                                        ---------  -----------  -----------
                                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Line of credit........................................................  $  18,600   $  18,600    $  13,009
Long-term debt........................................................     52,714      52,714       34,914
                                                                        ---------  -----------  -----------
  Total debt..........................................................     71,314      71,314       47,923
Redeemable preferred stock:
  12% Senior Preferred Stock, $0.01 par value: 100,000 shares authorized; 100,000 shares outstanding actual and pro forma; no
    shares outstanding as adjusted....................................      8,166       8,166       --
  8% Junior Preferred Stock, $0.01 par value: 200,000 shares authorized; 178,105 shares outstanding actual; no shares
    outstanding pro forma and as adjusted.............................        714      --           --
                                                                        ---------  -----------  -----------
                                                                            8,880       8,166       --
Stockholders' equity:
  Class A Common Stock, $.0034 par value actual and $0.01 par value pro forma and as adjusted: no shares authorized actual and
    6,000,000 shares authorized pro forma and as adjusted; no shares outstanding actual, 5,561,014 shares outstanding pro forma and
    3,807,288 shares outstanding as adjusted (1)......................     --              56           38
  Class B Common Stock, $0.0034 par value actual and $0.01 par value pro forma and as adjusted: 7,250,000 shares authorized actual and
    54,000,000 shares authorized pro forma and as adjusted; 5,561,014 shares outstanding actual, 1,431,040 shares outstanding pro forma
    and 5,334,766 shares outstanding as adjusted (1)..................         19          14           53
  Class E Common Stock, $0.0034 par value: 2,900,000 shares
    authorized; 1,200,829 shares outstanding actual, no shares
    outstanding pro forma and as adjusted.............................          4      --           --
  Class K Common Stock, $0.0034 par value: 1,450,000 shares
    authorized; 99,862 shares outstanding actual, no shares
    outstanding pro forma and as adjusted.............................     --          --           --
  Additional paid-in capital..........................................      8,844       9,511       42,882
  Retained earnings...................................................      7,968       7,968        6,133
                                                                        ---------  -----------  -----------
    Total stockholders' equity........................................     16,835      17,549       49,107
                                                                        ---------  -----------  -----------
      Total capitalization............................................  $  97,029   $  97,029    $  97,029
                                                                        ---------  -----------  -----------
                                                                        ---------  -----------  -----------

----------------

(1) Excludes 670,434 shares of Class A Common Stock and 933,547 shares of Class B Common Stock reserved for issuance under GSV's option plans and other stock option agreements. See "Management--Stock Option Plans" and Notes 9 and 15 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The statement of operations data for the years ended June 30, 1993 and 1994 and the balance sheet data at June 30, 1993 and 1994 have been derived from audited financial statements of Old GSV, which financial statements are not included in this Prospectus. The balance sheet data at June 30, 1995 have been derived from the audited financial statements of the Company, which financial statements are not included in this Prospectus. The statement of operations data for the period from July 1, 1994 to April 26, 1995 have been derived from the audited financial statements of Old GSV, which have been audited by Deloitte & Touche LLP and which are included elsewhere in this Prospectus. The statement of operations data for the period from April 27, 1995 to June 30, 1995 and for the years ended June 30, 1996 and 1997 and the balance sheet data at June 30, 1996 and 1997 have been derived from audited financial statements of the Company, which have been audited by Deloitte & Touche LLP and which are included elsewhere in this Prospectus. The statement of operations data for the six months ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements for such periods, which are included elsewhere in this Prospectus and which in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations of the Company for such periods. Results for the interim periods are not necessarily indicative of results for a full year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                    OLD GSV                           NEW GSV
                                                       ---------------------------------  --------------------------------
                                                            YEAR ENDED         JULY 1,    APRIL 27,        YEAR ENDED
                                                             JUNE 30,          1994 TO     1995 TO          JUNE 30,
                                                       --------------------   APRIL 26,    JUNE 30,   --------------------
                                                         1993       1994        1995         1995       1996       1997
                                                       ---------  ---------  -----------  ----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $  47,048  $  44,063   $  42,851   $    4,037  $  71,755  $  95,785
Cost of sales (1)....................................     38,713     34,241      34,772        3,949     58,468     71,662
Gross profit.........................................      8,335      9,822       8,079           88     13,287     24,123
Selling, general, and administrative expenses (2)....      1,676      2,768       3,364          951      5,042      7,408
Income (loss) from operations........................      6,659      7,054       4,715         (863)     8,245     16,715
Interest expense.....................................      2,813      3,189       2,797          920      5,344      5,880
Other expense, net...................................     --             37          44            1        394        677
Income (loss) before income taxes....................      3,846      3,828       1,874       (1,784)     2,507     10,158
Net income (loss)....................................      6,618      3,503       1,874       (1,784)     1,924      6,170
Earnings (loss) per common share (3):
  Basic..............................................                                     $     (.26) $     .09  $     .71
                                                                                          ----------  ---------  ---------
                                                                                          ----------  ---------  ---------
  Diluted............................................                                     $     (.26) $     .09  $     .71
                                                                                          ----------  ---------  ---------
                                                                                          ----------  ---------  ---------
Weighted average shares outstanding (3):
  Basic..............................................                                          6,856      6,856      6,860
                                                                                          ----------  ---------  ---------
                                                                                          ----------  ---------  ---------
  Diluted............................................                                          6,856      6,856      6,860
                                                                                          ----------  ---------  ---------
                                                                                          ----------  ---------  ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization......................  $   1,946  $   2,279   $   1,926   $      755  $   3,319  $   4,207
  Capital expenditures...............................      1,007      3,639       3,222        8,967      3,536      4,778
  EBITDA (4).........................................     12,934      8,959       6,418         (342)    10,893     19,887

OTHER DATA:
  Tons of grapes crushed (5).........................    128,022    110,285                  119,103    156,722    163,521
  Vineyard property (in acres).......................      7,850      7,850                    9,600      9,600      9,600


                                                         SIX MONTHS ENDED

                                                           DECEMBER 31,
                                                       --------------------
                                                         1996       1997
                                                       ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $  76,073  $  89,530
Cost of sales (1)....................................     57,285     66,033
Gross profit.........................................     18,788     23,497
Selling, general, and administrative expenses (2)....      3,781     11,550
Income (loss) from operations........................     15,007     11,947
Interest expense.....................................      2,971      3,446
Other expense, net...................................        386        481
Income (loss) before income taxes....................     11,650      8,020
Net income (loss)....................................      7,071      4,897
Earnings (loss) per common share (3):
  Basic..............................................  $     .93  $     .62
                                                       ---------  ---------
                                                       ---------  ---------
  Diluted............................................  $     .91  $     .59
                                                       ---------  ---------
                                                       ---------  ---------
Weighted average shares outstanding (3):
  Basic..............................................      6,859      6,862
                                                       ---------  ---------
                                                       ---------  ---------
  Diluted............................................      7,136      7,318
                                                       ---------  ---------
                                                       ---------  ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization......................  $   3,316  $   3,560
  Capital expenditures...............................      2,118      2,248
  EBITDA (4).........................................     17,937     14,828
OTHER DATA:
  Tons of grapes crushed (5).........................    163,521    197,841
  Vineyard property (in acres).......................      9,600      9,600

                                           OLD GSV                                          NEW GSV
                                     --------------------  -------------------------------------------------------------------------
                                           JUNE 30,                   JUNE 30,                         DECEMBER 31, 1997
                                     --------------------  -------------------------------  ----------------------------------------
                                       1993       1994       1995       1996       1997      ACTUAL    PRO FORMA(6)   AS ADJUSTED(7)
                                     ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
BALANCE SHEET DATA:
Working capital....................  $   5,755  $  10,011  $   8,735  $   9,335  $   9,386  $  12,368    $  12,368      $   17,959
Total assets.......................     45,741     53,537     80,941     90,435    102,111    138,273      138,273         138,273
Total long-term debt...............     27,119     30,900     44,322     42,973     49,781     49,890       49,890          32,090
Redeemable preferred stock.........     --         --          9,978     10,034      8,813      8,880        8,166          --
Stockholders' equity...............     10,286     13,789     10,037     10,670     12,574     16,835       17,550          49,107

--------------------
(1) In accordance with purchase accounting rules applied to the Company's acquisition of Old GSV, inventory was increased to fair market value. The inventory step-up increased cost of sales for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996 by $471 and $1,563, respectively.
(2) Management incentives relating to stock appreciation rights and bonuses increased selling, general and administrative expenses by $33, $930, $2,141, $1,157 and $8,800 for the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997, and the six months ended December 31, 1996 and 1997, respectively.
(3) See Note 2 of the Notes to Consolidated Financial Statements for an explanation of the basic and diluted earnings per share computations.
(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.
(5) It is industry custom to convert one ton of wine grapes to 170 gallons of wine, and to convert gallons of wine to cases of twelve 750ml bottles at the rate of 2.3775 gallons per case. All grapes crushed in the twelve month period ended June 30, 1995 are shown under New GSV.
(6) Pro forma to give effect to the conversion of all shares of Junior Preferred Stock into shares of Class B Common Stock as if it had occurred on December 31, 1997.
(7) Assumes that the issuance and sale of the 2,150,000 shares of Class B Common Stock offered by the Company hereby at an assumed initial public offering price of $17.50 per share and the application of the estimated net proceeds therefrom occurred on December 31, 1997.

        SUPPLEMENTAL PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA
                                 (IN THOUSANDS)

    The Company's acquisition of all of the outstanding capital stock of Old GSV on April 27, 1995 was accounted for as a purchase, resulting in new bases of assets and liabilities effective April 27, 1995. Also effective December 31, 1997, the Company restructured certain management incentives. The restructured incentives will not have a material impact on the Company's net income in fututre periods but, as a result of vested stock options, will impact the Company's future earnings per share. The supplemental consolidated financial data set forth below are presented herein to reflect on a pro forma basis the comparative consolidated financial data without (i) the inventory step-up included in the actual results of the Company for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996; and (ii) the impact of certain management incentives included in the audited results for the period July 1, 1994 to April 26, 1995, the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997 and the six months ended December 31, 1996 and 1997. For comparative purposes, such pro forma data for the periods July 1, 1994 to April 26, 1995 (Old GSV) and April 27, 1995 to June 30, 1995 (New GSV) have been combined and reflected below under "Year Ended June 30, 1995". This information should be read in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited Consolidated Financial Statements and Notes thereto, each of which is included elsewhere in this Prospectus.

                                                                                            SIX MONTHS ENDED
                                                    YEAR ENDED JUNE 30,                       DECEMBER 31,
                                   -----------------------------------------------------  --------------------
                                     1993       1994       1995       1996       1997       1996       1997
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues.........................  $  47,048  $  44,063  $  46,888  $  71,755  $  95,785  $  76,073  $  89,530
Cost of sales (1)................     38,713     34,241     38,250     56,905     71,662     57,285     66,033
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit (1).................      8,335      9,822      8,638     14,850     24,123     18,788     23,497
Selling, general and
  administrative expenses (2)....      1,676      2,768      3,119      4,113      5,267      2,624      2,750
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations (1)(2)....      6,659      7,054      5,519     10,737     18,856     16,164     20,747
Interest expense.................      2,813      3,189      3,716      5,344      5,880      2,971      3,446
Other expense, net...............     --             37         47        394        677        386        481
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes
  (1)(2).........................      3,846      3,828      1,756      4,999     12,299     12,807     16,820
Income taxes (3).................      1,557        325        467      1,583      4,847      5,043      6,655
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary
  items..........................      2,289      3,503      1,289      3,416      7,452      7,764     10,165
Extraordinary items (4)..........      4,329     --         --         --         --         --         --
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.......................  $   6,618  $   3,503  $   1,289  $   3,416  $   7,452  $   7,764  $  10,165
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

--------------

(1) For the years ended June 30, 1995 and 1996, cost of sales was reduced and gross profit, income from operations and income before income taxes were effectively increased by $471 and $1,563, respectively, after adding back the effects of the inventory step-up.

(2) For the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, selling, general and administrative expenses were reduced and income from operations and income before income taxes were effectively increased by $1,195, $930, $2,141, $1,157 and $8,800, respectively, after adding back the impact of the management incentives.

(3) For the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, income taxes have been computed on income before income taxes after adjustment for the effects of the adjustments described in (1) and (2) above.

(4) For the year ended June 30, 1993, gain on debt restructuring of $2,172 and the tax benefit of utilization of net operating loss carryforwards of $2,157 were recorded.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA", "SUPPLEMENTAL PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, EACH OF WHICH IS INCLUDED ELSEWHERE IN THIS PROSPECTUS. FOR COMPARATIVE PURPOSES ONLY, DATA FOR THE PERIODS JULY 1, 1994 TO APRIL 26, 1995 AND APRIL 27, 1995 TO JUNE 30, 1995 HAVE BEEN COMBINED AND REFLECTED BELOW IN ALL REFERENCES TO THE COMPANY'S 1995 FISCAL YEAR.

OVERVIEW

    The Company's operations can be distinguished among the following: bulk wine and related services, grape sales, case goods and related services and brandy. Bulk wine and related services includes the production and sale of bulk wine, the provision of custom crushing services, the storage of bulk wine in tanks and barrels and the delivery of bulk wine barreling services, such as racking and topping. Grape sales consist of the sale of grapes grown at the Company's vineyards as well as grapes purchased by the Company from third party growers. Case goods and related services includes the production of proprietary and private label bottled wine and wine-based beverages and the provision of custom bottling and storage services. The Company's brandy business includes the production of brandy and grape spirits and the provision of brandy barrel storage and related barreling services. See "Business--Company Operations".

SUPPLEMENTAL STATEMENT OF OPERATIONS ADJUSTMENTS

    The Company's net income has been reduced by certain charges resulting from a number of financial transactions, as described below. On April 27, 1995, Golden State Vintners was acquired by the Company (the "Golden State Vintners Purchase") in a transaction that was accounted for as a purchase, for an amount in excess of the book value of assets. This resulted in a step-up of $2.0 million in the basis of acquired inventory (the "Inventory Step-Up"), which impacted cost of sales by $0.5 million and $1.6 million in the fiscal years ended June 30, 1995 and 1996, respectively.

    In connection with the Golden State Vintners Purchase, Golden State Vintners entered into a five-year Employment Agreement (the "Old Agreement") with Jeffrey
B. O'Neill, the Company's President and Chief Executive Officer. Terms of the Old Agreement provided for, among other things, the granting to Mr. O'Neill of 504,348 and 145,000 stock appreciation rights (the "O'Neill SARs") at exercise prices of $1.72 and $0.003 per right, respectively. Additionally, the Old Agreement provided for a performance-based bonus calculated as a percentage of operating income, as set forth therein (the "O'Neill Bonus"). An additional 145,000 stock appreciation rights were issued to Brian R. Thompson, GSV's Chief Financial Officer, in connection with his employment in November 1995 at an exercise price of $2.59 per right (the "Thompson SARs"). The O'Neill SARs, the Thompson SARs and the O'Neill Bonus are sometimes collectively referred to as the "Management Incentives".

    In the fiscal years ended June 30, 1995, 1996 and 1997, Management Incentives of $1.2 million, $0.9 million and $2.1 million, respectively, were included in the selling, general and administrative expenses reported for such periods. For the six months ended December 31, 1996 and 1997, such Management Incentives accounted for $1.2 million and $8.8 million, respectively, of selling, general and administrative expenses. With respect to the six months ended December 31, 1997, $1.5 million of such $8.8 million of Management Incentives arose as a result of the acceleration of certain estimated bonus amounts due under the Old Agreement. As of December 31, 1997, (a) the Old Agreement was terminated, eliminating the O'Neill Bonus, and (b) each of the O'Neill SARs and the Thompson SARs were replaced with a combination of compensation paid partly in cash and partly with promissory notes and fully vested non-qualified stock options having an exercise price of $12.07 per share (the "Replacement

Incentives"). Such Replacement Incentives will not have a material impact on the Company's net income in future periods, but, as a result of the fully vested nature of the options granted to Messrs. O'Neill and Thompson, will impact GSV's future earnings per share. None of the Replacement Incentives contains a formula based bonus. Additionally, the Company does not anticipate that bonuses paid to Mr. O'Neill will be material under the terms of his current employment agreement.

    In connection with the Replacement Incentives, effective January 1, 1998,
(1) the Company made cash payments of $4.7 million and $0.7 million to Messrs. O'Neill and Thompson, respectively (the "Executive Cash Payments"), and (2) the Company issued promissory notes in the amount of $4.7 million and $0.7 million to Messrs. O'Neill and Thompson, respectively (the "Executive Promissory Notes"). Messrs. O'Neill and Thompson used their respective Executive Cash Payments to exercise stock options and to pay certain income taxes due. See "Certain Relationships and Related Transactions" and Note 15 of Notes to Consolidated Financial Statements.

    The table below sets forth summary statement of operations data for the three fiscal years ended June 30, 1997 and for the six months ended December 31, 1996 and 1997, with and without the Inventory Step-Up and the Management Incentives.

         SUMMARY AS REPORTED AND PRO FORMA STATEMENT OF OPERATIONS DATA
                                 (IN THOUSANDS)

                                                              1995                      AS REPORTED                  PRO FORMA
                                      AS REPORTED           COMBINED     ------------------------------------------  ---------
                                ------------------------  PRO FORMA(1)
                                  JULY 1,     APRIL 27,   -------------                          SIX MONTHS ENDED      YEAR
                                   1994         1995          YEAR       YEAR ENDED JUNE 30,                           ENDED
                                    TO           TO           ENDED                                DECEMBER 31,      JUNE 30,
                                 APRIL 26,    JUNE 30,      JUNE 30,     --------------------  --------------------  ---------
                                   1995         1995          1995         1996       1997       1996       1997       1995
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Revenues......................   $  42,851    $   4,037     $  46,888    $  71,755  $  95,785  $  76,073  $  89,530  $  46,888
Cost of sales (2).............      34,772        3,949        38,721       58,468     71,662     57,285     66,033     38,250
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Gross profit (2)..............       8,079           88         8,167       13,287     24,123     18,788     23,497      8,638
Selling, general and
  administrative expenses
  (3).........................       3,364          951         4,314        5,042      7,408      3,781     11,550      3,119
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations
  (2)(3)......................       4,715         (863)        3,853        8,245     16,715     15,007     11,947      5,519
Interest expense..............       2,797          920         3,716         5,34      5,880      2,971      3,446      3,716
Other expense, net............          44            1            47          394        677        386        481         47
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income before income taxes
  (2)(3)......................       1,874       (1,784)           90        2,507     10,158     11,650      8,020      1,756
Income taxes (4)..............      --           --            --              583      3,988      4,579      3,123        467
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Net income....................   $   1,874    $  (1,784)    $      90    $   1,924  $   6,170  $   7,071  $   4,897  $   1,289
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
                                -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------

                                                        SIX MONTHS ENDED
                                                          DECEMBER 31,
                                                      --------------------
                                  1996       1997       1996       1997
                                ---------  ---------  ---------  ---------
Revenues......................  $  71,755  $  95,785  $  76,073  $  89,530
Cost of sales (2).............     56,905     71,662     57,285     66,033
                                ---------  ---------  ---------  ---------
Gross profit (2)..............     14,850     24,123     18,788     23,497
Selling, general and
  administrative expenses
  (3).........................      4,113      5,267      2,624      2,750
                                ---------  ---------  ---------  ---------
Income (loss) from operations
  (2)(3)......................     10,737     18,856     16,164     20,747
Interest expense..............      5,344      5,880      2,971      3,446
Other expense, net............        394        677        386        481
                                ---------  ---------  ---------  ---------
Income before income taxes
  (2)(3)......................      4,999     12,299     12,807     16,820
Income taxes (4)..............      1,583      4,847      5,043      6,655
                                ---------  ---------  ---------  ---------
Net income....................  $   3,416  $   7,452  $   7,764  $  10,165
                                ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------

--------------------

The following footnotes explain the variations in the above presentation of the summary pro forma statement of operations data, as compared to the as reported statement of operations data:

(1) Represents the summation of the "As Reported" amounts for the periods ended April 26, 1995 and June 30, 1995.

(2) Cost of sales was reduced and gross profit, income from operations and income before income taxes were effectively increased by $471 and $1,563 for the years ended June 30, 1995 and 1996, respectively, as a result of the elimination of the Inventory Step-up.

(3) Selling, general and administrative expenses were reduced and income from operations and income before income taxes were effectively increased by $1,195, $930 and $2,141 for the years ended June 30, 1995, 1996 and 1997, respectively, and $1,157 and $8,800 for the six months ended December 31, 1996 and 1997, respectively, as a result of the elimination of the impact of the Management Incentives, which were restructured as of December 31, 1997.

(4) For the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, income taxes have been computed on income before income taxes after giving effect to the adjustments described in (2) and (3) above.

    The following table reflects summary statement of operations data shown above, expressed as a percentage of revenues:

                             PERCENTAGE OF REVENUES

                                                                 1995                      AS REPORTED                  PRO FORMA
                                         AS REPORTED           COMBINED     ------------------------------------------  ---------
                                   ------------------------  PRO FORMA(1)
                                     JULY 1,     APRIL 27,   -------------                          SIX MONTHS ENDED      YEAR
                                      1994         1995          YEAR       YEAR ENDED JUNE 30,                           ENDED
                                       TO           TO           ENDED                                DECEMBER 31,      JUNE 30,
                                    APRIL 26,    JUNE 30,      JUNE 30,     --------------------  --------------------  ---------
                                      1995         1995          1995         1996       1997       1996       1997       1995
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Revenues.........................       100.0%       100.0%        100.0%       100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales....................        81.1         97.8          82.6         81.5       74.8       75.3       73.8       81.6
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Gross profit.....................        18.9          2.2          17.4         18.5       25.2       24.7       26.2       18.4
Selling, general and
  administrative expenses........         7.9         23.6           9.2          7.0        7.7        5.0       12.9        6.7
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations....        11.0        (21.4)          8.2         11.5       17.5       19.7       13.3       11.7
Interest expense.................         6.5         22.8           7.9          7.4       6.15        3.9        3.8        7.9
Other expense, net...............         0.1       --               0.1          0.6        0.8        0.6         .5        0.1
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income before income taxes.......         4.4        (44.2)          0.2          3.5       10.6       15.3        9.0        3.7
Income taxes (benefit)...........      --           --            --              0.8        4.2        6.0        3.5        1.0
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
Net income.......................         4.4        (44.2)          0.2          2.7        6.4        9.3        5.5        2.7
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------
                                   -----------  -----------  -------------  ---------  ---------  ---------  ---------  ---------

                                                           SIX MONTHS ENDED
                                                             DECEMBER 31,
                                                         --------------------
                                     1996       1997       1996       1997
                                   ---------  ---------  ---------  ---------
Revenues.........................      100.0%     100.0%     100.0%     100.0%
Cost of sales....................       79.3       74.8       75.3       73.8
                                   ---------  ---------  ---------  ---------
Gross profit.....................       20.7       25.2       24.7       26.2
Selling, general and
  administrative expenses........        5.7        5.5        3.5        3.1
                                   ---------  ---------  ---------  ---------
Income (loss) from operations....       15.0       19.7       21.2       23.1
Interest expense.................        7.4        6.1        3.9        3.8
Other expense, net...............        0.6        0.8        0.5         .5
                                   ---------  ---------  ---------  ---------
Income before income taxes.......        7.0       12.8       16.8       18.8
Income taxes (benefit)...........        2.2        5.0        6.6        7.4
                                   ---------  ---------  ---------  ---------
Net income.......................        4.8        7.8       10.2       11.4
                                   ---------  ---------  ---------  ---------
                                   ---------  ---------  ---------  ---------

SEASONALITY AND QUARTERLY RESULTS

    The Company has experienced and expects to continue to experience seasonal and quarterly fluctuations in its revenues. Because of the inherent seasonality of its operations, the Company has reported its highest revenues and net income in its first and second fiscal quarters, as the Company sells most of its grapes in the first quarter, immediately after harvest, sells most of its bulk wine in the second quarter, immediately after crush, and performs many of its wine processing services in the first and second quarters. As a result, the Company typically reports lower revenues and net income (loss) in the third and fourth fiscal quarters.

    The following table illustrates the seasonality of the Company's revenues and net income (loss) for each of the four fiscal quarters of the Company's 1997 fiscal year:

                    QUARTERLY REVENUES AND NET INCOME (LOSS)

                                                                           FISCAL 1997 QUARTER ENDED
                                                                   ------------------------------------------
                                                                   SEPT. 30    DEC. 31    MAR. 31    JUNE 30
                                                                   ---------  ---------  ---------  ---------
                                                                             (DOLLARS IN THOUSANDS)
Revenues.........................................................  $  42,211  $  33,862  $  12,663  $   7,049
Percent of revenues..............................................       44.1%      35.3%      13.2%       7.4%
Net income (loss)................................................  $   5,072  $   1,999  $     423  $  (1,324)
Percentage of net income (loss)..................................       82.2%      32.4%       6.9%     (21.5)%

RESULTS OF OPERATIONS

    The following table illustrates the Company's revenues by source for the periods indicated:

                               REVENUES BY SOURCE
                                 (IN THOUSANDS)

                                                                 YEAR ENDED
                                                                  JUNE 30,                  SIX MONTHS ENDED
                                                    ------------------------------------      DECEMBER 31,
                                                     COMBINED PRO                         --------------------
                                                      FORMA 1995      1996       1997       1996       1997
                                                    --------------  ---------  ---------  ---------  ---------
Revenues:
  Bulk wine and related services..................    $   26,082    $  33,816  $  50,228  $  38,390  $  46,404
  Grape sales.....................................        12,875       15,183     18,585     18,605     22,820
  Case goods and related services.................         6,288       11,335     15,829      7,830     10,642
  Brandy..........................................         1,643       11,421     11,143     11,248      9,664
                                                    --------------  ---------  ---------  ---------  ---------
    Total revenues................................    $   46,888    $  71,755  $  95,785  $  76,073  $  89,530
                                                    --------------  ---------  ---------  ---------  ---------
                                                    --------------  ---------  ---------  ---------  ---------

    The following table illustrates the Company's revenues by source for the periods indicated, expressed as a percentage of revenues:

                        PERCENTAGE OF REVENUES BY SOURCE

                                                                            YEAR ENDED                  SIX MONTHS ENDED
                                                                             JUNE 30,
                                                               -------------------------------------      DECEMBER 31,
                                                                COMBINED PRO                          --------------------
                                                                 FORMA 1995       1996       1997       1996       1997
                                                               ---------------  ---------  ---------  ---------  ---------
Revenues:
  Bulk wine and related services.............................          55.6%         47.1%      52.5%      50.4%      51.8%
  Grape sales................................................          27.5          21.2       19.4       24.5       25.5
  Case goods and related services............................          13.4          15.8       16.5       10.3       11.9
  Brandy.....................................................           3.5          15.9       11.6       14.8       10.8
                                                                      -----     ---------  ---------  ---------  ---------
    Total revenues...........................................           100%          100%       100%       100%       100%
                                                                      -----     ---------  ---------  ---------  ---------
                                                                      -----     ---------  ---------  ---------  ---------

SIX MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

REVENUES

    Revenues for the first six months of fiscal 1998 were $89.5 million, an increase of $13.4 million or 17.7%, as compared to revenues of $76.1 million in the first six months of fiscal 1997. As a result of the restructuring of the Company's grape supply relationship with Gallo, grape sales revenues will decline significantly in the Company's 1999 fiscal year and may result in an overall decline in revenues in such fiscal year.

    BULK WINE AND RELATED SERVICES. For the first six months of the Company's 1998 fiscal year, revenues from bulk wine and related services were $46.4 million, an increase of $8.0 million or 20.9%, as compared to revenues of $38.4 million in the first six months of fiscal 1997. This increase in revenues is primarily due to higher customer demands for contracted bulk wines and the initiation of bulk wine production and processing and storage service operations at the Company's Monterey facility, along with increases in wine processing revenues from the Company's Fresno facility and barrel fermentation and storage fees at the Company's recently purchased Napa warehouse.

    GRAPE SALES. In the first six months of fiscal 1998, revenues from grape sales were $22.8 million, an increase of $4.2 million or 22.7%, as compared to revenues of $18.6 million in the first six months of fiscal 1997. The increase in revenues for grape sales is primarily due to the significant increase in grapes harvested at the Company's vineyards, which exceeded historical averages by more than 20%. Due to the reallocation of a significant portion of GSV's wine grapes to the internal production of bulk wine, the Company expects revenues from grape sales to decline significantly in fiscal 1999.

    CASE GOODS AND RELATED SERVICES. For the first six months of fiscal 1998, revenues from case goods and related services were $10.6 million, an increase of $2.8 million or 35.9%, as compared to revenues of $7.8 million the first six months of fiscal 1997. This increase in case goods and related services revenues is evidence of the Company's strategy to generate significant case goods sales and reflects an increase in the sale of private label case goods and an expansion in GSV's proprietary labels (which tend to have higher margins) in the popular premium and superpremium segments of the premium wine market.

    BRANDY. For the first six months of fiscal 1998, revenues from the sale of brandy and grape spirits were $9.7 million, a decline of $1.5 million or 13.4%, as compared to $11.2 million in revenues from the previous period. This decline primarily resulted from the reduction in the contracted demand for brandy from period to period.

COST OF SALES

    Cost of sales includes all direct and indirect costs to produce the Company's marketed products. Bulk wine, case goods and brandy cost of sales generally include wine grape costs, direct and indirect plant production costs and certain allocated overhead items such as depreciation and insurance. Vineyard costs include farming expenses and direct and allocated indirect costs. For the first six months of fiscal 1998, total cost of sales was $66.0 million, an increase of $8.7 million or 15.2%, from $57.3 million in the first six months of fiscal 1997. As a percentage of revenues, for the first six months of fiscal 1998, cost of sales was 73.8%, a decrease from 75.3% for the first six months of fiscal 1997. Factors contributing to this dollar increase in cost of sales included an increase in the overall level of Company operations, the impact of the cost of certain premium varietal grapes used in the production of bulk wine, start-up costs related to the initiation of operations at the Company's Monterey facility and the expansion of the Company's case goods sales. In addition, cost of sales was impacted by amounts reserved by the Company in connection with disputes with two customers concerning the quality of wine products delivered by the Company. The increase in cost of sales was partially offset by a reduction in farming costs per acre, which was largely due to the optimal wine grape growing and harvesting conditions during calendar 1997.

GROSS PROFIT

    Gross profit generally represents revenues less cost of sales. In the first six months of fiscal 1998, the Company realized gross profit of $23.5 million, an increase of $4.7 million or 25.0%, as compared to gross profit of $18.8 million for the first six months of fiscal 1997. As a percentage of revenues, in the first six months of fiscal 1998 gross margin improved to 26.2%, from 24.7% in the first six months of fiscal 1997. Factors contributing to the improvement in gross profit and gross margin included increased yields at the Company's vineyards and operational efficiencies at certain of the Company's facilities. Margin growth was adversely affected by declining market prices for certain premium varietal wine that were not entirely offset by lower grape prices, a number of operational start up costs associated with the initiation of wine processing services at the Monterey facility and an increase in certain lower margin case goods revenues from the sale of wine-related beverages.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses include general administrative items, corporate overhead and expenses relating to the Management Incentives. For the first six-months of fiscal 1998, selling, general and administrative expenses were $11.6 million, an increase of $7.8 million or 205.4%, from $3.8 million for the first six months of fiscal 1997. As a percentage of revenues, for the first six months of fiscal 1998 selling, general and administrative expenses increased to 12.9%, from 5.0% for the first six months of fiscal 1997. The Management Incentives represented $1.2 million and $8.8 million of selling, general and administrative expenses for the first six-months of fiscal 1997 and 1998, respectively. With the issuance of the Replacement Incentives, the Company anticipates eliminating substantial selling, general and administrative expenses associated with the Management Incentives in future years. On a pro forma basis after the elimination of the impact of the Management Incentives, for the first six months of fiscal 1998, selling, general and administrative expenses were $2.8 million, an increase of $0.2 million or 7.7%, from $2.6 million during the first six months of fiscal 1997. On a pro forma basis, as a percentage of revenues, for the first six months of fiscal 1998, selling, general and administrative expenses decreased to 3.1%, from 3.5% for the first six months of fiscal 1997.

INTEREST EXPENSE

    For the first six months of fiscal 1998, interest expense was $3.4 million, an increase of $0.4 million or 13.3%, as compared to interest expense of $3.0 million in the first six months of fiscal 1997. Interest expense increased primarily due to an increase in long term borrowings used to acquire the Company's Monterey facility and its Napa warehouse, and, to a lesser extent, by an increase in working capital borrowings consistent with the Company's increased level of revenues.

NET INCOME

    For the first six months of fiscal 1998 net income was $4.9 million, a decrease of $2.2 million or 31.0%, as compared to net income of $7.1 million for the first six months of fiscal 1997. As a percentage of revenues, for the first six months of fiscal 1998, net income was 5.5%, as compared to 9.3% for the first six months of fiscal 1997. This decrease in net income is attributable to a substantial increase in expenses relating to the Management Incentives. Such Management Incentive expenses were partially offset by the growth of profit in the Company's bulk wine and related services, grape sales and case goods and related services businesses. On a pro forma basis after the elimination of the impact of the Management Incentives, for the first six months of fiscal 1998, net income was $10.2 million, an increase of $2.4 million or 30.8%, from net income of $7.8 million for the first six months of fiscal 1997. On a pro forma basis, as a percentage of revenues, for the first six months of fiscal 1998, net income was 11.4%, as compared to 10.2% for the first six months of fiscal 1997.

THREE FISCAL YEARS ENDED JUNE 30, 1997

REVENUES

    For the Company's 1997 fiscal year, revenues were $95.8 million, an increase of $24.0 million or 33.5%, as compared to revenues of $71.8 million in the 1996 fiscal year, which increased by $24.9 million or 53%, over revenues of $46.9 million in fiscal 1995.

    BULK WINE AND RELATED SERVICES. For the Company's 1997 fiscal year, revenues from bulk wine and related services were $50.2 million, an increase of $16.4 million or 48.5%, as compared to revenues of $33.8 million in fiscal 1996. Revenues from bulk wine and related services in fiscal 1996 increased by $7.7 million or 29.7%, from revenues of $26.1 million in fiscal 1995. These increases in bulk wine and related services revenues are primarily due to a significant increase in the demand for bulk wine which resulted from the execution of bulk wine supply contracts with a number of customers, and the increase in wine processing and storage fees, which resulted from an increase in custom crushing contracts executed by the Company.

    GRAPE SALES. In fiscal 1997, grape sales revenues were $18.6 million, an increase of $3.4 million or 22.4%, over revenues of $15.2 million in fiscal 1996. Grape sales revenues in fiscal 1996 increased by $2.3 million or 17.9%, from revenues of $12.9 million in fiscal 1995. These increases in grape sales revenues are primarily due to an increase in the average sales price per ton of grapes sold and, in fiscal 1997, an increase in grapes harvested at the Company's vineyards and the maturation of certain grafted acreage.

    CASE GOODS AND RELATED SERVICES. For fiscal 1997, revenues from case goods and related services were $15.8 million, an increase of $4.5 million or 39.6%, over case goods and related services revenues of $11.3 million in fiscal 1996. Case goods and related services revenues in fiscal 1996 increased $5.0 million or 80.3%, from revenues of $6.3 million in fiscal 1995. These increases in case goods and related services revenues are evidence of the Company's strategy to generate additional case goods sales and reflects a significant increase in the sale of private label case goods and an expansion in GSV's proprietary labels in the popular premium and superpremium segments of the wine market.

    BRANDY. For fiscal 1997, revenues from the sale of brandy were $11.1 million, a decrease of $0.3 million or 2.4%, from revenues of $11.4 million in fiscal 1996, primarily as a result of a decrease in contracted brandy sales. In the last quarter of fiscal 1995, the Company acquired its Reedley facility from Heublein and entered into a long term brandy processing and production contract with Heublein. Prior to such acquisition, brandy sales constituted approximately 3.5% of the Company's fiscal 1995 revenues.

COST OF SALES

    Total cost of sales in fiscal 1997 were $71.7 million, an increase of $13.2 million or 22.6%, over cost of sales of $58.5 million in fiscal 1996. Total cost of sales in fiscal 1996 increased by $19.8 million or 51.0%, from $38.7 million in fiscal 1995. As a percentage of revenues, in fiscal 1997, cost of sales was 74.8%, as compared to 81.5% in fiscal 1996 and 82.6% in fiscal 1995. From 1996 to 1997, cost of sales grew primarily due to the growth in the Company's revenues, principally in bulk wine sales. From 1995 to 1996, cost of sales also grew due to increased revenues, primarily arising from the Company's newly acquired Reedley brandy processing facility, and due to the Inventory Step-Up.

    On a pro forma basis after the elimination of the Inventory Step-Up, in fiscal 1997, cost of sales was $71.7 million, an increase of $14.8 million or 25.9%, over cost of sales of $56.9 million in fiscal 1996, which showed an increase of $18.6 million or 48.8%, over cost of sales of $38.3 million in fiscal 1995. On a pro forma basis, as a percentage of revenues, in fiscal 1997 cost of sales was 74.8%, as compared to 79.3% in fiscal 1996 and 81.6% in fiscal 1995.

GROSS PROFIT

    In fiscal 1997, the Company realized gross profit of $24.1 million, an increase of $10.8 million or 81.6%, over gross profit of $13.3 million in fiscal 1996, which saw an increase in gross profit of $5.1 million or 62.7%, over gross profit of $8.2 million in fiscal 1995. As a percentage of revenues, in 1997 gross margin improved to 25.2%, as compared to 18.5% in fiscal 1996 and 17.4% in fiscal 1995. Gross profit and margin increased from 1996 to 1997 primarily due to the growth in bulk wine sales, as both bulk wine prices and volumes increased year-to-year. The increase in gross profit from 1995 to 1996 resulted primarily from a higher volume of grape sales and from brandy sales that resulted from the acquisition of the Company's Reedley facility.

    On a pro forma basis after the elimination of the Inventory Step-Up, in fiscal 1997, the Company realized gross profit of $24.1 million, an increase of $9.2 million or 62.4%, over gross profit of $14.9 million in fiscal 1996, which saw an increase in gross profit of $6.3 million or 71.9%, over gross profit of $8.6 million in fiscal 1995. On a pro forma basis, as a percentage of revenues in fiscal 1997 gross margin was 25.2%, as compared to 20.7% in fiscal 1996 and 18.4% in fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    In fiscal 1997, selling, general and administrative expenses were $7.4 million, an increase of $2.4 million or 46.9%, over selling, general and administrative expenses of $5.0 million in fiscal 1996, which increased by $0.7 million or 16.9% over $4.3 million in fiscal 1995. As a percentage of revenues, in fiscal 1997, selling, general and administrative expenses were 7.7%, as compared to 7.0% in fiscal 1996 and 9.2% in fiscal 1995. Charges related to the Management Incentives were $2.1 million, $0.9 million and $0 for the 1997, 1996 and 1995 fiscal years, respectively. The period to period increase in selling, general and administrative expenses are primarily due to accruals made with respect to such Management Incentives.

    On a pro forma basis after elimination of the Inventory Step-Up and the Management Incentives, in fiscal 1997, selling, general and administration expenses were $5.3 million, an increase of $1.2 million or 28.1%, over selling, general and administration expenses of $4.1 million in fiscal 1996, which saw an increase of $1.0 million or 31.9%, over selling, general and administration expenses of $3.1 million in fiscal 1995. On a pro forma basis, as a percentage of revenues, in fiscal 1997, selling, general and administrative expenses were 5.5%, as compared to 5.7% in fiscal 1996 and 6.7% in fiscal 1995.

INTEREST EXPENSE

    In fiscal 1997 interest expense was $5.9 million, an increase of $0.6 million or 10.0%, as compared to an interest expense of $5.3 million in fiscal 1996, which saw an interest expense increase of $1.6 million or 43.8% over interest expense of $3.7 million in fiscal 1995. The growth in interest expense from fiscal 1995 to fiscal 1996 primarily reflects the expense of increased borrowings made in connection with the Golden State Vintners Purchase.

NET INCOME

    In fiscal 1997, net income was $6.2 million, an increase of $4.3 million or 221.0%, from net income of $1.9 million in fiscal 1996. In fiscal 1996, net income was $1.9 million, an increase of $1.8 million over net income of $0.1 million in fiscal 1995. As a percentage of revenues, in fiscal 1997 net income was 6.4%, as compared to 2.7% in fiscal 1996. On a pro forma basis after elimination of the Inventory Step-Up and the Management Incentives, in fiscal 1997, net income was $7.5 million, an increase of $4.1 million or 118.0% over net income of $3.4 million in fiscal 1996, which increased by $2.1 million or 165.9% over net income of $1.3 million in fiscal 1995. As a percentage of revenues, on a pro forma basis, in fiscal 1997, net income was 7.8%, as compared to 4.8% in fiscal 1996 and 2.7% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital position at December 31, 1997 was $12.4 million, as compared to $10.6 million at December 31, 1996. The increase in working capital reflects higher accounts receivable and inventory levels consistent with the Company's seasonal revenue generation cycle, with approximately 75% of sales recorded during the first two quarters of GSV's fiscal year and an overall increase in sales. The Company maintains a revolving line of credit for working capital purposes which is secured by inventory, accounts receivable, the current year's wine grape crop and other collateral. Collateral balances are adequate for the Company's working capital line of credit. Borrowings under the line typically peak in November, during the Company's second fiscal quarter. Revolving line of credit balances were $16.4 million and $18.6 million at December 31, 1996 and 1997, respectively. Unused availability under the line of credit was $3.9 million at December 31, 1997.

    Operating cash flow for the six months ended December 31, 1997 was a negative $2.4 million, as compared to cash flow from operations of $2.6 million for the six months ended December 31, 1996. The decrease in operating cash flow for the six months ended December 31, 1997 reflects an increase in accounts receivable balances reflective of substantial sales in December 1997 with corresponding receivables collected in January 1998. The Company anticipates a substantial increase in operating cash flow during the third quarter of fiscal year 1998 over the third quarter of fiscal 1997, as outstanding receivables from the previous quarter are collected.

    The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities over the next two years. The Company intends to finance these expenditures through cash generated from this offering, cash generated from operations and various other financing sources. On or before November 30, 1998, the Company is obligated to pay to Messrs. O'Neill and Thompson an aggregate of $5.4 million, plus interest, pursuant to the Executive Promissory Notes. See Note 15 of Notes to Consolidated Financial Statements.

    The Company currently has reserved amounts that it deems appropriate in connection with disputes with two customers concerning the quality of wine products delivered by the Company. The Company believes such reserves are adequate in the context of such disputes, though there can be no assurances in that regard.

    Management expects that GSV's working capital requirements will grow as the business expands and that peak borrowing needs will continue to occur in the second quarter of the Company's fiscal year. Adequate levels of collateral are expected to cover any increase in line of credit borrowings needed with respect to increasing working capital requirements. Management believes that cash from operations, the net proceeds of this offering and funds available under the Company's lines of credit will be sufficient to fund operations during the Company's 1999 fiscal year.

YEAR 2000 COMPLIANCE

    The Company has addressed potential Year 2000 difficulties by initiating a comprehensive evaluation, redesign and upgrade of its information, technology, manufacturing, accounting and facilities computer software. Many of the Company's systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are Year 2000 compliant. The Company is in the process of obtaining assurances from vendors that timely updates will be made available to ensure additional purchased software is Year 2000 compliant. Additionally, GSV has utilized both internal and external resources to reprogram, replace and test all of its software for Year 2000 compliance. The estimated cost for this project was approximately $250,000.

                                    BUSINESS

INTRODUCTION

    GSV is one of the largest vertically integrated suppliers of premium bulk wines, wine processing and storage services, wine grapes and case goods in the United States. The Company is a contract supplier of choice for many of the leading branded wineries in California because of its reputation for quality and service, extensive vineyard holdings, strategically located facilities and ability to tailor a full range of products and services to meet the particular needs of its customers. The Company believes that its strong customer relationships, low-cost operations and ability to successfully integrate vineyard and facility acquisitions have enabled GSV to capitalize on recent wine industry trends, including the growth of the premium wine market and the trend by many of the leading branded wineries to outsource wine production. Over the last five years, GSV has increased its revenues at a compounded annual rate of 19% from $47.0 million in fiscal 1993 to $95.8 million in fiscal 1997.

    The Company provides a broad range of high quality winemaking and processing services, barrel fermentation and bottling and storage services to many of the largest branded wineries in California and to a number of international wineries. The Company supplies premium bulk wine pursuant to long-term supply agreements with Sutter Home, Canandaigua, Sebastiani, Heublein, Vincor, Mildara Blass and other wineries. The Company also delivers contract wine processing, barrel fermentation and storage services under contracts with, among others, The Wine Group, Mondavi and Beringer. The Company also sells wine grapes, primarily to Gallo.

    GSV produces private label case goods for a number of clients, such as ADM, Boisset and Trader Joe's. The Company is the largest exporter of bulk wine from California, according to Fredrikson, and, in fiscal 1997, the Company derived approximately 12% of its revenues from the sale of bulk wine and case goods outside of the United States. The Company also supplies brandy (a distilled derivative of wine) to Heublein pursuant to a long-term agreement and is the second largest brandy producer in the United States.

    The combination of GSV's extensive vineyard holdings and five strategically located facilities has enabled the Company to become one of California's low-cost producers of premium bulk wine. The Company's 9,600 acres of vineyard properties in California's San Joaquin Valley allow the Company to source high quality wine grapes at a competitive cost. The Company's wine processing facilities are generally modern, efficient and automated, and allow for large scale, low-cost production of premium bulk wine and case goods and the delivery of a full line of winemaking, processing and storage services. Over the last four years, the Company has greatly expanded its presence in the California wine industry by acquiring vineyards and wine and brandy processing facilities and quickly integrating these acquisitions into GSV's winemaking operations.

    The growth in the Company's sales is attributable in part to the growth of the premium wine market. Over the past 10 years, there has been a shift in consumer preferences in the United States from generic or "jug" wines to high quality, branded premium varietal wines sold primarily in 750ml bottles. Since 1987, sales of premium California table wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California table wine market in 1987. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period; (2) a growing consumer interest in premium wines in general; (3) a growing interest in and sophistication about food that lends itself to expanded consumption of premium wines; and (4) the improving quality and reputation of California premium wines.

    The Company's recent financial performance has also benefited from the increasing trend by a number of California's leading branded wineries to outsource various steps in the winemaking process. With the growth in demand for premium wines, these wineries have focused on the marketing of their brands and have invested significant financial resources in building brand awareness and loyalty through marketing and distribution. Additionally, the growing demand for premium wine has strained the winemaking capacity of a number of leading branded wineries. These wineries have demonstrated a strategic preference towards focusing their resources on brand building as opposed to facility expansion. These and other factors in the wine industry have resulted in an increasing need for California's large, branded wineries to outsource the production of premium wine. As a quality-oriented, low-cost provider of contract winemaking and processing services, the Company is well positioned to continue to capitalize on these wine industry trends.

BUSINESS STRENGTHS

    GSV's key business strengths include:

    LOW-COST PROVIDER. To position the Company advantageously among its bulk wine processing competitors, GSV seeks to be the low-cost provider of bulk wine and contract winemaking and processing services. The economies of scale of the Company's large, efficient vineyards and facilities and GSV's expertise in managing its winemaking facilities translate into low production costs, which allow the Company to price its winemaking products and services flexibly and competitively. As a result, the Company believes that it can provide high quality premium bulk wine, wine processing and storage services and case goods to its customers at prices that may be lower than the marginal production costs of these products and services to such customers.

    FOCUS ON QUALITY. The Company has a consistent record of producing high quality wine products. For example, three of the top 13 "Best-Value" Chardonnays (under $10 per 750ml bottle), as ranked in 1997 by WINE SPECTATOR magazine, were made exclusively from the Company's wine. The Company applies rigorous attention to quality in all aspects of its grape growing, winemaking and storage processes. The Company works closely with each customer (who often has its winemaker on site at the Company's winemaking facilities) to ensure that finished wines meet applicable quality standards.

    FULL RANGE OF PRODUCTS AND SERVICES. The Company offers customers an array of wine products in most of the California appellations and provides a full complement of wine-related services, from grape growing to the shipment of case goods. Consequently, the Company's customers can use GSV's products and services in any step of the winemaking process, while focusing the use of their resources to leverage their particular strengths.

    LARGE, COST EFFECTIVE VINEYARDS. The Company is one of the largest vineyard owners in California. GSV's 9,600 acres of vineyard properties are large and highly productive, which results in lower grape production costs. For example, in 1997 the average cost of grape production at the Company's vineyards was well below the 1997 market price for such grapes. The Company's ownership of extensive vineyards also allows GSV to control the varieties of grapes it grows, enabling the Company to tailor its product offerings to the changing needs of its branded winery customers and to focus its grape production on the grape varieties that GSV believes will be most profitable.

    STRATEGICALLY LOCATED FACILITIES. The location of the Company's five wineries in or adjacent to most of California's primary wine growing regions allows the Company to offer its customers winemaking, processing and storage services at several conveniently located facilities. In addition, the size of the Company's facilities enables GSV to aggregate the winemaking needs of several customers, producing wine at a lower marginal cost than each customer could at their own facilities while reliably delivering large quantities of quality wine. Management periodically upgrades GSV's facilities with many of the latest technological advances in winemaking, allowing the Company to maintain high quality and efficiency in its operations.

    STRONG CUSTOMER RELATIONSHIPS. The Company has developed relationships with many of the largest branded wineries in California as well as with a number of international branded wineries. The Company has used long-term contracts to create and maintain business relationships with such customers as Gallo, Heublein, Sutter Home, Canandaigua, Sebastiani, The Wine Group, Mondavi, Beringer, Vincor and Mildara Blass. As competition among the major wineries in California intensifies, management believes that a number of these wineries will continue to outsource the production of a major portion of their premium wines. Management believes that the Company's strong relationships with its customers will enable it to capitalize on the continued growth in the premium wine market and the continued trend towards outsourcing in the premium wine industry.

GROWTH STRATEGY

    GSV's strategic objective is to strengthen its position as a leading supplier of premium bulk wine, wine processing and storage services and case goods to the leading branded wineries in California and to a number of international winemakers. In addition to building on its business strengths, the Company's strategy for achieving this goal has the following key elements:

    UPGRADE AND EXPAND WINEMAKING OPERATIONS. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities over the next two years. The Company intends to increase the annual processing capacity at its Fresno facility by approximately 20,000 tons of grapes and to expand Fresno wine cooperage capacity by approximately four million gallons. GSV will also increase its Monterey wine processing facility's annual capacity by approximately 15,000 tons of grapes and increase barrel fermentation capacity by approximately 18,000 barrels. In addition, the Company will continue to evaluate opportunities to make strategic greenfield investments in selected wine regions of California.

    PURSUE STRATEGIC ACQUISITIONS. Over the past four years, GSV has grown through a series of strategic acquisitions and has greatly expanded its operations through the purchase of vineyards and of winemaking and processing facilities. The following table sets forth the vineyard and facility acquisitions made by the Company since 1994:

      ACQUISITION               DATE               GENERAL DESCRIPTION
-----------------------  -------------------  ------------------------------
Napa Valley Winery       May 1994             Winery and bottling line
Lost Hills Vineyards     May 1995             Premium varietal vineyard
Reedley Facility         May 1995             Brandy production facility
Monterey Winery          December 1996        Wine processing facility
Napa Warehouse           June 1997            Barrel storage warehouse

    The Company continually seeks to build on its successful acquisition track record. The Company's acquisition of vineyards, wineries and facilities has enabled it to expand the range of premium winemaking and processing services that it offers to its branded winery customers. Additionally, the Company has often been able to improve the financial performance of acquired properties through cost reductions and productivity increases. While the Company has found it increasingly difficult to identify attractive acquisition opportunities, GSV will continue to examine acquisition opportunities that make sense financially and can be integrated efficiently with the Company's existing operations.

    EXPAND INTERNATIONALLY. The Company will seek to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international wineries. The Company also plans to further leverage its relationships with leading international winemakers to internationally source bulk wine for the Company's customers in North America. Finally, the Company believes there are significant growth opportunities in a variety of international winemaking regions, including Australia, South America and Southern Europe, and that the premium bulk wine processor and contract service provider models that the Company has successfully implemented in California can be applied internationally.

THE WINE INDUSTRY

    California table wines are categorized by price; wines that retail for less than $3.00 per equivalent 750ml bottle are generally considered to be "jug" or "generic" wines and wines that retail for $3.00 or more per equivalent 750ml bottle are generally considered to be "premium" wines. Fredrikson further divides the premium wine category into three major segments consisting of "popular premium" wines, which retail for $3.00 up to $7.00 per equivalent 750ml bottle; "superpremium" wines, which retail for $7.00 up to $14.00 per equivalent 750ml bottle; and "ultrapremium" wines, which retail for $14.00 or more per 750ml bottle. California produces the vast majority of the premium wine made in the United States.

    GROWTH IN PREMIUM WINE INDUSTRY. Over the past ten years there has been a shift in consumer preferences in the U.S. from generic wines to high quality, premium varietal wines sold in 750ml bottles. Since 1987, sales of premium California wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California wine market in 1987.

    TREND TOWARDS OUTSOURCING. The wine industry in the U.S. includes thousands of wine labels from hundreds of wineries, the vast majority of which are very small and have limited wine production and finished goods distribution. Despite the many labels, the industry has become increasingly concentrated, and only seven wineries accounted for approximately 76% of total California wine shipments in 1997 by volume. Many of the branded wineries in California do not own sufficient wine grape vineyards to meet their own needs, have only limited production or bottling facilities or are operating their current facilities at or near full capacity.

    As the market for California premium wines has grown, the leading branded California wineries have concentrated on distinguishing their branded wines from those produced by other wineries by focusing their resources on the marketing and distribution of their particular brands rather than investing in winemaking facilities. This allocation of resources away from the expansion of capital intensive winemaking facilities has resulted, among other things, in an increase in the need for the outsourcing of wine production in order to satisfy increasing consumer demand for premium wine. The Company believes that its business strengths have allowed GSV to capitalize on this trend and to become a contract supplier of choice for many of the leading branded wineries in California.

                              FISCAL 1997 REVENUES
                             (dollars in millions)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  BULK WINE AND RELATED SERVICES - $50.2      (52%)
Grape Sales - $18.6                             (19%)
Case Goods and Related Services - $15.8         (17%)
Brandy - $11.1                                  (12%)

COMPANY OPERATIONS

    The Company's operations include the following: bulk wine and related services, grape sales, case goods and related services and brandy. Bulk wine and related services includes the production and sale of bulk wine, the provision of custom crushing services, the storage of bulk wine in tanks and barrels and the delivery of bulk wine barreling services, such as racking and topping. The Company's grape sales consist of the sale of grapes grown at the Company's vineyards as well as grapes purchased by the Company from third party growers. Case goods and related services includes the production of proprietary and private label bottled wine and wine-related beverages and the provision of custom bottling and storage services. The Company's brandy business includes the production of brandy and grape spirits and the provision of brandy barrel storage and related barreling services.

BULK WINE AND RELATED SERVICES

    The Company generates a majority of its revenues from the sale of premium bulk wine and the delivery of a broad range of wine processing, barrel fermentation and storage services to its branded winery customers.

    The Company sells premium bulk wine to a number of the largest branded wineries in California, including Sutter Home, Canandaigua, Sebastiani and Heublein, and to a number of international wineries, including Vincor and Mildara Blass. In response to recent wine industry trends towards an increase in the outsourcing of premium wine production, GSV has increased its production of premium bulk wines significantly, from approximately 11.8 million gallons in fiscal 1995 to approximately 14.0 million gallons in fiscal 1997.

    GSV's branded winery customers blend and mix the Company's high quality bulk wine in the production of their premium varietal wines. For example, wine produced from the French Colombard grape is often included in Chardonnay wine and wine produced from the Ruby Cabernet grape is often used in the production of Cabernet Sauvignon and Merlot. Some of GSV's branded winery customers also buy GSV's high quality bulk wine to sell under their own brands, which allows these customers to focus on the marketing of their brands rather than wine production.

    The Company's standard bulk wine supply contract establishes the variety of wine, source of grapes and vintage and generally calls for the delivery of a set number of gallons of wine or processed grape juice at an agreed upon price per ton of grapes. Industry practice calls for the delivery of 170 gallons of wine per ton of grapes crushed. The Company supplies, crushes and processes the grapes and typically stores the wine for six months or more following production. Winemaking standards are usually agreed to by the parties in advance. GSV generally guarantees the quality of the wine produced. Delivery of bulk wine is usually F.O.B. the particular GSV winery.

    Historically, approximately 10% of the grapes grown at the Company's vineyards have been available for the production of premium bulk wine. The Company has therefore purchased grapes in the marketplace in order to meet the needs of its bulk wine customers. The Company typically buys grapes from numerous growers pursuant to a variety of long-term, evergreen grape purchase contracts and short-term grape purchase contracts entered into prior to grape harvest. Additionally, after analyzing anticipated grape yields and grape prices following a harvest, the Company often elects to purchase needed grape supplies on the spot market. The Company believes it has expertise in matching the grape needs for its bulk wine contracts with available grape supplies and carefully monitors grape quality and prices. As a result of the restructuring of the Company's relationship with Gallo, beginning in the Company's 1999 fiscal year, at least a majority of the Company's grape crop will be available for the production of GSV's premium bulk wine. The Company believes that this use of its grapes will be a more profitable utilization of the Company's resources. Additionally, the availability of the Company's grapes will lessen the Company's exposure to unexpected price variations in the California grape market.

    The Company produces more than half of its bulk wine at its most modern and efficient wine processing facility in Fresno, which has the capacity to handle 100,000 tons of grapes annually (the equivalent of 7.2 million cases), and is used primarily for the production of premium white wine. At the Company's Cutler facility approximately 40,000 tons of red wine grapes (the equivalent of 2.9 million cases) are processed annually for the production of bulk red wine. GSV also processes smaller quantities of premium bulk wine at its St. Helena, Monterey and Reedley facilities. As is customary in the industry, the Company engages the services of wine brokers to place bulk wine, at a pre-determined commission.

    As a full service provider, the Company also delivers an array of contract wine processing, barrel fermentation and storage services under long-term contracts with, among others, Mondavi and Beringer. GSV is flexible with respect to providing these services and customizes its products and services to meet the unique needs of its customers. Wine processing and storage services are available for all steps of the winemaking process, including crushing grapes, wine production, fermentation in oak barrels and storage in stainless steel tanks and oak barrels. Under a typical wine processing and storage contract, a wine processing customer will deliver grapes for crushing, fermentation and storage in separately labeled tanks or barrels. Customers often have a winemaker on site to monitor every step of the winemaking process.

    Historically, the Company conducted most of its wine processing and storage services at its Fresno facility. In December 1996, the Company acquired its Monterey winery, and, following the 1997 summer harvest, initiated wine processing and storage operations at Monterey, running the facility at approximately 50% of its capacity. With GSV's Monterey winery fully operational in fiscal 1999, the Company anticipates that it will deliver a significant portion of its wine processing and storage services from Monterey.

GRAPE SALES

    For the last twelve years the Company has sold most of its grapes to Gallo pursuant to long-term grape purchase contracts. In August 1996, GSV began restructuring its relationship with Gallo, though the Company was still required to deliver approximately 87% and 86%, respectively, of its grapes to Gallo for the contract years 1996 and 1997.

    In May 1995, the Company entered into new long-term grape supply contracts with Gallo covering certain Chardonnay and Zinfandel grapes. The terms of these contracts extend six years to May 2001. These contracts require the Company to deliver grapes meeting specified sugar levels and other quality measurements. Substantially all of the contracts call for payment in full within 30 days of delivery of the crop to Gallo.

    Due to the Company's restructuring of its relationship with Gallo, at least a majority of the Company's grapes from the 1998 harvest will be retained by the Company for internal use in the production of bulk wine. Thus, revenues from grape sales will decline significantly in GSV's 1999 fiscal year. Nevertheless, the Company believes that this use of grapes is a potentially more profitable allocation of the Company's resources.

    Certain of the Company's grape purchase contracts require GSV to purchase the entire grape production of a number of small vineyards. Thus, the Company must purchase varieties of grapes that it does not use in its production of bulk wine. The Company generally sells these grapes into the market at a small margin over cost.

CASE GOODS AND RELATED SERVICES

    The Company produces proprietary and private label products and provides custom bottling and storage services for its customers and for the Company's own proprietary brands. These case goods sales are comprised of wine bottled and sold in a case containing twelve 750ml bottles, or the volume equivalent. The Company sold more than 935,000 cases of wine and wine related products in its 1997 fiscal year. In fiscal 1997, the sale of case goods produced and bottled for third parties, or "private" case goods, accounted for more than 66% of total case goods revenues, while case goods products sold under the Company's proprietary labels accounted for the remainder of such revenues.

    PRIVATE LABEL CASE GOODS. The sale of private label case goods is a vertically integrated process that includes the purchase and processing of grapes, aging and storage of wine and the bottling and labeling of the finished product. The majority of the Company's private label case goods revenues in 1997 were derived from two customers based on short-term arrangements that may terminate at any time. The Company has made a concerted effort to expand private label case goods sales into higher margin premium varietal wines. Private label case goods are produced and bottled primarily at the Company's Cutler facility, although products for the Company's largest private label case goods customer in its 1997 fiscal year were produced at GSV's St. Helena winery in the Napa Valley.

    PROPRIETARY AND CONTROL BRANDS. The Company sells proprietary wine products under a variety of brands in the generic and premium wine categories. Generally, the Company's BOUNTY and LEBLANC labels sell in the generic category, the Company's GOLDEN STATE VINTNERS, J. WILE, MUIRFIELD, SUMMERFIELD and WESTON brands sell in the popular premium category, the Company's MONTHAVEN and SUMMERFIELD RESERVE labels compete in the superpremium category and the Company's EDGEWOOD ESTATE label is sold in the ultrapremium category. The Company's proprietary wines include a number of different types of premium varietal wines, including vintage Cabernet Sauvignon, Chardonnay, Merlot and Zinfandel. Many of the Company's proprietary wines are produced, processed and/or bottled at the Company's St. Helena winery. The Company's proprietary products are sold primarily through third party distributors and directly to specific wine and general merchandise retailers such as Trader Joe's.

    The Company also offers its proprietary brands to retailers, such as large supermarket chains, for sale on an exclusive basis in certain defined geographic regions. The terms of the exclusive arrangements for the Company's "control brands" vary from customer to customer and are negotiated directly with retailers, rather than through wine wholesalers. The Company intends to expand the production and sale of proprietary and control brands case goods in its 1999 fiscal year.

BRANDY

    Brandy is produced by processing wine grapes into wine, distilling the wine into brandy and aging the brandy in oak barrels for a minimum of two years. The Company is the second largest brandy processor in the United States and has a long-term brandy production agreement with Heublein to produce brandy for sale under Heublein's CHRISTIAN BROTHERS label. Under the terms of the Company's relationship with Heublein, GSV is paid for all aspects of the brandy distillation process, including the purchase of grapes and barrels for brandy storage and various processing charges. The Company also produces limited quantities of brandy for other customers.

INTERNATIONAL

    Approximately 12% of the Company's revenues in its 1997 fiscal year were derived from the sale of wine and wine products internationally. The Company exports bulk wine and case goods to a number of foreign locations, including Canada, Europe and Asia. Sales to customers in Asia were approximately 7.8% and 4.3% of the Company's revenues from bulk wine and case goods sales in fiscal 1997 and for the first six months of fiscal 1998, respectively. According to Fredrikson, in 1997 the Company was the largest exporter of bulk wine from California. The Company also imports bulk wine from South America and Europe for its customers in North America. The Company also seeks to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international winemakers. Management believes that the premium bulk wine processor and contract service provider models that the Company successfully implemented in California can be expanded internationally.

WINEMAKING FACILITIES

    The Company's five winemaking and processing facilities are strategically located in Fresno, Monterey, Napa and Tulare counties to provide winemaking and processing services in or adjacent to most of the primary grape growing and winemaking centers in California. Based on industry data, in 1997, the Company was among the five largest California wineries in terms of wine cooperage capacity.

    The table below sets forth the name of each of the Company's facilities and the approximate tonnage of grapes crushed and processed into wine, the number of gallons of wine or brandy produced and the related case equivalent, and the number of gallons of wine or brandy cooperage capacity at each facility. The information presented below relates to activities at the Company's winemaking facilities following the 1997 harvest, which will be reflected in the Company's 1998 fiscal year.

               PRODUCTION AT THE COMPANY'S WINEMAKING FACILITIES

                                                                                                        GALLONS OF
                                                               TONS OF GRAPES                            COOPERAGE
                       FACILITY NAME                          CRUSHED IN 1997    CASE EQUIVALENT(1)      CAPACITY
------------------------------------------------------------  ----------------  ---------------------  -------------
                                                                                           (IN MILLIONS)
Fresno......................................................         99,600                 7.1               18.3
Cutler......................................................         40,500                 2.9               10.4
Reedley.....................................................         35,400                 2.5(2)            17.4
Monterey....................................................         16,800                 1.2                7.7
Napa Valley.................................................          5,500                 0.4                1.7
                                                                   --------                 ---              -----
    Total...................................................        197,800                14.1               55.5
                                                                   --------                 ---              -----
                                                                   --------                 ---              -----

--------------

(1) It is industry custom to convert one ton of wine grapes into 170 gallons of wine, and to convert gallons of wine into cases of twelve 750ml bottles at the rate of 2.3775 gallons per case.

(2) Includes 1.6 million proof gallons of brandy and grape spirits.

    FRESNO. The Company's Fresno winery is situated on six acres amidst the Company's 4,400 acre Fresno vineyard and is located approximately 10 miles southwest of the City of Fresno. The Fresno winery is an extremely efficient wine processing facility and serves as the Company's bulk wine processing center for premium varietal white wines, including Chardonnay, White Zinfandel and other premium white wines. The Fresno facility contains 75 stainless steel storage tanks ranging in size from approximately 8,500 gallons to 350,000 gallons.

    CUTLER. The Company's Cutler facility is the original and oldest GSV winery and is located on approximately 120 acres in Tulare County north of the town of Visalia. In the 1997 fiscal year many of the Company's private label case goods were processed and produced at Cutler, primarily for varietal bulk red and white wine customers. The Cutler facility also has bottling lines with a combined bottling capacity of two million cases and more than 70 stainless steel storage tanks ranging in size from approximately 2,600 gallons to 350,000 gallons.

    REEDLEY. The Company's Reedley facility is located on a 246-acre parcel in southern Fresno County, northwest of the town of Parlier. The Company uses the Reedley facility primarily for the production and storage of brandy and the production of dry and sweet white wines, as well as fortified wines such as sherry and port. The facility has more than 186 stainless steel storage tanks ranging in size from approximately 600 gallons to 350,000 gallons.

    MONTEREY. The Monterey winery is GSV's most recently acquired winemaking facility. Located on 21 acres in the town of Soledad, the Monterey facility is strategically situated near California's growing central coast wine region. The Company acquired the Monterey facility in the third quarter of fiscal 1997 but did not commence operations at the winery until the first quarter of fiscal 1998. The Company uses the winery primarily for custom processing of small lots of popular premium, superpremium and ultrapremium white and red wines for GSV's wine processing customers. The Company anticipates that, during fiscal 1998, the facility will crush and process approximately 17,000 tons of grapes. Monterey contains more than 370 small stainless steel tanks ranging in size from approximately 500 gallons to 50,000 gallons, which allow for a higher level of quality control and facilitate the production of a large number of small lots of high quality premium varietal wine.

    NAPA VALLEY WINERY. The Company's Napa Valley winery in St. Helena occupies approximately 3 acres and is located in the town of St. Helena fronting Highway 29, in the center of the Napa Valley. The Napa Valley winery produces primarily superpremium and ultrapremium white and red wines for a number of the leading branded wineries in California. A significant portion of the Company's proprietary and control label case goods are produced and bottled at the Napa Valley winery. The facility also has a bottling line with an annual bottling capacity of up to 1,100,000 cases and has 85 stainless steel storage tanks ranging in size from approximately 1,160 gallons to 19,500 gallons.

    NAPA VALLEY WAREHOUSE. The Company uses the Napa Valley warehouse for wine fermentation and storage in oak barrels. The Napa Valley warehouse has a 24,000-barrel storage capacity, which was virtually full in 1997.

    FACILITY EXPANSION. The Company recently authorized capital expenditures of up to $20 million primarily to upgrade, maintain and expand its facilities over the next two years. See "--Strategy".

VINEYARD OPERATIONS

    The Company owns more than 9,600 acres of vineyard properties, of which more than 8,500 acres are permanently planted. The table below sets forth the name of each of the Company's vineyards and the acres of wine grapes at each vineyard.

                       THE COMPANY'S VINEYARD PROPERTIES

                                                                                         APPROXIMATE
VINEYARD NAME                                                        COUNTY LOCATION    ACRES PLANTED
-------------------------------------------------------------------  ----------------  ---------------
Fresno Vineyard....................................................       Fresno              3,713
Gravelly Ford Vineyard.............................................       Madera              2,136
Lost Hills Vineyard................................................        Kern               1,410
Cawelo Vineyard....................................................        Kern                 661
Mazzie Vineyard....................................................        Kern                 619
                                                                                              -----
    Total..........................................................                           8,539(1)
                                                                                              -----
                                                                                              -----

--------------

(1) Includes 159 vineyard acres under development.

    GRAPE PRODUCTION. The tonnage per acre and the overall yields of premium varietal grapes from GSV's vineyards have increased in recent years due to, among other factors, changes in product mix through vine grafting and replanting. Generally, newly planted or replanted vines do not produce significant amounts of fruit for three to four years after planting, while vines grafted with a different variety of grape may bear a viable grape crop within 18 months of grafting. Replanting, however, allows the Company to plant new varieties of rootstock, including disease-resistant varieties.

    The following table shows GSV's net vine production by grape variety from the 1994 to 1997 harvest years and the total grape tonnage produced by GSV following each summer grape harvest.

              NET PRODUCTION ACRES OWNED BY GSV AND TONS PRODUCED

                                                                                     NET PRODUCTION ACRES
                                                                          ------------------------------------------
GRAPE VARIETY                                                               1994       1995       1996       1997
------------------------------------------------------------------------  ---------  ---------  ---------  ---------
French Colombard........................................................      3,162      3,114      3,114      2,965
Zinfandel (1)...........................................................        135      1,211      1,211      1,211
Chardonnay (2)..........................................................          0        875        875      1,124
Ruby Cabernet...........................................................        941        941        941        941
Merlot (1)..............................................................        125        537        687        687
Barbera.................................................................        379        379        379        379
Carnelian...............................................................        344        344        344        344
Chenin Blanc............................................................        861        418        418        313
Other...................................................................      1,110        371        416        416
                                                                          ---------  ---------  ---------  ---------
    Total Net Production Acres..........................................      7,057      8,190      8,385      8,380
    Total Tons Produced.................................................     68,311     59,183     72,896     88,209

--------------

(1) Grafted in 1995.

(2) Grafted in 1995 and 1996.

    Typically, the Company's vineyards yield approximately 8.8 tons per acre. Due to a bountiful harvest in the summer of 1997, the Company picked a record harvest of 88,000 tons of grapes, an average of approximately 10.4 tons of grapes per acre. The Company expects its harvest in the summer of 1998 to return to lower, more typical levels.

    In May 1995, the Company began a major improvement and refurbishment program and took approximately 2,750 acres, including all of its Lost Hills Vineyard, temporarily out of production, in order to graft or replant new premium varietal grape rootstock. This planned decline in grape production resulted in a significant decline in tonnage produced in 1995 and 1996. The Company's grafted premium varietal acreage started to mature in the 1997 harvest and the production of premium varietal grapes increased. Presently, the Company's vineyards are planted with 35% French Colombard, 14% Zinfandel, 13% Chardonnay, 13% Ruby Cabernet, and 8% Merlot, with the remaining 17% of the Company's vineyards planted with a number of other grape varieties.

    In the Company's 1997 fiscal year, approximately $0.5 million was spent on vineyard capital improvements, which included primarily Ruby Cabernet vineyard development costs on approximately 160 acres at the Company's Gravelly Ford vineyard. In the Company's current fiscal year, approximately $1.7 million will be spent on the Company's vineyards, primarily on vineyard development costs. In the future, the Company intends to replant approximately 300 acres each year. While the Company histori-cally grafted its vineyards to respond to the changing demands for varietal grapes, the Company believes that replanting is a preferable alternative, due to an overall increase in long-term yields of replanted vineyards.

    VITICULTURAL PRACTICES. The Company's vineyards and vineyard operations benefit from above average soil and the availability of an economical and dependable supply of high quality water. The large, contiguous vineyards are almost entirely machine harvested, creating significant economies of scale, especially during periods of larger than normal grape crops, as occurred in the summer of 1997. Management believes that the Company's farming and harvesting costs per acre of vineyard are below the average per acre farming cost of a typical California vineyard.

    The Company follows a progressive vineyard management philosophy. Short-term needs such as pruning, fertilizing, pesticide spraying and harvesting are competitively contracted to multiple service providers, reducing the Company's capital equipment and labor costs and expenses. Pest control is managed in an integrated manner, with the selective application of approved pesticides and the introduction of beneficial predatory insects to vines.

    WATER SUPPLY. The Company's Fresno, Gravelly Ford, Mazzie and Cawelo Vineyards benefit from deep aquifers that provide a reliable and relatively inexpensive water source. The Company irrigates these vineyards from wells located on or near its vineyards. The quality of the water obtained from the wells is good, and the wells have proven to be a plentiful and reliable source of water for the Company's operations, even during the drought years of the late 1980s. The Company's Lost Hills Vineyard relies upon area water district-supplied water, which is allocated among surrounding properties and uses. The Company believes its sources of water will be available for the foreseeable future, but various factors such as drought or contamination could impair the Company's water supply.

    AGRICULTURAL HAZARDS. Grape production is subject to many risks common to agriculture that can materially and adversely affect the quality and quantity of grapes produced. These hazards include, among other things, adverse weather such as drought, frost, excessive rain, excessive heat or prolonged periods of cold weather during the growing season. These weather conditions can materially and adversely affect the quality and quantity of grapes produced by the Company. In January 1997, severe flooding in the San Joaquin River Basin destroyed a number of protective levees, damaging a portion of the Company's Gravelly Ford vineyards, which damage was not entirely insured.

    Vineyards are also susceptible to certain diseases, insects and pests, which can increase farming expenses, reduce yields or kill vines. In the last ten years phylloxera, a louse that feeds on the roots of grape vines, has infested many vineyards in the wine grape producing regions of California and caused grape yields to decrease. Within a few years of the initial infestation, phylloxera can leave a vine entirely unproductive. Phylloxera infestation has been widespread in California, particularly in Napa, Sonoma, Mendocino and Monterey Counties, and most of the other wine grape producing areas of the state are affected to some degree. As a result of this widespread problem, thousands of vineyard acres throughout the State of California have been replanted with phylloxera-resistant rootstock or, in some cases, taken out of production completely.

    In 1997, GSV discovered a phylloxera infestation in certain acres of the Company's vineyards. The Company believes that the sandy, porous soil in its Fresno, Madera and Kern County vineyards, as compared to the clay-like soil in more northern regions such as Napa and Sonoma Counties, hinders the growth and spread of phylloxera. Additionally, high soil temperatures and vine vigor in the Central and Southern San Joaquin Valley mitigate root damage that can be caused by phylloxera. Further, the Company has attacked the infestation with improved irrigation management and soil fertilization. The grape production from the Company's phylloxera-infested acres in the 1997 harvest did not evidence lower yields than in other, unaffected acres. Thus, the Company does not believe that phylloxera will have a material adverse effect on vineyard operations and production, though there can be no assurances in that regard.

    Other pests that may infest vineyards include leafhoppers, thrips, nematodes, mites, insects, orange tortrix and various grapevine diseases. Pesticides and the selection of resistant rootstocks reduce losses from these pests, but do not eliminate the risk of such loss. Gophers, rabbits, deer and birds can also pose a problem for vineyards, and wine grapevines are also susceptible to certain virus infections which may cause reduction of yields. The presence of potentially harmful nematodes in relatively high numbers has been detected in certain acres of the Company's vineyards. The Company has countered the infestation with improved irrigation management and soil fertilization. None of these infestations or infections currently poses a major threat to the Company's vineyards, although they could do so in the future.

    ENVIRONMENTAL MATTERS. The Company's vineyard operations require the periodic usage of various chemical herbicides, fungicides and pesticides, some of which contain hazardous or toxic substances. The usage and storage of these chemicals are, to varying degrees, subject to federal and state regulation.

COMPETITION

    The markets in which the Company operates are highly competitive and are dominated by companies with substantially greater financial, production, personnel and other resources than the Company. In the area of bulk wine production and processing, the Company competes primarily with JFJ Bronco and Delicato Winery, as well as a number of smaller companies. The Company's proprietary label case goods compete with the products of branded wineries and with other alcoholic and, to a lesser degree, nonalcoholic beverages in the retail stores where the Company's case goods products are sold and in the beverage market place in general.

    The Company also experiences competition from its current and potential customers. There are an estimated 800 commercial wineries that produce and market California wine, although, according to Fredrickson, seven wineries account for approximately 76% of California wine sales, based on total volume of California wine shipments in 1997. Certain major wineries, including many of the Company's customers, grow a significant amount of the grapes they need to make wine and produce wine for their own branded labels. The Company's position as a low-cost high quality supplier of premium bulk wines and wine processing services provides incentives to its customers to outsource their grape and wine production needs to GSV.

    Numerous wine producers in Europe, South America, South Africa and Australia also compete with GSV by exporting their wine into the United States. California grape and wine supply shortages in 1995, especially in red wines, prompted some domestic national brand marketers to purchase wine from foreign sources. Most imports are bottled wines; however, some wineries have imported bulk wine in large tanks for bottling and sale in the United States. According to Fredrikson, bulk table wine imports into the United States for these purposes increased from approximately 605,000 gallons in 1995 to approximately 20.3 million gallons in 1997.

    The Company does not believe that it faces a significant competitive threat from new entrants into the wine grape growing and wine production markets due to the substantial capital investments and lengthy start-up periods involved in the development of productive vineyards and winemaking facilities and the establishment of customer relationships. Rather, the expansion of the Company's current competitors and the entry of the Company's customers into the bulk wine business pose a more significant long-term competitive concern for the Company.

CUSTOMERS

    The Company's customers are among the leading branded wineries in California, many of whom have developed lasting business relationships with the Company. The Company provides premium bulk wine pursuant to long-term supply agreements to wineries such as Sutter Home, Canandaigua, Sebastiani, Heublein, Vincor and Mildara Blass and sells wine grapes to Gallo pursuant to long-term grape purchase contracts. ADM, Boisset and Trader Joe's are among the Company's private label case goods customers. The Company also provides various wine processing services for Mondavi, Beringer and The Wine Group, among other wineries, and brandy distillation and production for Heublein. The Company exports bulk wine internationally to Vincor International Inc., Calona Wines Limited and Vin & Sprit AB.

GOVERNMENT REGULATION

    The wine industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, various foreign agencies and state liquor and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising restrictions and relations with wholesalers and retailers. Expansion of the Company's existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, sales taxes or international tariffs, could materially adversely affect the financial results of the Company.

TRADEMARKS

    The Company's trademarks include GOLDEN STATE VINTNERS, and the proprietary labels EDGEWOOD ESTATE, SUMMERFIELD, SUMMERFIELD RESERVE, MONTHAVEN, CUTLER CREEK, BOUNTY, J. WILE, MUIRFIELD, WESTON and LEBLANC.

EMPLOYEES

    The Company has approximately 172 full-time equivalent employees. The Company believes that its relations with its employees are good. GSV also periodically employs seasonal and contract labor through independent sources as needed for vineyard development, pruning, harvesting as well as all wine processing services and other related tasks, primarily during the late summer and early fall months.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings, though two of the Company's customers have recently disputed the quality of wine products delivered by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

PROPERTIES

    CORPORATE HEADQUARTERS. The Company leases approximately 5,130 square feet for its executive corporate office in Greenbrae, California under a sublease expiring in May 2000. The Company believes that its existing executive office facility will be adequate to meet the Company's needs for the foreseeable future and that additional space will be available as needed at commercially reasonable rates.

    OTHER PROPERTIES. The Company owns all of the vineyards and winemaking facilities described above under "Vineyard Operations" and "Winemaking Facilities".

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The executive officers, directors and key employees of the Company are as follows:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Jeffrey B. O'Neill (2)..............          41   President, Chief Executive Officer and Director
Brian R. Thompson...................          47   Chief Financial Officer and Secretary
Jeffrey J. Brown (1)(2).............          37   Chairman of the Board of Directors and Assistant Secretary
Nicholas B. Binkley (1).............          52   Director
Douglas R. Wolter...................          31   Director
Keith R. Fox (2)....................          44   Director
W. Scott Hedrick....................          52   Director
Peter W. Mullin.....................          57   Director
Lawrence E. Brink...................          51   Vice President, Production Operations
Michael B. Drobnick.................          41   Vice President, Bulk Sales
Jeffrey L. Dye......................          44   Vice President, Case Goods
Peter M. Byck.......................          35   Vice President, Strategy and Business Development
Donald L. Stanley...................          61   General Manager, Reedley and Director of Wine Grape Procurement
Robert Darby........................          56   Plant Manager, Fresno

--------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    JEFFREY B. O'NEILL has been a director of the Company since April 1995 and has served as the Company's President and Chief Executive Officer since October 1996. From July to October of 1996, Mr. O'Neill served as Executive Vice President of the Company. Mr. O'Neill joined the predecessor to the Company in 1981 as a grape buyer and has held a number of executive positions with the Company's predecessor entities, most recently serving as the President and Chief Executive Officer of Golden State Vintners since 1986. He currently serves on the Board of Directors of several leading agricultural concerns, including Fresh International Corp.

    BRIAN R. THOMPSON joined the Company in November 1995 as Chief Financial Officer and Secretary. From 1988 to November 1995, Mr. Thompson served in a number of executive positions, including Executive Vice President and Chief Financial Officer, of Sun World International, Inc., a proprietary produce company, which filed a petition under Federal bankruptcy laws in October 1994.

    JEFFREY J. BROWN has been a director of the Company since April 1995 and became Chairman of the Board and Assistant Secretary in October 1996. Since June 1993, Mr. Brown has been an executive officer and director of Forrest Binkley & Brown Venture Co. ("Venture Co."), the general partner of Forrest Binkley & Brown L.P. ("FBB"), the managing partner of SBIC Partners. Prior to the formation of FBB in June 1993, Mr. Brown was a Senior Vice President of BankAmerica Venture Capital, a position he held from April 1992 to May 1993. He currently serves on the Board of Directors of a number of private companies.

    NICHOLAS B. BINKLEY joined the Company's Board of Directors in October 1996. Since June 1993, Mr. Binkley has been an executive officer and director of Venture Co. Prior to the formation of FBB, Mr. Binkley was Vice Chairman of the Board of Directors of BankAmerica Corporation, a position he held from April 1992 through May 1993. He currently serves on the Board of Directors of Vista Medical Company, a medical device company, as well as a number of private companies.

    DOUGLAS R. WOLTER joined the Company's Board of Directors in October 1996. He currently is a senior analyst at Forrest Binkley & Brown Venture Advisor Co. ("Advisor Co."), an affiliate of FBB, a position he has held since August 1994. Prior to joining Advisor Co., Mr. Wolter attended Stanford Business School, graduating with a Masters in Business Administration in June 1994.

    KEITH R. FOX joined the Company's Board of Directors in April 1995. Since February 1994, Mr. Fox has been an executive officer of Exeter Venture Advisors, Inc., Exeter Equity Advisors, Inc. and Exeter

Venture Management Corporation. Mr. Fox serves on the Boards of Directors of a number of private companies and is an independent trustee of more than 20 Scudder Kemper mutual funds.

    W. SCOTT HEDRICK joined the Company's Board of Directors in April 1998. Since 1979, Mr. Hedrick has served as a general partner of InterWest Partners, a venture capital firm that he co-founded. Mr. Hedrick also serves on the Board of Directors of Il Fornaio (America) Corporation and Office Depot, Inc., as well as a number of private companies.

    PETER W. MULLIN joined the Company's Board of Directors in April 1998. Since 1969, Mr. Mullin has served as Chief Executive Officer and Chairman of the Board of Directors of Mullin Consulting, Inc., a consulting firm specializing in executive compensation and benefit issues. Mr. Mullin serves on the Board of Directors of Avery Dennison Corporation, as well as several private companies and foundations.

    LAWRENCE E. BRINK joined GSV in April 1994 as Vice President, Production Operations. Prior to that time, Mr. Brink served as Executive Vice President, Winemaking of Joseph E. Seagram & Sons.

    MICHAEL B. DROBNICK joined the Company in 1985 and has served as Vice President, Bulk Sales since January 1996. Prior to joining the Company, Mr. Drobnick held various sales management positions with different wine distributors.

    JEFFREY L. DYE has served as Vice President, Case Goods of GSV since November 1992. Prior to joining the Company, Mr. Dye served in various executive positions for several wineries and wine distributors.

    PETER M. BYCK joined GSV in November 1997 as Vice President, Strategy and Business Development. From 1992 to 1996, Mr. Byck served as Chief Executive Officer of Applied Scanning Technology, Inc., a proprietary software and scanning company. From 1990 to 1992, Mr. Byck was a Senior Consultant at the LEK Partnership.

    DONALD L. STANLEY joined the Company in 1989 and is currently the General Manager at the Company's Reedley facility and Director of Wine Grape Procurement. Prior to joining the Company, Mr. Stanley served in various positions at Christian Brothers Winery.

    ROBERT DARBY has been with the Company serving in various plant and operating positions since 1987. Prior to that time, Mr. Darby was the Chief Winemaker and Plant Manager for the JFJ Bronco Wine Company.

    The Board of Directors currently has seven directors. Pursuant to the terms of the Amended and Restated Stockholders Agreement dated as of October 10, 1996 by and among the Company and the stockholders of the Company (the "Stockholders Agreement"), the Board currently includes three nominees of SBIC Partners (Messrs. Brown, Binkley and Wolter), one nominee of Exeter (Mr. Fox), and one nominee of Mr. O'Neill. The Stockholders Agreement terminates upon the consummation of an initial public offering of at least 20% of the Company's Common Stock that results in gross proceeds to the Company of at least $35 million.

    Each member of the Board is elected to hold office until the next annual meeting of stockholders and until his respective successor is elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES, COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the results and scope of the annual audit and the services provided by the Company's independent accountants. The Compensation Committee makes recommendations to the Board of Directors with respect to the Company's general and specific compensation policies and administers the Company's stock option plan.

    The Company's Compensation Committee consists of Messrs. Brown, O'Neill and Fox. During the Company's last completed fiscal year, Mr. O'Neill was an executive officer of the Company and of Golden State Vintners and Mr. Brown was an executive officer of the Company. See "Certain Relationships and Related Transactions" for information regarding the interests of Messrs. O'Neill, Brown and Fox in certain transactions and arrangements involving the Company.

    No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any other entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION OF DIRECTORS

    The Company currently pays its directors, other than Mr. O'Neill, $12,500 per year, plus full reimbursement for certain out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In October 1996, an affiliate of Messrs. Brown, Binkley and Wolter entered into a management agreement with the Company, which calls for the payment of $125,000 to such affiliate for management services rendered to the Company. In April 1998, the Company adopted the Director Plan. Under the Director Plan, in April 1998, options to purchase an aggregate of 59,972 shares of Class B Common Stock at an exercise price of $12.08 were granted to all members of the Board of Directors, other than Mr. O'Neill. See "Certain Relationships and Related Transactions".

EXECUTIVE COMPENSATION

    The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's most highly compensated officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company and to Golden State Vintners during the fiscal year ended June 30, 1997 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                   AWARDS(1)
                                                                               ------------------
                                                           COMPENSATION            OPTIONS TO
                                                     ------------------------       PURCHASE         ALL OTHER
NAME AND PRINCIPAL POSITION                            SALARY        BONUS      COMMON STOCK(3)     COMPENSATION
---------------------------------------------------  -----------  -----------  ------------------  --------------
Jeffrey B. O'Neill (2) ............................  $   309,331  $   802,040          670,434      $     14,947(4)
  President and Chief Executive Officer
Brian R. Thompson .................................      165,000       40,000          --                --
  Chief Financial Officer and Secretary
Lawrence E. Brink .................................      125,000       20,000           17,400             9,600(5)
  Vice President, Production Operations
Jeffrey L. Dye ....................................       75,000       65,000           17,400           --
  Vice President, Case Goods
Michael B. Drobnick ...............................       75,000       65,000           17,400           --
  Vice President, Bulk Sales

--------------

(1) For the period set forth in the table above, no Named Officer received aggregate Other Annual Compensation in excess of the lesser of $50,000 or 10% of the total of such officer's salary and bonus, nor did any such Named Officer receive any restricted stock award, stock appreciation right or payment under any long-term incentive plan.

(2) This table sets forth all compensation awarded to, earned by or paid to Mr. O'Neill for services rendered as an officer of the Company and as an officer of Golden State Vintners during the fiscal year ended June 30,1997, which compensation was paid by the Company.

(3) These options were granted pursuant to the Company's 1996 Option Plan.

(4) Consists of disability insurance premiums and car expenses paid by the Company.

(5) Consists of a car allowance paid by the Company.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning stock options granted to the Named Officers of the Company during fiscal 1997. No stock appreciation rights were granted to such persons during such period.

                                                        INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                       ----------------------------------------------------     VALUE AT ASSUMED
                                        NUMBER OF     % OF TOTAL                             ANNUAL RATES OF STOCK
                                        SECURITIES      OPTIONS                              PRICE APPRECIATION FOR
                                        UNDERLYING    GRANTED TO    EXERCISE OR                  OPTION TERM(2)
                                         OPTIONS     EMPLOYEES IN   BASE PRICE   EXPIRATION  ----------------------
NAME                                    GRANTED(#)    FISCAL YEAR    ($/SH)(1)      DATE        5%          10%
-------------------------------------  ------------  -------------  -----------  ----------  ---------  -----------
Jeffrey B. O'Neill...................      167,608          20.9          3.62    12/3/06    $  76,624  $   481,474
                                           167,609          20.9          4.31    12/3/06       --          365,884
                                           167,608          20.9          5.17    12/3/06       --          221,392
                                           167,609          20.9          6.03    12/3/06       --           76,902
Brian R. Thompson....................       --            --            --           --         --          --
Lawrence E. Brink....................       17,400           2.0          4.79     1/1/07       --           29,703
Jeffrey L. Dye.......................       17,400           2.0          4.79     1/1/07       --           29,703
Michael B. Drobnick..................       17,400           2.0          4.79     1/1/07       --           29,703

--------------

(1) The exercise price per share of these options was equal to or greater than the fair market value of the Common Stock on the date of grant.

(2) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

AGGREGATED STOCK OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

    No options or stock appreciation rights were exercised by the Named Officers for the fiscal year ended June 30, 1997.

STOCK OPTION PLANS

    1996 STOCK PLAN. The Company's 1996 Option Plan became effective in December 1996 upon adoption by the Board of Directors. The 1996 Option Plan provides for the grant of options in the form of incentive stock options and nonstatutory stock options to officers, key employees and consultants of the Company or its subsidiaries and members of the Board of Directors of the Company. A total of 223,491 shares of Class B Common Stock and 362,834 shares of Class A Common Stock have been reserved for issuance under the 1996 Option Plan.

    Upon consummation of the offering, the 1996 Option Plan will be administered by a committee (the "Committee") constituted so as to permit the 1996 Option Plan to comply with Rule 16b-3 of the Exchange Act. The Board of Directors may amend the 1996 Option Plan and, with the consent of each participant adversely affected, the Committee may make such changes in the terms and conditions of granted options as it shall deem advisable.

    The purchase price per share of the shares of Common Stock underlying each option granted under the 1996 Option Plan will be established by the Committee but shall not be less than 100% of the fair market value of the Common Stock on the date of grant, provided that if the optionee is a 10% stockholder of the Company (as defined in Section 422(b)(6) of the Internal Revenue Code of 1986, as amended) at the time such optionee is granted an incentive stock option, the purchase price per share of the shares of Common Stock shall be not less than 110% of said fair market value.

    The 1996 Option Plan provides that, in the event of the dissolution, liquidation or sale of the Company, any merger or reorganization of the Company, or acquisition by any person or group of beneficial ownership of more than 50% of the Company's then outstanding shares of capital stock, the 1996 Option Plan and each outstanding option granted thereunder shall terminate. Upon the happening of such event, each participant under the 1996 Option Plan who is not tendered a substitute option by the entity surviving such event or who does not accept any such substituted option, shall have the right to exercise, in whole or in part, any vested and exercisable options which have not then expired.

    As of April 30, 1998, options to purchase a total of 362,834 shares of Class A Common Stock and 139,200 shares of Class B Common Stock have been granted under the 1996 Option Plan. Such options have per share exercise prices ranging from $3.62 to $6.03, or a weighted average per share exercise price of $4.79.

    DIRECTOR PLAN. The Company's Director Plan became effective in April 1988 upon adoption by the Board of Directors and approval by the stockholders. The Director Plan provides for the grant of options in the form of nonstatutory stock options to the non-employee members of the Board of Directors of the Company. A total of 348,000 shares of Class B Common Stock have been reserved for issuance under the Director Plan.

    The purchase price per share of the shares of Common Stock underlying each option granted under the Director Plan shall be the closing sale price of such shares on the date of grant if the Common Stock is listed on any established stock exchange or national market system or the price established by the committee administering the Director Plan, which shall not be less than 100% of the fair market value of the Common Stock on the date of grant.

    The Director Plan provides that, in the event of the dissolution or liquidation of the Company, the merger or sale of all or substantially all assets of the Company requiring shareholder approval, or acquisition by any person or group of beneficial ownership of the securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding shares, any options outstanding under the Director Plan that are not yet exercisable and vested shall become fully exercisable and vested.

    As of April 30, 1998, options to purchase a total of 59,972 shares of Class B Common Stock have been granted under the Director Plan. Such options have per share exercise prices of $12.08. None of such options have been exercised.

KEY MAN LIFE INSURANCE

    The Company, through Golden State Vintners, currently maintains a life insurance policy in the amount of $10 million on the life of Mr. O'Neill. The Company has agreed to assign a $2 million portion of this policy to Mr. O'Neill's family trust.

EMPLOYMENT AGREEMENT

    From April 27, 1995 until December 31, 1997, Mr. O'Neill served as President and Chief Executive Officer of Golden State Vintners pursuant to the Old Agreement, which provided him with an annual salary of at least $300,000, subject to annual increases, and an annual bonus based on a sliding scale of EBITDA (as defined in the Old Agreement). Effective as of January 1, 1998, the Company and Mr. O'Neill entered into a new employment agreement (the "New Employment Agreement"), which provides for Mr. O'Neill to serve as President and Chief Executive Officer of the Company on the terms and subject to the conditions set forth therein. Under the New Employment Agreement, Mr. O'Neill will receive annual compensation of $350,000, a bonus to be paid in the discretion of the Board and the reimbursement of certain expenses. The New Employment Agreement also provides for the payment of severance to Mr. O'Neill equal to two years of his base compensation and for the acceleration of any unvested options then held by Mr. O'Neill if his employment is terminated for certain reasons, including any termination of his employment within six months of a "Change in Control". The New Employment Agreement defines a Change in Control to include the sale by the Company of all or substantially all of its capital stock or assets or the consummation of any transaction or series of related transactions, including any merger, reorganization or recapitalization, in which any person or group acquires beneficial ownership of more than 50% of the outstanding capital stock of the Company. The term of the New Employment Agreement expires June 30, 2001.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that the Company will indemnify its directors, officers, employees and other agents to the fullest extent permitted by law.

    Prior to the consummation of the offering, the Company intends to enter into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Company's Certificate of Incorporation. These agreements will, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including but not limited to any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company. The Company has also purchased liability insurance covering its directors and officers.

    In addition, the Company's Certificate of Incorporation provides that the Company's directors shall not be liable for monetary damages for breach of such directors' fiduciary duty of care to the Company and its stockholders except for liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. The provision also does not affect a director's responsibilities under any other law, such as the federal or state securities or environmental laws.

    There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INCORPORATION OF THE COMPANY

    In connection with the formation and initial capitalization of the Company in April 1995, the Company issued an aggregate of 1,885,000 shares of its previously outstanding Class A Common Stock (the "Old Class A Stock") and 3,770,000 shares of its previously outstanding Class B Common Stock (the "Old Class B Stock"), in each case at $1.72 per share, for an aggregate purchase price of $9.75 million. Certain of these shares of Old Class B Stock were issued to the following holders of record of more than five percent of the outstanding stock of the Company (each, a "5% Stockholder") associated with Jeffrey J. Brown, an officer and director of the Company, and Nicholas B. Binkley and Douglas R. Wolter, directors of the Company, and to the following 5% Stockholders associated with Keith R. Fox, a director of the Company:

NAME                                                              SHARES OF OLD CLASS B STOCK
----------------------------------------------------------------  ----------------------------
SBIC Partners...................................................             1,885,000
EE Partners.....................................................             1,566,000
EV Lenders......................................................               319,000

GOLDEN STATE VINTNERS PURCHASE

    Pursuant to a Stock Purchase Agreement dated April 27, 1995 (the "Stock Purchase Agreement"), the Company purchased all of the outstanding capital stock of Golden State Vintners (the "Golden State Vintners Purchase") from certain shareholders of Golden State Vintners. Pursuant to the terms of the Stock Purchase Agreement, the Company paid the purchase price for the Golden State Vintners Purchase by delivering $20.9 million in cash and 523,980 shares of 6% Junior Exchangeable Preferred Stock of the Company in the aggregate face amount of $2.6 million. Certain of the shares of Golden State Vintners were sold to the Company by Mr. O'Neill and an affiliated entity.

    The execution of the Stock Purchase Agreement occurred substantially contemporaneously with the closing of the refinancing of Golden State Vintners' then-existing indebtedness. Pursuant to a Securities Purchase Agreement dated April 21, 1995 (the "Hancock SPA"), the John Hancock Mutual Life Insurance Company ("John Hancock") purchased for an aggregate consideration of $45 million
(1) senior secured first mortgage notes of Golden State Vintners with an aggregate principal face amount of $35.0 million and (2) 100,000 shares of the Company's 12% Senior Redeemable Exchangeable Preferred Stock ("Senior Preferred Stock") and 1,200,829 shares of the Company's previously outstanding Class E Common Stock for an aggregate consideration of $10.0 million. The Company guaranteed the obligations of Golden State Vintners to John Hancock under the Hancock SPA.

GRAPE GROUP TRANSACTION

    In May 1995, the Company acquired the Lost Hills Vineyard, 1,750 acres of wine grape vineyards located in Kern County, from the Grape Group, Inc. (the "Grape Group") for a purchase price of approximately $4.6 million, payable via the assumption of approximately $2.9 million of debt and the delivery of a non-interest bearing promissory note in the principal amount of $1.7 million. Mr. O'Neill owned 100% of the Grape Group at the time of the transaction. The Company believes that the purchase of the Lost Hills Vineyard from the Grape Group was negotiated at arms' length and that the Company paid a price equal to the fair market value of such property.

SE VINEYARDS

    The Company historically purchased grapes from SE Vineyards, a 300 acre vineyard located in Kern County. Mr. O'Neill owned 33.33% of SE Vineyards until October 1996. For the Company's 1995, 1996 and 1997 fiscal years, the Company purchased approximately $275,000, $400,000 and $1.4 million of such grapes, respectively. The Company believes such grape purchases were at competitive market prices negotiated at arms' length.

GSAC RECAPITALIZATION

    In October 1996, the Company entered into a series of transactions to effect the recapitalization of its capital structure (the "Recapitalization"). Pursuant to a Securities Purchase Agreement dated as of August 22, 1996, the Company acquired from certain stockholders 1,885,000 shares of Old Class A Stock and 985,156 shares of Old Class B Stock, at a price of $2.50 per share, for an aggregate purchase price of approximately $7.2 million. Of the entities selling stock to the Company, the following 5% Stockholders are associated with Mr. Fox:

NAME                                                         SHARES OF OLD CLASS B STOCK SOLD
-----------------------------------------------------------  ---------------------------------
EE Partners................................................                 818,438
EV Lenders.................................................                 166,718

    As part of the Recapitalization, the Company redeemed 1,003,038 shares of Junior Preferred Stock for an aggregate purchase price of approximately $1.7 million. Certain of these shares were held by Mr. O'Neill and by the following entity associated with Mr. O'Neill and with a member of Mr. O'Neill's immediate family:

NAME                                                     SHARES OF JUNIOR PREFERRED STOCK SOLD
-------------------------------------------------------  -------------------------------------
Jeffrey B. O'Neill.....................................                    42,793
Mid-State Horticultural Company........................                    70,892

    Pursuant to a Stock Purchase Agreement dated October 10, 1996, the Company sold an aggregate of 2,776,170 shares of Old Class B Stock at $2.50 per share, for an aggregate purchase price of approximately $6.9 million. These shares were sold to Mr. O'Neill and to the following 5% Stockholder associated with Messrs. Brown, Binkley and Wolter:

NAME                                                              SHARES OF OLD CLASS B STOCK
----------------------------------------------------------------  ----------------------------
Jeffrey B. O'Neill..............................................               599,172
SBIC Partners...................................................             2,176,998

OTHER TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

    As compensation for certain investment banking services provided with respect to the Recapitalization and certain related credit matters, the Company paid approximately $400,000 in fees to Exeter Venture Management Corporation ("EV Management"), which is an affiliate of a 5% Stockholder and associated with Mr. Fox. The Company paid EV Management $375,000 in fees in February 1997 as consideration for certain investment banking services.

    In December 1996, the Compensation Committee of the Board of Directors granted to Mr. O'Neill options to purchase an aggregate of 670,434 shares of Old Class B Stock. The options are exercisable for up to 167,608 shares at a price of $3.62 per share up to an additional 167,609 shares at a price of $4.31 per share, up to an additional 167,608 shares at a price of $5.17 per share, and up to an additional 167,609 shares at a price of $6.03 per share. The options vest in four equal annual installments commencing October 10, 1997.

    In October 1996, the Company agreed to pay an annual fee of $125,000 to Forrest Binkley & Brown Partners L.P., an affiliate of SBIC Partners, a 5% Stockholder, and of Messrs. Brown, Binkley and Wolter, as compensation for management services to be provided with respect to the Company's operations.

    In connection with the Golden State Vintners Acquisition, the Board of Directors granted to Mr. O'Neill stock appreciation rights with respect to 145,000 shares of Old Class B Stock at a base price of $.003 per stock appreciation right and 504,348 shares of Old Class B Stock, at a base price of $1.72 per stock appreciation right. In November 1995, the Board of Directors granted Mr. Thompson stock appreciation rights with respect to 145,000 shares of Old Class B Stock at a base price of $2.59 per stock appreciation right. Effective as of December 31, 1997, the Company and Messrs. O'Neill and Thompson agreed to terminate such stock appreciation rights in exchange for certain compensation and the grant of non-qualified stock options. Pursuant to such agreement, Messrs. O'Neill and Thompson were entitled to receive $6.97 million and $1.38 million, respectively. In connection with the issuance of the Replacement Incentives, Messrs. O'Neill and Thompson received their respective portions of the Executive Cash Payments, as well as their respective Executive Promissory Notes. Messrs. O'Neill and Thompson also received options to purchase 649,348 and 145,000 shares of Class B Common Stock, respectively. The stock options were fully-vested on the date of grant and are exercisable at $12.07 per share of Common Stock. Further, in connection with the issuance of the Replacement Incentives, (1) the Company accelerated the vesting of 139,992 options to purchase shares of Class A Common Stock held by Mr. O'Neill, (2) Mr. O'Neill used his Executive Cash Payment to immediately exercise options with respect to an aggregate of 307,600 shares of Class A Common Stock and to pay certain income tax amounts arising from such exercises and (3) Mr. Thompson used his Executive Cash Payment to exercise options with respect 29,619 shares of Class B Common Stock.

    In April 1998, SBIC Partners and Exeter agreed to certain co-sale rights and rights of first refusal and Mr. O'Neill agreed not to seek to participate in the next registered sale of Class B Common Stock by SBIC Partners and Exeter, if any.

    Prior to the consummation of the offering, the Company anticipates filing its Second Amended and Restated Certificate of Incorporation which, among other things, will result in the conversion of all outstanding shares of Old Class B Stock into shares of Class A Common Stock and the conversion of all outstanding shares of Class K Common Stock and Class E Common Stock into shares of the Company's newly-created Class B Common Stock.

    The following table sets forth, with respect to each holder of common stock of the Company who is an officer, director or 5% Stockholder, the aggregate price paid by such holder for the shares of Common Stock of the Company currently held by such holder, and the aggregate value of such Common Stock (based upon an assumed initial public offering price of $17.50 per share for the Common Stock):

                                                             AGGREGATE
                                                           CONSIDERATION   AGGREGATE VALUE OF
NAME OF HOLDER                                             PAID FOR STOCK     COMMON STOCK
---------------------------------------------------------  --------------  -------------------
SBIC Partners............................................   $  8,700,728     $    71,084,996
EE Partners..............................................      1,288,900          13,082,335
EV Lenders...............................................        262,555           2,664,935
John Hancock.............................................      2,070,395          21,014,507
Jeffrey B. O'Neill.......................................      1,499,996          13,839,630

    Prior to the consummation of the offering, the Company will enter into indemnification agreements with each of its directors and executive officers. The agreements will require the Company to indemnify such individuals for certain liability to which they may be subject as a result of their affiliation with the Company, to the fullest extent permitted by Delaware Law.

    Additionally, in April 1998, in connection with its participation in the offering, John Hancock agreed to waive all prepayment penalties due with respect to the Company's repurchase of the shares of Senior Preferred Stock held by John Hancock.

    The Company believes that the foregoing transactions were in its best interests and on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Class A and Class B Common Stock as of April 30, 1998, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Class B Common Stock offered hereby, by: (1) each person who is known by the Company to beneficially own more than 5% of the Company's Class A and Class B Common Stock, (2) each of the Company's directors,
(3) each of the Named Officers and (4) all directors and Named Officers of the Company, as a group.

                                           SHARES BENEFICIALLY                                SHARES BENEFICIALLY
                                         OWNED PRIOR TO OFFERING          CLASS B            OWNED AFTER OFFERING
                                  -------------------------------------    SHARES    -------------------------------------
                                  NUMBER OF   NUMBER OF    PERCENT OF    OFFERED IN  NUMBER OF   NUMBER OF    PERCENT OF
                                   CLASS A     CLASS B    TOTAL VOTING      THE       CLASS A     CLASS B    TOTAL VOTING
BENEFICIAL OWNERS                   SHARES      SHARES      POWER(1)      OFFERING     SHARES      SHARES      POWER(1)
--------------------------------  ----------  ----------  -------------  ----------  ----------  ----------  -------------
SBIC Partners, L.P.  ...........   4,061,998      --             67.5%    1,435,600   2,626,398      --             56.5%
  201 Main Street, Suite 2302
  Fort Worth, TX 76102
Jeffrey B. O'Neill(2)  .........     906,772     673,733         16.2%       --         906,772     673,733         20.9%
  500 Drake's Landing Road
  Greenbrae, CA 94904
John Hancock Mutual Life
  Insurance Company ............      --       1,200,829          2.0%      396,274      --         804,555          1.7%
  John Hancock Place
  200 Clarendon Street
  Boston, MA 02117
Exeter (3) .....................     899,844      --             15.0%      318,126     581,718      --             12.5%
  10 East 53rd Street
  New York, NY 10022
Jeffrey J. Brown (4) ...........   4,061,998      --             67.5%       --       2,626,388      --             56.5%
Nicholas B. Binkley (4) ........   4,061,998      --             67.5%       --       2,626,388      --             56.5%
Douglas R. Wolter (4) ..........   4,061,998      --             67.5%       --       2,626,388      --             56.5%
Keith R. Fox (3) ...............     899,844      --             15.0%       --         581,718      --             12.5%
W. Scott Hedrick ...............      --          --           --            --          --          --           --
Peter W. Mullin ................      --          19,972        *            --          --          19,972        *
Brian R. Thompson (5) ..........      --         145,000        *            --          --         145,000        *
Lawrence E. Brink (6) ..........      --           4,350        *            --          --           4,350        *
Jeffrey L. Dye (6) .............      --           4,350        *            --          --           4,350        *
Michael B. Drobnick (6) ........      --           4,350        *            --          --           4,350        *
All Directors and Named Officers
  as a group (11 persons)
  (7) ..........................   5,868,614     851,755         99.0%                4,114,888     851,755         90.3%

--------------

 * Represents beneficial ownership of less than 1% of the outstanding voting power of all shares of Common Stock.

(1) Percent ownership is based on (i) before the offering, 7,329,273 shares of Common Stock outstanding plus any shares issuable pursuant to options held by the person in question which may be exercised within 60 days after April 30, 1998; and (ii) after the offering, an additional 2,150,000 shares of Class B Common Stock issued by the Company in the offering. In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (ten votes per share) and Class B Common Stock (one vote per share) have been aggregated.

(2) Includes 906,772 shares of Class A Common Stock owned by Mr. O'Neill, 649,348 shares of Class B Common Stock issuable under presently exercisable stock options and 24,385 shares of Class B Common Stock issuable on conversion of shares of the Company's Junior Preferred Stock held by Mr. O'Neill.

(3) Represents 747,562 and 152,282 shares of Class A Common Stock held by EE Partners and EV Lenders, respectively. Keith R. Fox, a director of the Company, is an executive officer of Exeter Equity Advisors, Inc., which is the general partner of Exeter Equity Advisors, L.P., the general partner of EE Partners. Mr. Fox is also an executive officer of Exeter Venture Advisors, Inc., which is the general partner of EV Lenders, and an executive officer of Exeter Venture Management Corporation, which is an affiliate of EV Partners and EV Lenders. Mr. Fox disclaims beneficial ownership of the shares held by EV Partners and EV Lenders, except to the extent of his pecuniary interest therein.

(4) Represents 4,061,998 shares of Class A Common Stock held by SBIC Partners. Gregory J. Forrest, Nicholas B. Binkley, a director of the Company, and Jeffrey J. Brown, an officer and director of the Company, are each executive officers, directors and shareholders of Venture Co. Messrs. Forrest, Binkley and Brown collectively hold all of the outstanding limited partnership interests in FBB. Mr. Wolter is employed by Advisor Co., an affiliate of SBIC Partners, FBB and Venture Co. Each of Messrs. Forrest, Binkley, Brown and Wolter disclaims beneficial ownership of the shares held by SBIC Partners, except to the extent of his pecuniary interest therein, if any.

(5) Includes 29,619 shares of Class B Common Stock held by Mr. Thompson and 115,381 shares of Class B Common Stock issuable under presently exercisable stock options.

(6) Includes 4,350 shares issuable upon the exercise of stock options exercisable within sixty days of April 30, 1998.

(7) Includes shares held by SBIC Partners and Exeter, and 961,956 shares issuable under stock options exercisable within 60 days of April 30, 1998.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, the Company will have outstanding 4,114,888 shares of Class A Common Stock and 5,364,385 shares of Class B Common Stock (or
      and       shares, respectively, if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's option plans or other stock option agreements.

    The shares of Class B Common Stock sold in the offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144. The remaining shares of Common Stock are "restricted securities" within the meaning of Rule 144 and were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Class B Common Stock (approximately 53,643 shares) and the average weekly trading volume in the Class B Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Substantially all of the shares of Class A Common Stock are eligible for sale under Rule 144, subject to lock-up arrangements with the Underwriters described below.

    The Company, the Selling Stockholders, the Company's executive officers and directors and certain other stockholders of the Company have agreed that, during the period beginning from the date of this

Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) that are substantially similar to the shares of Class B Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class B Common Stock, without the prior written consent of the Representatives of the Underwriters, except for the shares of Class B Common Stock offered hereby and certain gift transactions.

    The Company intends to file a registration statement under the Securities Act following the date of this Prospectus to register the future issuance of up to approximately 1.7 million shares of Class B Common Stock under the option plans and options issued to employees, directors or consultants outside of the option plans. Shares issued pursuant to such options after the effective date of such registration statement will be freely tradable in the open market, subject to the lock-up agreements with the Representatives described above and, in the case of sales by affiliates, to certain requirements of Rule 144.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Class B Common Stock, or the prospect of such sales, could adversely affect the market price of the Class B Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Upon consummation of this offering, the authorized capital stock of the Company will consist of 6,000,000 shares of Class A Common Stock, par value $.01 per share, 54,000,000 shares of Class B Common Stock, par value $.01 per share, and 5,000,000 shares of undesignated Preferred Stock, par value $.01 per share (the "Preferred Stock"). Of the 54,000,000 shares of Class B Common Stock authorized, 6,000,000 shares have been reserved for issuance upon conversion of outstanding Class A Common Stock.

    The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to Delaware Law and to the Company's Second Amended and Restated Certificate of Incorporation to be filed prior to the consummation of the offering, the Certificate of Designations of 12% Senior Redeemable Exchangeable Preferred Stock (the "Senior Preferred Certificate of Designations"), and the Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Junior Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Junior Preferred Certificate of Designations"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Upon completion of the offering, the Company will have outstanding 4,114,888 shares of Class A Common Stock and 5,364,385 shares of Class B Common Stock (or
      and       shares, respectively, if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's option plans or other stock option agreements.

    Each share of Class A Common Stock is entitled to ten votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes cast or entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Class A Common Stock is convertible at any time into Class B Common Stock on a one-for-one basis. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". Dividends payable in shares of Common Stock or in options or similar rights to acquire shares of Common Stock or in securities convertible into or exchangeable for shares of Common Stock may be paid only in shares of or in options or similar rights to the Company's Class B Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock or any class or series of stock ranking prior to the Common Stock. There are no redemption or sinking fund provisions applicable to the shares of Common Stock. All outstanding shares of Common Stock are, and the Class B Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

    The Class A Common Stock is convertible at any time at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, shares of Class A Common Stock will automatically convert into Class B Common Stock, on a one-for-one basis, (a) upon the transfer of record or beneficial ownership of such shares of Class A Common Stock to an entity or person other than (i) Jeffrey B. O'Neill, SBIC Partners or Exeter (the "Original Holders"), or (ii) an affiliate, beneficiary, family member or trust related to the Original Holders, or (b) immediately following the date that the Original Holders directly own an aggregate of less than 15% of the outstanding equity interest of GSV.

PREFERRED STOCK

  SENIOR PREFERRED STOCK

    Following the consummation of this offering, pursuant to discussions between the Company and the holder of the Senior Preferred Stock, the Company intends to use a portion of the proceeds generated from the offering to repurchase all outstanding shares of the Senior Preferred Stock. See Note 8 of Notes to Consolidated Financial Statements for a description of the Senior Preferred Stock.

  JUNIOR PREFERRED STOCK

    The Company anticipates that prior to the offering, it will redeem all outstanding shares of its Junior Preferred Stock or that all holders of Junior Preferred Stock will convert their shares of such stock into shares of the Company's Class B Common Stock. See Note 8 of Notes to Consolidated Financial Statements for a description of the Junior Preferred Stock.

  UNDESIGNATED PREFERRED STOCK

    The Company's Second Amended and Restated Certificate of Incorporation authorizes 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

STOCKHOLDERS AGREEMENT

    Pursuant to the terms of the Stockholders Agreement by and among the Company and several stockholders (each, a "Stockholder"), SBIC Partners is entitled to nominate three members of the Company's Board of Directors, and each of (i) Mr. O'Neill and (ii) Exeter is entitled to nominate one member of the Company's Board of Directors. Under certain circumstances more fully described in the Senior Preferred Certificate of Designations, John Hancock is entitled to nominate up to three members of the Company's Board of Directors, in which case the size of the Board of Directors will be increased to provide for such additional members. All committees of the Board of Directors and each board of directors of each of the Company's subsidiaries must contain at least a majority of members designated by SBIC Partners. The prior written consent of SBIC Partners, which consent shall be subject to the sole discretion of SBIC Partners, is required with respect to the following actions by the Company or any of its subsidiaries:(i) any merger, consolidation, sale of assets or stock, dissolution or liquidation; (ii) any amendment to the Certificate of Incorporation or Bylaws; (iii) the acquisition or investment in any business entity; (iv) any material change in the business presently conducted by the Company or any subsidiary; (v) any loan, guaranty or material increase in indebtedness; and (vi) certain transactions with Affiliates (as defined in the Stockholders Agreement). The rights of each of SBIC Partners, Mr. O'Neill, Exeter and John Hancock with respect to elections to the Board of Directors and SBIC Partners' approval rights with respect to certain transactions terminate with respect to a Stockholder once such Stockholder and its permitted transferees hold in the aggregate less than 10% of the shares of Common Stock or Junior Preferred Stock, as the case may be, initially held by such Stockholder on October 10, 1996.

    Subject to certain exceptions, if the Company authorizes the issuance or sale of any equity securities of the Company or any securities containing options or rights to acquire any equity securities of the Company, the Company must first offer to sell to each Stockholder, at the same price and on the same terms, a certain amount of such securities, options or rights corresponding to each Stockholder's ownership of Class A Common Stock and Junior Preferred Stock. The Stockholders Agreement also contains certain restrictions on the Stockholders' ability to transfer their shares of Common Stock and Junior Preferred Stock, as well as a provision pursuant to which SBIC Partners may require the Stockholders and their Affiliates to sell all of the shares of Common Stock and/or Junior Preferred Stock owned by them to any person or entity to whom SBIC Partners proposes to transfer all of the Common Stock held by it.

    The Stockholders Agreement provides that at the request of SBIC Partners, the Company will solicit interests in and initiate discussions with potential purchasers of the assets or capital stock of the Company and/or Golden State Vintners or reorganize, recapitalize or refinance the senior or subordinated debt or the equity of the Company in a manner reasonably acceptable to SBIC Partners. In connection with such an event, the Stockholders agree to take all necessary actions requested by SBIC Partners subject to certain conditions.

    The Stockholders Agreement terminates upon the consummation of an initial public offering of at least 20% of the Company's Common Stock that results in gross proceeds to the Company of at least $35 million.

REGISTRATION RIGHTS

    In connection with the Company's incorporation in April 1995, the holders of 2,784,844 shares of Class A Common Stock and the holder of 1,200,829 shares of Class B Common Stock received certain rights with respect to the registration under the Securities Act of shares of GSV's capital stock (the "April Registrable Securities"). If the Company proposes to register any of its securities under the Securities Act, holders of April Registrable Securities are entitled to notice of such registration and are entitled to include, at the Company's expense, such shares therein, provided among other conditions, that any underwriters involved in the registration have the right to limit the number of April Registrable Securities included in such registration. In addition, commencing April 27, 2000, subject to certain conditions and limitations, the holders of at least 15% of the April Registrable Securities have the right on six occasions to require the Company to file a registration statement under the Securities Act to register all or part of their April Registrable Securities.

    Pursuant to a Registration Rights Agreement dated October 10, 1996, the holders of approximately 2,776,170 shares of Class A Common Stock and 99,862 shares of Class B Common Stock are entitled to certain rights with respect to the registration under the Securities Act of shares of GSV's capital stock (the "October Registrable Securities"). If the Company proposes to register any October Registrable Securities (or securities convertible into or exchangeable or exercisable for shares of such series and class) under the Securities Act, either for its own account or for the account of other security holders, holders of the October Registrable Securities are entitled to notice of such registration and are entitled to include, at the Company's expense, such shares therein. Such "piggyback rights" take priority over any similar rights held by any other stockholder of the Company, including those stockholders holding April Registrable Securities, provided among other conditions, that the underwriters have the right to limit the number of October Registrable Securities included in such registration to 25% of the aggregate number of shares registered thereby. Additionally, commencing 180 days after the closing of this Offering, and subject to certain conditions and limitations, holders of the October Registrable Securities have the right to require on two occasions the Company to file a registration statement under the Securities Act to register at least 15% of the October Registrable Securities. Further, the holders of October Registrable Securities may require the Company to register all or any portion of such shares on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. SBIC Partners may, at any time, require the Company to engage a reputable, nationally-recognized underwriter reasonably acceptable to the Board of Directors to register shares of the Company's Common Stock under the Securities Act and to include in such registration that number of shares of Common Stock that equal up to 20% of the aggregate number of shares of the capital stock of the Company held by SBIC Partners and its affiliates.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statue prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least
66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three prior years, did own) 15% or more of the corporation's voting stock. This statutory prohibition does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock option plans).

TRANSFER AGENT AND REGISTRAR

    The Company is in the process of engaging U.S. Stock Transfer Corporation as the transfer agent and registrar for the Class B Common Stock.

LISTING

    Application has been made for the quotation of the Class B Common Stock on the Nasdaq National Market under the symbol "VINT". The Company has not applied to list its shares of Class B Common Stock on any other exchange or quotation system.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Class B Common Stock offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California. Certain principals of Riordan & McKinzie own an aggregate of 59,917 shares of Class B Common Stock. The validity of the Class B Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The financial statements of Golden State Vintners, Inc. as of June 30, 1996 and 1997 and for the period April 27, 1995 to June 30, 1995 and for the years ended June 30, 1996 and 1997 and the financial statements of Golden State Vintners ("Predecessor") for the period July 1, 1994 to April 26, 1995 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The statements in this Prospectus on page three in the second sentence of the fourth paragraph, on page four in the third and fourth sentences of the first paragraph, on page thirty-one in the third and fourth sentences of the fifth paragraph, on page thirty-four in the first and second sentences of the first paragraph, the second and third sentences of the second paragraph and the second sentence of the third paragraph, on page thirty-eight in the fourth sentence of the second paragraph, and on page forty-two in the second sentence of the fourth paragraph and the fourth sentence of the fifth paragraph have been reviewed and approved by Gomberg, Fredrikson & Associates, a wine industry consulting firm.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Class B Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class B Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048; and the Chicago Regional Office located at Citicorp Center, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report..........................................................        F-2

Consolidated Balance Sheets as of June 30, 1996 and 1997 and December 31, 1997
  (Unaudited).........................................................................        F-3

Consolidated Statements of Operations for the Period July 1, 1994 to April 26, 1995
  (Predecessor), for the Period April 27, 1995 to June 30, 1995 (Successor), for the
  Years Ended June 30, 1996 and 1997, and for the Six Months Ended December 31, 1996
  and 1997 (Unaudited)................................................................        F-4

Consolidated Statements of Stockholders' Equity for the Period July 1, 1994 to April
  26, 1995 (Predecessor), for the Period April 27, 1995 to June 30, 1995 (Successor),
  for the Years Ended June 30, 1996 and 1997, and for the Six Months Ended December
  31, 1997 (Unaudited)................................................................        F-5

Consolidated Statements of Cash Flows for the Period July 1, 1994 to April 26, 1995
  (Predecessor), for the Period April 27, 1995 to June 30, 1995 (Successor), for the
  Years Ended June 30, 1996 and 1997, and for the Six Months Ended December 31, 1996
  and 1997 (Unaudited)................................................................        F-6

Notes to Consolidated Financial Statements............................................        F-7

The accompanying consolidated financial statements have been adjusted to give retroactive effect to the split of the Company's common stock which will result in each share of common stock being split into 2.9 shares of common stock as described in Note 15 to the consolidated financial statements. The May 1998 stock split is expected to be completed prior to the commencement of the public offering. The following report is in the form that will be furnished by Deloitte & Touche LLP upon the effectiveness of the May 1998 stock split assuming that from September 15, 1997 to the effective date of such stock split, no other events shall have occurred that would materially affect the accompanying consolidated financial statements or notes thereto.

"INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Golden State Vintners, Inc.

    We have audited the accompanying consolidated balance sheets of Golden State Vintners, Inc. and subsidiaries (the "Company") as of June 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from April 27, 1995 to June 30, 1995 and for the years ended June 30, 1996 and 1997. We also audited the consolidated statements of operations, stockholders' equity and cash flows of Golden State Vintners ("Predecessor") for the period from July 1, 1994 to April 26, 1995. These financial statements are the responsibility of the Predecessor's and the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1996 and 1997, and the results of its operations and its cash flows for the period from April 27, 1995 to June 30, 1995 and for the years ended June 30, 1996 and 1997 in conformity with generally accepted accounting principles. Further, in our opinion, the Golden State Vintners financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from July 1, 1994 to April 26, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain inventories in 1996 and in 1997.

Fresno, California
September 15, 1997
(November 21, 1997 as to Note 6 and
May   , 1998 as to Note 15)"

DELOITTE & TOUCHE LLP

Fresno, California
April 29, 1998

                          GOLDEN STATE VINTNERS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                              JUNE 30,
                                                                    -----------------------------
                                                                        1996            1997
                                                                    -------------  --------------   DECEMBER 31,
                                                                                                   --------------
                                                                                                        1997
                                                                                                   --------------
                                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and equivalents..........................................  $   1,212,161  $    1,218,525  $      850,865
    Trade receivables.............................................      7,486,944       5,640,252      28,928,395
    Inventories...................................................     18,318,978      23,424,008      31,832,146
    Deferred income taxes.........................................        151,744         219,154       3,991,157
    Refundable deposits and prepaid expenses......................      1,380,410         869,996         142,201
                                                                    -------------  --------------  --------------
      Total current assets........................................     28,550,237      31,371,935      65,744,764
PROPERTY, PLANT AND EQUIPMENT -- Net..............................     61,280,738      70,193,214      72,052,842
DEFERRED FINANCING COSTS..........................................        603,758         546,186         475,126
                                                                    -------------  --------------  --------------
TOTAL ASSETS......................................................  $  90,434,733  $  102,111,335  $  138,272,732
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank line of credit.............................................  $   9,000,000  $   12,800,000  $   18,600,000
  Cash overdraft..................................................       --              --             1,129,268
  Accounts payable................................................      5,566,840       2,526,870       2,745,512
  Payable to growers..............................................        936,107       1,063,049      12,165,765
  Payroll and related liabilities.................................        758,280       1,391,004       3,072,874
  Deferred compensation...........................................       --              --             8,289,110
  Other accrued liabilities.......................................        284,638         282,869       2,420,833
  Income taxes payable............................................       --               547,612       1,430,974
  Current portion of long-term debt...............................      2,036,976       2,773,984       2,824,015
  Accrued interest................................................        632,648         600,486         698,653
                                                                    -------------  --------------  --------------
    Total current liabilities.....................................     19,215,489      21,985,874      53,377,004
LONG-TERM DEBT....................................................     42,973,404      49,780,591      49,890,011
DEFERRED INCOME TAXES.............................................      6,891,009       6,968,737       9,290,379
DEFERRED COMPENSATION.............................................        650,606       1,989,112        --
REDEEMABLE PREFERRED STOCK........................................     10,033,987       8,813,415       8,879,928
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)...................
STOCKHOLDERS' EQUITY:.............................................
  Common stock:
    Class A common stock; 1,885,000 shares issued and outstanding
      at June 30, 1996............................................          6,500        --              --
    Class B common stock; 5,770,000 shares issued and outstanding at June 30, 1996 and 5,561,014 at June 30, 1997 and December
      31, 1997....................................................         13,000          19,176          19,176
    Class E common stock; 1,200,829 shares issued and
      outstanding.................................................          4,141           4,141           4,141
    Class K common stock; 99,862 shares issued and outstanding at
      June 30, 1997 and December 31, 1997.........................       --                   344             344
  Additional paid-in capital......................................     11,796,754       8,844,136       8,844,136
  Retained earnings (deficit).....................................     (1,150,157)      3,705,809       7,967,613
                                                                    -------------  --------------  --------------
      Total stockholders' equity..................................     10,670,238      12,573,606      16,835,410
                                                                    -------------  --------------  --------------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY..........................................................  $  90,434,733  $  102,111,335  $  138,272,732
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   SUCCESSOR
                                               ---------------------------------------------------------------------------------
                                PREDECESSOR                                                       SIX MONTHS ENDED DECEMBER 31,
                               --------------                          YEAR ENDED JUNE 30,
                               JULY 1,1994 TO  APRIL 27, 1995 TO  ------------------------------  ------------------------------
                               APRIL 26, 1995    JUNE 30, 1995         1996            1997            1996            1997
                               --------------  -----------------  --------------  --------------  --------------  --------------
                                                                                                           (UNAUDITED)
REVENUES, net:
  Bulk wine..................   $ 23,741,308     $   2,340,399    $   33,816,249  $   50,227,982  $   38,389,889  $   46,404,120
  Wine grapes................     12,874,703          --              15,183,028      18,585,126      18,604,830      22,820,380
  Case goods.................      4,591,784         1,696,304        11,335,407      15,829,183       7,830,499      10,641,686
  Brandy and spirits.........      1,642,710               334        11,420,661      11,142,534      11,248,159       9,664,295
                               --------------  -----------------  --------------  --------------  --------------  --------------
    Total revenues...........     42,850,505         4,037,037        71,755,345      95,784,825      76,073,377      89,530,481
COST OF SALES................     34,771,874         3,948,872        58,468,362      71,661,816      57,285,049      66,033,690
                               --------------  -----------------  --------------  --------------  --------------  --------------
GROSS PROFIT.................      8,078,631            88,165        13,286,983      24,123,009      18,788,328      23,496,791
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES....      3,363,255           950,808         5,042,425       7,408,179       3,781,668      11,549,780
                               --------------  -----------------  --------------  --------------  --------------  --------------
INCOME (LOSS) FROM
  OPERATIONS.................      4,715,376          (862,643)        8,244,558      16,714,830      15,006,660      11,947,011
INTEREST EXPENSE.............     (2,796,664)         (919,590)       (5,343,637)     (5,879,945)     (2,970,597)     (3,445,711)
OTHER EXPENSE, net...........        (45,020)           (1,512)         (394,370)       (676,701)       (386,297)       (480,875)
                               --------------  -----------------  --------------  --------------  --------------  --------------
INCOME (LOSS) BEFORE INCOME
  TAXES......................      1,873,692        (1,783,745)        2,506,551      10,158,184      11,649,766       8,020,425
INCOME TAXES.................        --               --                 583,000       3,988,000       4,578,358       3,123,000
                               --------------  -----------------  --------------  --------------  --------------  --------------
NET INCOME (LOSS)............   $  1,873,692     $  (1,783,745)   $    1,923,551  $    6,170,184  $    7,071,408  $    4,897,425
                               --------------  -----------------  --------------  --------------  --------------  --------------
                               --------------  -----------------  --------------  --------------  --------------  --------------
EARNINGS (LOSS) PER SHARE:
  BASIC                                          $        (.26)   $          .09  $          .71  $          .93  $          .62
                                               -----------------  --------------  --------------  --------------  --------------
                                               -----------------  --------------  --------------  --------------  --------------
  DILUTED                                        $        (.26)   $          .09  $          .71  $          .91  $          .59
                                               -----------------  --------------  --------------  --------------  --------------
                                               -----------------  --------------  --------------  --------------  --------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              PREFERRED STOCK                             COMMON STOCK
                                     ---------------------------------  -------------------------------------------------
                                     SERIES A    SERIES B    SERIES C     CLASS A      CLASS B      CLASS E     CLASS K
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
PREDECESSOR:
BALANCE, JULY 1, 1994..............  $ 122,951   $  77,049   $  --       $  --        $  --        $  --       $8,882,572
  Conversion of warrants to
    preferred stock................     --          --       $ 363,258      --           --           --           --
  Capital stock redemptions........     --          --         (80,097)     --           --           --          (11,404)
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, APRIL 26, 1995............  $ 122,951   $  77,049   $ 283,161   $  --        $  --        $  --       $8,871,168
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
-------------------------------------------------------------------------------------------------------------------------
SUCCESSOR:
BALANCE, APRIL 27, 1995............  $  --       $  --       $  --       $   6,500    $  13,000    $   4,141   $   --
  Net loss.........................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1995.............     --          --          --           6,500       13,000        4,141       --
  Dividends paid...................     --          --          --          --           --           --           --
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1996.............     --          --          --           6,500       13,000        4,141       --
  Repurchase of common stock.......     --          --          --          (6,500)      (3,397)      --           --
  Issuance of common stock.........     --          --          --          --            9,573       --              344
  Redemption of Junior Preferred
    Stock..........................     --          --          --          --           --           --           --
  Dividends paid...................     --          --          --          --           --           --           --
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1997.............     --          --          --          --           19,176        4,141          344
  Dividends paid (unaudited).......     --          --          --          --           --           --           --
  Net income (unaudited)...........     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, DECEMBER 31, 1997
 (UNAUDITED).......................  $  --       $  --       $  --       $  --        $  19,176    $   4,141   $      344
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------

                                     ADDITIONAL    RETAINED
                                       PAID-IN     EARNINGS
                                       CAPITAL     (DEFICIT)      TOTAL
                                     -----------  -----------  -----------
PREDECESSOR:
BALANCE, JULY 1, 1994..............  $   --       $ 4,706,406  $13,788,978
  Conversion of warrants to
    preferred stock................      --          (363,258)     --
  Capital stock redemptions........      --           --           (91,501)
  Net income.......................      --         1,873,692    1,873,692
                                     -----------  -----------  -----------
BALANCE, APRIL 26, 1995............  $   --       $ 6,216,840  $15,571,169
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------
-----------------------------------
SUCCESSOR:
BALANCE, APRIL 27, 1995............  $11,796,754  $   --       $11,820,395
  Net loss.........................      --        (1,783,745)  (1,783,745)
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1995.............   11,796,754   (1,783,745)  10,036,650
  Dividends paid...................      --        (1,289,963)  (1,289,963)
  Net income.......................      --         1,923,551    1,923,551
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1996.............   11,796,754   (1,150,157)  10,670,238
  Repurchase of common stock.......   (9,738,013)     --        (9,747,910)
  Issuance of common stock.........    7,190,077      --         7,199,994
  Redemption of Junior Preferred
    Stock..........................     (404,682)     --          (404,682)
  Dividends paid...................      --        (1,314,218)  (1,314,218)
  Net income.......................      --         6,170,184    6,170,184
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1997.............    8,844,136    3,705,809   12,573,606
  Dividends paid (unaudited).......      --          (635,621)    (635,621)
  Net income (unaudited)...........      --         4,897,425    4,897,425
                                     -----------  -----------  -----------
BALANCE, DECEMBER 31, 1997
 (UNAUDITED).......................  $ 8,844,136  $ 7,967,613  $16,835,410
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  (SUCCESSOR)
                                      (PREDECESSOR)   --------------------------------------------------------------------
                                      --------------                                                 SIX MONTHS ENDED
                                       JULY 1, 1994    APRIL 27,       YEAR ENDED JUNE 30,             DECEMBER 31,
                                       TO APRIL 26,   1995 TO JUNE  --------------------------  --------------------------
                                           1995         30, 1995        1996          1997          1996          1997
                                      --------------  ------------  ------------  ------------  ------------  ------------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).................   $  1,873,692   $ (1,783,745) $  1,923,551  $  6,170,184  $  7,071,408  $  4,897,425
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in) operating
    activities:
    Depreciation and amortization...      1,926,064        754,557     3,319,119     4,206,932     3,488,690     3,559,572
    Loss on disposal of assets......        --             --            583,885        25,629         2,237       --
    Accrual for deferred
      compensation..................        --             --            650,606     1,338,506       593,172     6,299,998
    Deferred income taxes...........        --             --            172,476        10,319       --         (1,450,361)
    Changes in assets and
      liabilities, net of effects of
      acquisition of GSV:
      Trade receivables.............     (3,058,165)     3,421,309    (4,405,082)    1,846,692   (12,523,795)  (23,288,143)
      Inventories...................      2,402,322     (1,738,448)   (3,892,132)   (5,198,884)   (6,619,376)   (9,675,618)
      Prepaid expenses..............       (114,304)       107,336      (150,065)     (216,586)      (97,905)        6,241
      Cash overdraft................         18,403        392,154      (410,557)      --            --          1,129,268
      Accounts payable..............       (540,652)      (987,514)    2,868,362    (3,039,970)   (1,649,406)      218,642
      Payable to growers............       (324,446)       --            693,674       126,942     8,559,047    11,102,717
      Accrued interest..............        (53,806)       510,771       204,232       (32,162)      344,614        98,167
      Payroll and related
        liabilities.................        (41,792)       (30,546)      519,755       632,724       421,614     1,681,870
      Other accrued liabilities.....        106,926        (79,494)      185,632        (1,769)      (20,165)    2,137,964
      Income taxes payable..........        --             --            --            547,612     3,038,359       883,362
                                      --------------  ------------  ------------  ------------  ------------  ------------
      Net cash provided by (used in)
        operating activities........      2,194,242        566,380     2,263,456     6,416,169     2,608,494    (2,398,896)
                                      --------------  ------------  ------------  ------------  ------------  ------------
INVESTING ACTIVITIES:
  Purchases of property, plant and
    equipment.......................     (3,221,612)    (8,967,237)   (3,535,887)   (4,777,797)   (2,117,991)   (2,247,571)
  Acquisition of GSV................        --         (20,852,119)      --            --            --            --
  Refund (payment) of deposits......        --            (210,000)     (117,000)      727,000       --            142,000
                                      --------------  ------------  ------------  ------------  ------------  ------------
    Net cash used in investing
      activities....................     (3,221,612)   (30,029,356)   (3,652,887)   (4,050,797)   (2,117,991)   (2,105,571)
                                      --------------  ------------  ------------  ------------  ------------  ------------
FINANCING ACTIVITIES:
  Borrowings on line of credit......     21,404,853        700,000    25,102,910    24,708,097    16,613,097    35,900,000
  Payments on line of credit........    (20,054,853)      (950,000)  (19,602,910)  (20,908,097)   (9,250,000)  (30,100,000)
  Borrowings on long-term debt......        345,147     40,975,000       --          2,568,922     1,508,913       --
  Payments on long-term debt........       (526,909)   (30,078,898)   (1,765,407)   (3,022,213)   (2,012,363)   (1,017,572)
  Payment of financing costs........       (869,637)      (735,880)      (40,284)     (114,208)     (106,572)      (10,000)
  Payment of dividends..............        --             --         (1,289,963)   (1,314,218)     (678,597)     (635,621)
  Issuance of capital stock.........        --          19,750,000       --          7,199,994     7,199,994       --
  Repurchase of common stock........        (11,404)       --            --         (9,747,910)   (9,744,595)      --
  Redemption of preferred stock.....        (80,097)       --            --         (1,729,375)   (1,729,375)      --
                                      --------------  ------------  ------------  ------------  ------------  ------------
    Net cash provided by (used in)
      financing activities..........        207,100     29,660,222     2,404,346    (2,359,008)    1,800,502     4,136,807
                                      --------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................       (820,270)       197,246     1,014,915         6,364     2,291,005      (367,660)
CASH AND EQUIVALENTS, BEGINNING OF
  PERIOD............................        820,270        --            197,246     1,212,161     1,212,161     1,218,525
                                      --------------  ------------  ------------  ------------  ------------  ------------
CASH AND EQUIVALENTS, END OF
  PERIOD............................   $    --        $    197,246  $  1,212,161  $  1,218,525  $  3,503,166  $    850,865
                                      --------------  ------------  ------------  ------------  ------------  ------------
                                      --------------  ------------  ------------  ------------  ------------  ------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

1.  ORGANIZATION AND OPERATIONS

    Golden State Vintners, Inc. (the "Company"), formerly Golden State Acquisition Corp., a Delaware corporation, was formed on April 26, 1995 for the purpose of acquiring and holding for investment all of the outstanding capital stock of Golden State Vintners ("GSV"), a California corporation. Such acquisition occurred on April 27, 1995 (see Note 3). The Company constitutes the successor company (Successor). The historical results of operations for the period July 1, 1994 to April 26, 1995 are the results of GSV (Predecessor).

    The Company processes and bottles wine, brandy and juice for sale, primarily in bulk, to other wineries and processors located principally in California. The Company experiences seasonal fluctuations in its revenues. Due to the inherent seasonality of its grape harvesting and crushing operations, the Company generally reports its highest revenues and net income in its first and second fiscal quarters.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the Company, its wholly owned subsidiary, GSV, and an 80% owned partnership, GSV International Trading Company. All significant intercompany transactions and accounts have been eliminated.

  INTERIM FINANCIAL INFORMATION

    The financial information as of December 31, 1997 and for the six months ended December 31, 1996 and 1997 is unaudited but includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.

  ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of certain financial instruments, including cash, receivables, accounts payable, and other accrued liabilities, approximate the amounts recorded in the balance sheet because of the relatively short-term maturities of these financial instruments. The fair value of bank, insurance company and other long-term financing at June 30, 1997 approximate the amounts recorded in the balance sheet based on information available to the Company with respect to current interest rates and terms for similar debt instruments. It is not practicable to estimate the fair value of the redeemable preferred stock because it is not traded in the open market and hence its value is not readily determinable.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers cash equivalents to include all short-term investments with an original maturity of three months or less.

  RECEIVABLES

    Substantially all accounts receivable are due from major wineries and wine distributors located principally in California. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade and other receivables at June 30, 1996 and 1997 and December 31, 1997 are net of an allowance for doubtful accounts of $180,000, $100,000 and $151,000, respectively.

  INVENTORIES

    The Company changed its method of costing wine inventories effective July 1, 1995 from the first-in, first-out ("FIFO") method, to the last-in, first-out ("LIFO") method. The Company also changed to the LIFO method for brandy inventory effective July 1, 1996. Management believes that the LIFO method matches current costs with current revenues and more clearly reflects the Company's results of operations. Inventories at June 30, 1996 and 1997 and December 31, 1997 would have been higher by $135,525, $1,694,299 (including $519,997 for brandy inventories) and $2,002,320 (including $747,115 for brandy inventories), respectively, had the Company used FIFO cost rather than LIFO cost for valuation of its inventories. The cumulative effect of these changes to the LIFO method on the operating results as of the beginning of 1996 and 1997 and the pro forma effects on the operating results of prior years have not been presented as the effects are not readily determinable. Juice is stated at the lower of average cost or net realizable value. Inventories of supplies are stated at the lower of FIFO cost or market. Costs associated with the current year's unharvested grape crop are deferred and recognized in the subsequent year when the grapes are harvested. Wine inventories are classified as current assets in accordance with recognized trade practice although some products will not be sold in the following year.

  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated lives of the related assets, as follows:

Land Improvements...................................        30 years
Vineyards...........................................        20 years
Buildings...........................................   7 to 48 years
Cooperage...........................................  10 to 30 years
Equipment...........................................   7 to 20 years

    Costs incurred in developing vineyards are capitalized until the vineyards become commercially productive. Maintenance and repairs are charged to operating costs as incurred. The cost of betterments is capitalized. Gains or losses on the disposition of assets are included in income. Amortization of assets held under capital leases is included in depreciation expense.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In the year ended June 30, 1997, the Company adopted Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard requires impairment losses to be recorded on long-lived assets and certain intangible assets when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Adoption of this standard had no impact on the Company's financial statements.

  DEFERRED FINANCING COSTS

    Financing costs incurred to obtain new financing are deferred and amortized over the term of the related loan. At June 30, 1996 and 1997 and December 31, 1997, such costs were $603,758, $546,186 and $475,126, respectively, which were net of accumulated amortization of $171,704, $316,138 and $403,499, respectively.

  REVENUE RECOGNITION

    Sales of bulk wine and juice are recognized at the time the wine or juice specifications of the purchase contract are met and the product has been accepted by the buyer. In certain cases the contract requirements may specify that the Company store such wine or juice after it has been sold and may require the buyer to pay a storage fee. Sales of wine grapes and cased goods are recognized at the time of delivery to the customer. Wine processing and storage fees are recognized as those services are provided.

  MAJOR CUSTOMERS

    Wine grape sales are primarily to one customer that accounted for approximately 24% of revenues in the period July 1, 1994 to April 26, 1995 (Predecessor), approximately 15% and 17% of revenues in the years ended June 30, 1996 and 1997, respectively, and approximately 21% of revenues in each of the six months ended December 31, 1996 and 1997, respectively. A significant portion of the Company's wine grape sales contracts with this customer expires in 1998 such that revenues from sales of wine grapes to such customer after 1998 will not be significant. The Company plans to use the remaining wine grape tonnage for the production of bulk wine or cased goods.

    The Company's brandy sales are primarily to one customer. Such sales, together with bulk wine and case goods sales to such customer, accounted for approximately 19% and 16% of revenues in the years ended June 30, 1996 and 1997, respectively, and approximately 16% of revenues in each of the six months ended December 31, 1996 and 1997, respectively.

  INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), and provides deferred income taxes for the differences between the tax bases of assets and liabilities and their related financial statement amounts using current income tax rates.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and recognizes compensation expense for certain stock-based awards granted to employees as required by APB 25. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), became effective in fiscal year 1997 and requires disclosure of certain pro forma information as if the Company adopted the fair value method of accounting for stock-based compensation prescribed by FAS 123 (see Note 9).

  EARNINGS (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This Statement simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international EPS standards. FAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. In addition, entities with complex capital structures are required to provide disclosure of diluted EPS. Basic earnings (loss) per share is computed by dividing income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders adjusted for the effects of preferred stock dividends, interest on convertible debt, and other changes in income or loss resulting from the presumed conversion of potential common shares, if any, by the weighted average common shares outstanding during the period plus potential common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Basic and fully diluted earnings per share ("EPS") are determined as follows:

                                                                           SUCCESSOR
                                                 --------------------------------------------------------------
                                                  APRIL 27,                                 SIX MONTHS ENDED
                                                   1995 TO       YEAR ENDED JUNE 30,          DECEMBER 31,
                                                   JUNE 30,    ------------------------  ----------------------
                                                     1995         1996         1997         1996        1997
                                                 ------------  -----------  -----------  ----------  ----------
                                                                                              (UNAUDITED)
BASIC EPS COMPUTATION
Numerator:
  Net income (loss)............................   $(1,783,745) $ 1,923,551  $ 6,170,184  $7,071,408  $4,897,425
  Less Redeemable preferred stock dividends....       --        (1,289,962)  (1,314,218)   (678,597)   (635,621)
                                                 ------------  -----------  -----------  ----------  ----------
  Income (loss) available to common
    stockholders...............................   $(1,783,745) $   633,589  $ 4,855,966  $6,392,811  $4,261,804
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------
Denominator:
  Weighted average common shares...............    6,855,829     6,855,829    6,860,237   6,858,767   6,861,705
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------
Basic EPS......................................   $     (.26)  $       .09  $       .71  $      .93  $      .62
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------
DILUTED EPS COMPUTATION
Numerator:
  Income available to common stockholders......   $(1,783,745) $   633,589  $ 4,855,966  $6,392,811  $4,261,804
  Add: Junior Preferred Stock dividends........       --           --           --           78,597      35,621
                                                 ------------  -----------  -----------  ----------  ----------
  Income available to common stockholders and
    assumed conversions........................   $(1,783,745) $   633,589  $ 4,855,966  $6,471,408  $4,297,425
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------
Denominator:
  Weighted average common shares outstanding...    6,855,829     6,855,829    6,860,237   6,858,767   6,861,705
  Junior Preferred Stock.......................       --           --           --          277,330     130,349
  Stock options................................       --           --           --           --         326,227
                                                 ------------  -----------  -----------  ----------  ----------
  Adjusted weighted average common shares......    6,855,829     6,855,829    6,860,237   7,136,097   7,318,281
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------
Diluted EPS....................................   $     (.26)  $       .09  $       .71  $      .91  $      .59
                                                 ------------  -----------  -----------  ----------  ----------
                                                 ------------  -----------  -----------  ----------  ----------

    Options to purchase 800,934 shares of common stock at various prices per share were outstanding at June 30, 1997, but were not included in diluted EPS computations because the exercise prices were greater than the estimated fair values of the common shares for the period then ended.

    EPS for the period July 1, 1994 to April 26, 1995 (Predecessor) has not been presented as it is not considered meaningful in light of the significant changes in capital structure resulting from the Company's acquisition of GSV. All share and per share amounts related to the EPS computations have been adjusted retroactively to give the effect of the stock split described in Note 15.

  NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (the "Board') adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources. In June 1997, the Board also adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise or Related Information," which

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows; however, the Company is assessing the impact of such statements on the disclosures made in the notes to its consolidated financial statements. These statements are effective for the Company's fiscal year beginning July 1, 1998.

3. ACQUISITION

    On April 27, 1995, pursuant to a stock purchase agreement, the Company purchased substantially all of the outstanding common and preferred stock of GSV for cash consideration of $20,852,119. In addition, 523,980 shares of junior exchangeable preferred stock (value of $2,024,502) were issued in connection with this acquisition. The total value of the purchase transaction, including transaction costs of $1,763,258, was $24,639,879.

    The Company financed the purchase of GSV stock by issuing a combination of debt and equity securities as follows:

    - 100,000 shares of Senior Redeemable Exchangeable Preferred Stock (value, $7,929,605)

    - 1,200,829 shares of Class E common stock (value, $2,070,395)

    - 1,885,000 shares of Class A common stock (value, $3,250,000)

    - 3,770,000 shares of Class B common stock (value, $6,500,000)

    - 523,980 shares of 6% Junior Exchangeable Preferred Stock (value,
      $2,024,502)

    - $35,000,000 Senior Secured First Mortgage Notes

    - $8,000,000 revolving bank line of credit

    Proceeds from the Senior Secured First Mortgage Notes and the revolving bank line of credit were used to pay off existing GSV debt and certain transaction costs.

    The acquisition of GSV has been accounted for under the purchase accounting method whereby the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of estimated fair value of the net assets acquired over the purchase price (approximately $11,517,000) was used to reduce the valuation assigned to property, plant and equipment. Application of purchase accounting resulted in a net increase in the recorded amount of net assets acquired of approximately $7,826,000 at the acquisition date.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

4.  INVENTORIES

    Inventories consist of the following:

                                              JUNE 30, 1996   JUNE 30, 1997
                                              --------------  --------------   DECEMBER 31,
                                                                                   1997
                                                                              --------------
                                                                               (UNAUDITED)
Bulk wine...................................  $    7,069,599  $   12,033,151  $   24,422,711
Cased and bottled wine......................       1,333,063         964,418       1,613,126
Brandy......................................       1,324,502       1,198,129       1,203,549
Juice, supplies and other...................       1,336,385       2,849,394       2,715,170
Unharvested crop costs......................       7,255,429       6,378,916       1,877,590
                                              --------------  --------------  --------------
  Total.....................................  $   18,318,978  $   23,424,008  $   31,832,146
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

5.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                              JUNE 30, 1996   JUNE 30, 1997
                                              --------------  --------------   DECEMBER 31,
                                                                                   1997
                                                                              --------------
                                                                               (UNAUDITED)
Land and improvements.......................  $   10,467,504  $   11,657,660  $   12,380,753
Vineyards...................................      25,813,207      26,167,912      26,167,912
Buildings...................................       6,511,391      10,008,507      11,024,707
Cooperage...................................      11,227,413      14,188,452      14,853,039
Equipment...................................       9,674,693      11,840,733      14,514,271
Construction in progress....................       1,306,011       3,778,531       2,655,821
                                              --------------  --------------  --------------
  Total.....................................      65,000,219      77,641,795      81,596,503
Less accumulated depreciation and
  amortization..............................       3,719,481       7,448,581       9,543,661
                                              --------------  --------------  --------------
Property, plant and equipment--net..........  $   61,280,738  $   70,193,214  $   72,052,842
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

    In December 1996, the Company purchased a wine processing facility, including land, buildings, improvements, equipment and related personal property, located near Soledad, California, for total consideration of approximately $4,500,000. The Company financed approximately $3,800,000 and $500,000 in two new debt agreements with a bank and the previous owner, respectively.

    In May 1997, the Company purchased a wine warehouse located near the Company's Napa processing facility. The purchase price approximated $2,200,000 which included land, building, improvements and personal property. In connection with this acquisition, GSV assumed two existing notes of $1,994,000 and $62,000.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

6.  BANK LINE OF CREDIT AND LONG-TERM DEBT

    The Company has a revolving bank line of credit which provides for loans of up to $22,500,000 with variable interest based on interest rate options elected by the Company (8.85% and 7.46% at June 30, 1996 and 1997, respectively). Borrowings on the line were $9,000,000, $12,800,000 and $18,600,000 (unaudited) at June 30, 1996 and 1997 and December 31, 1997, respectively. Unused availability under the line of credit was $9,700,000 at June 30, 1997. The agreement expires in March 1998, at which time management anticipates a renewal of the line under substantially similar terms (see Note 15).

    Long-term debt as of June 30, 1996 and 1997 is as follows:

                                                                                        1996            1997
                                                                                   --------------  --------------
Insurance company Senior Secured First Mortgage Notes, principal and interest
  (9.69% through April 2000 and at 2.75% above the short-term U.S. Treasury Note rate thereafter) payable $370,000 monthly, balance of $18,845,000 due April 1,
  2005...........................................................................  $   34,192,371  $   33,020,446
Bank term loan at variable market interest rate options elected by the Company
  (7.84% at June 30, 1997), interest payable monthly, annual principal payments of $325,000 in 1996 and 1997 and $413,000 thereafter, balance of $2,984,000 due
  on March 5, 2005...............................................................       4,550,000       5,875,000
Bank term loan at variable interest rate options elected by the Company (7.84% at
  June 30, 1997), interest payable monthly, annual principal payments of
  $560,000, balance of $1,680,000 due on March 5, 2005...........................        --             5,600,000
Insurance company note payable, interest at 11.6% payable annually, annual
  principal payments of $200,000, balance of $1,724,000 due on October 1, 2002...       2,724,156       2,724,156
Bank term loan, interest payable monthly at 8%, principal and interest payable
  $19,790 monthly, balance of $1,926,000 due January 15, 2000....................        --             1,992,521
Unsecured loan due to related party, non-interest bearing, discounted (at 10%) to
  present value, payable based on excess cash flows (as defined).................         847,929         828,750
Note payable, interest at 10%, payable semi-annually, principal due May 5,
  2000...........................................................................         500,000         500,000
Note payable, interest at 8% payable annually, principal due December 20, 1998...        --               500,000
Bank term loan, paid in 1997.....................................................       1,350,000        --
Capital lease obligations and other loans, interest principally at 8%............         845,924       1,513,702
                                                                                   --------------  --------------
  Total..........................................................................      45,010,380      52,554,575
Less current portion.............................................................      (2,036,976)     (2,773,984)
                                                                                   --------------  --------------
Long-term portion................................................................  $   42,973,404  $   49,780,591
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

6.  BANK LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)
    Substantially all of the Company's assets are pledged as collateral for revolving bank loans and long-term debt. The insurance company loan agreement, as amended, and bank credit agreements include various financial covenants which, among other things, require that the Company maintain certain specified financial ratios and restrict the amount of capital expenditures, additional indebtedness and certain investments. Further, dividends may not be declared and paid without prior approval. The Company was not in compliance with the capital expenditures limitations of its bank credit agreements as of June 30, 1997, but a waiver dated November 21, 1997 was subsequently obtained.

    Under the terms of the insurance company Securities Purchase Agreement (the "Agreement") dated April 21, 1995, the Company may, at its option, prepay the outstanding Senior Secured First Mortgage Notes (the "Notes") in whole or in part, after April 1, 1998 at a price equal to the aggregate principal amount of the Notes being redeemed plus accrued interest thereon to the date of redemption, plus a premium equal to the net present value of the excess of the originally scheduled principal and related interest payments through the original maturity date over the corresponding payments that would have been made using the U.S. Treasury Notes rate (or the U.S. Treasury Note rate plus .75% if redemption occurs after April 21, 2000), discounted at the U.S. Treasury Note rate plus .75%. Prepayment of all outstanding Notes and accrued interest thereon is required on the occurrence of certain events, as defined in the Agreement.

    Scheduled annual maturities of long-term debt as of June 30, 1997 are as follows:

1998..................................................  $ 2,773,984
1999..................................................    3,358,998
2000..................................................    3,530,594
2001..................................................    3,021,096
2002..................................................    3,164,564
Thereafter............................................   36,705,339
                                                        -----------
  Total...............................................  $52,554,575
                                                        -----------
                                                        -----------

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS

                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

7.  INCOME TAXES

    The components of income tax expense are as follows:

                                                                  SUCCESSOR
                                 PREDECESSOR    ---------------------------------------------
                               ---------------   APRIL 27, 1995       YEAR ENDED JUNE 30,
                               JULY 1, 1994 TO         TO         ---------------------------
                               APRIL 26, 1995    JUNE 30, 1995        1996          1997
                               ---------------  ----------------  ------------  -------------
Current:
  Federal....................    $   --           $    --         $    113,736  $   3,114,991
  State......................        --                --              296,788        862,690
                               ---------------  ----------------  ------------  -------------
                                     --                --              410,524      3,977,681
Deferred:
  Federal....................        --                --              347,074        126,599
  State......................        --                --             (174,598)      (116,280)
                               ---------------  ----------------  ------------  -------------
                                     --                --              172,476         10,319
                               ---------------  ----------------  ------------  -------------
                                 $   --           $    --         $    583,000  $   3,988,000
                               ---------------  ----------------  ------------  -------------
                               ---------------  ----------------  ------------  -------------

    The Company's income tax provision differs from the amount determined by applying the statutory federal income tax rate, due to the following:

                                                                   SUCCESSOR
                                   PREDECESSOR    -------------------------------------------
                                 ---------------   APRIL 27, 1995      YEAR ENDED JUNE 30,
                                 JULY 1, 1994 TO         TO         -------------------------
                                 APRIL 26, 1995    JUNE 30, 1995        1996         1997
                                 ---------------  ----------------  ------------  -----------
Federal statutory tax (benefit)
  rate.........................        35.00 %         (35.00)%          35.00%       35.00%
Permanent items................         0.43           (39.65)             .78          .29
State income taxes, net of
  federal......................        --                --               3.22         4.85
Rate differential..............        (1.00)            1.00            (1.00)       (1.00)
Change in valuation
  allowance....................       (32.29)           75.01             8.62        --
Purchase accounting............        --                --             (19.79)       --
Other..........................        (2.14)           (1.36)           (3.57)         .12
                                     -------          -------       ------------  -----------
                                       --    %           --   %          23.26%       39.26%
                                     -------          -------       ------------  -----------
                                     -------          -------       ------------  -----------

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

    Deferred income taxes at June 30, 1996 and 1997 consist of the following:

                                                                                         1996            1997
                                                                                    --------------  --------------
Current assets (liabilities):.....................................................
  Inventory costing...............................................................  $     (418,570) $     (373,872)
  State franchise taxes...........................................................          84,122         270,579
  Compensation and benefits.......................................................         173,200          61,263
  Capitalized interest............................................................         160,207         128,852
  Other...........................................................................         152,785         132,332
                                                                                    --------------  --------------
    Total.........................................................................  $      151,744  $      219,154
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Long-term assets (liabilities):
  Purchase accounting.............................................................  $   (5,033,711) $   (4,885,216)
  Accelerated depreciation........................................................      (5,770,169)     (5,949,469)
  Operating loss carryforwards....................................................       5,162,329       4,651,121
  Tax credit carryforwards........................................................         572,274         450,246
  Compensation and benefits.......................................................         281,712         861,286
  Other...........................................................................          69,562          76,158
  Valuation allowance.............................................................      (2,173,006)     (2,172,863)
                                                                                    --------------  --------------
    Total.........................................................................  $   (6,891,009) $   (6,968,737)
                                                                                    --------------  --------------
                                                                                    --------------  --------------

    The Company's tax returns for years 1992 through 1997 have not been examined by the taxing authorities. In the opinion of management, adequate accruals have been made for taxes due in those years. A valuation allowance has been provided for the tax benefits of operating loss and tax credit carryforwards which may not be realizable.

    As of June 30, 1997, the Company has federal operating loss carryforwards which expire as follows:

2002..................................................  $ 4,498,000
2003..................................................    3,623,000
2004..................................................    3,214,000
2005..................................................      321,000
2010..................................................    2,024,000
                                                        -----------
  Total...............................................  $13,680,000
                                                        -----------
                                                        -----------

    Use of these operating loss carryforwards in any one year is limited to approximately $1,400,000 and may be subject to further reduction if there are changes in the ownership of the Company or equity shifts, as set forth in the Internal Revenue Code.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

8.  REDEEMABLE PREFERRED STOCK

    The Company's redeemable preferred stock as of June 30, 1997 is as follows:

                                                                                 AUTHORIZED    ISSUED    OUTSTANDING
                                                                     PAR VALUE     SHARES      SHARES       SHARES
                                                                    -----------  -----------  ---------  ------------
8% Junior Preferred Stock.........................................   $     .01      200,000     178,105      178,105
12% Senior Preferred Stock........................................   $     .01      100,000     100,000      100,000

    The Junior Preferred shares have no voting rights, have liquidation preferences to all classes of the Company's common stock, and are entitled to cumulative dividends at the rate of 8% per year, payable semi-annually. Effective October 1, 1996, the rate was increased to 8% from 6%. Shares remaining at June 30, 1997 that were issued in connection with the Company's acquisition of GSV are exchangeable at any time into 130,349 shares of Class B common stock. The Junior Preferred Stock is subject to mandatory redemption of 89,052 and 89,053 shares on December 31, 2001 and 2002, respectively, or earlier if a change in control of the Company occurs. On October 10, 1996, 345,875 shares were redeemed for $1,729,375 ($5 per share). At June 30, 1996, June 30, 1997 and December 31, 1997, the balance outstanding, less unamortized discounts, was $2,006,831, $697,721 and $714,401, respectively.

    In the event of liquidation, dissolution or winding up of the Company, Junior Preferred stockholders shall be entitled to receive out of the assets of the Company an amount in cash equal to $5 per share plus accrued but unpaid dividends.

    The Senior Preferred shares have no voting rights, have liquidation preferences to other shareholders, are subject to mandatory redemption beginning in 2005 and are entitled to cumulative dividends at the rate of 12% payable semiannually. Under certain circumstances, the Senior Preferred Stock is redeemable, at a premium, beginning in 2000. The carrying value of the Senior Preferred Stock is being increased ratably to its redemption value of $10,000,000. The shares are also exchangeable at any time, at the Company's option, into 13.2% notes due 2007. At June 30, 1996, June 30, 1997 and December 31, 1997, the balance outstanding, less unamortized discounts, was $8,027,156, $8,115,694 and $8,165,527, respectively.

    In the event of liquidation, dissolution or winding up of the Company, Senior Preferred stockholders shall be entitled to receive out of the assets of the Company, before Junior Preferred stockholders, the amount of dividends accrued and unpaid thereon to the date of final distribution to such holders, whether or not declared to the date of such final distribution, $100 per share plus a premium.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

9.  SHAREHOLDERS' EQUITY

  COMMON STOCK

    The Company's authorized capital stock is as follows at June 30, 1997:

                                                                          AUTHORIZED
                                                              PAR VALUE     SHARES
                                                             -----------  -----------
Class B....................................................   $    .003     7,250,000
Class E....................................................   $    .003     2,900,000
Class K....................................................   $    .003     1,450,000

    Changes in the Company's common stock outstanding during the period April 27, 1995 to June 30, 1995 and the years ended June 30, 1997 are as follows:

                                                A             B            E           K
                                           ------------  -----------  -----------  ---------
Shares outstanding, April 27, 1995.......     1,885,000    3,770,000    1,200,829     --
Shares outstanding, June 30, 1995........     1,885,000    3,770,000    1,200,829     --
Shares outstanding, June 30, 1996........     1,885,000    3,770,000    1,200,829     --
Issuance of stock........................       --         2,776,170      --          99,862
Repurchase of stock......................    (1,885,000)    (985,156)     --          --
                                           ------------  -----------  -----------  ---------
Shares outstanding, June 30, 1997........       --         5,561,014    1,200,829     99,862
                                           ------------  -----------  -----------  ---------
                                           ------------  -----------  -----------  ---------

    Class E and K common stock have no voting rights, except that effective April 21, 2000, the Class E common stockholders will be entitled to vote. Upon dissolution, liquidation or winding up of the Company, and subject to the liquidation preferences of the senior and junior preferred stock, liquidation proceeds will be divided equally among the Class B, E, and K shareholders.

  INCENTIVE STOCK AND STOCK OPTION PLANS

    An incentive stock plan (terminated in 1996) provided for grants of stock appreciation rights ("SARs") to officers, directors and certain key employees. The SARs entitle the holder to receive cash payments equal to the excess of the fair market value of the rights over the base price for such rights. SARs outstanding as of June 30, 1997 have an unlimited term and generally become exercisable over a two year period. Compensation expense recognized pursuant to the Company's incentive stock plans was $650,606 and $1,338,506 for the years ended June 30, 1996 and 1997, respectively, and $593,172 and $6,300,000 for the six months ended December 31, 1996 and 1997, respectively. In connection with a prior GSV stock appreciation rights agreement, the president of GSV (and the Company) was paid $1,162,384 at the time of GSV's acquisition. The Company's 1996 Stock Option Plan covers 893,925 shares of authorized but unissued Class B common stock. The Plan provides for the grant of incentive and nonstatutory stock options to officers, key employees and others, at prices not less than fair value.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

9.  SHAREHOLDERS' EQUITY (CONTINUED)
Options granted generally become exercisable 25% annually and expire after 10 years. A summary of SAR and stock option activity is as follows:

                                            NUMBER OF             WEIGHTED AVERAGE
                                              STOCK                EXERCISE PRICE
                                             OPTIONS     SARS     PER RIGHT/OPTION
                                            ---------  ---------  -----------------
Outstanding at April 27, 1995.............     --         --
  Granted.................................     --        649,348      $    1.34
                                            ---------  ---------
Outstanding at June 30, 1995..............     --        649,348      $    1.34
  Granted.................................     --        145,000      $    2.59
                                            ---------  ---------
Outstanding at June 30, 1996..............     --        794,348      $    1.57
  Granted.................................    800,934     --          $    4.79
                                            ---------  ---------
Outstanding at June 30, 1997..............    800,934    794,348      $    3.19
                                            ---------  ---------
                                            ---------  ---------
Exercisable at June 30, 1997                   --        794,348      $    1.57
                                            ---------  ---------
                                            ---------  ---------
Available for grant at June 30, 1997......     92,991     --
                                            ---------  ---------
                                            ---------  ---------

    The stock options outstanding at June 30, 1997 become exercisable 200,233 annually commencing in October 1997 at prices ranging from $3.62 to $6.03 per share and have a remaining term of nine years.

    FAS 123 requires the disclosure of pro forma net income amounts had the Company adopted the fair value method prescribed by that statement. Under FAS 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models require certain subjective assumptions which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 6.3 years and 5 years as of June 30,1997 and December 31, 1997, respectively; risk free interest rates, 5.9% and 6.0% as of June 30, 1997 and December 31, 1997, respectively; no expected volatility, and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Pro forma net income for the six months ended December 31,1997 would have been $48,300 less than net income as reported if the computed fair values of the stock option awards had been amortized to expense over the vesting period of the awards (no effect on net income for the year ended June 30, 1997). Pro forma earnings per share for the six months ended December 31, 1997 would have been as follows: basic--$.62 and fully diluted--$.58.

10.  RETIREMENT PLANS

    The Company's 401(k) plan provides retirement benefits to full-time employees that meet certain eligibility requirements, was established in 1996. Under the 401 (k) plan, employees may elect to have up to 15% of their annual eligible compensation, subject to certain limitations, deferred and deposited with a qualified trustee. The Company may elect to make an annual discretionary contribution to the Plan

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

10.  RETIREMENT PLANS (CONTINUED)
of up to 25% of each participant's eligible compensation, subject to certain limitations. Participants' voluntary contributions to the Plan vest immediately and Company contributions are 100% vested (20% per year after two years of service) after six years of continuous service. The Company also contributes to a winery workers' retirement plan which provides retirement benefits for union employees. Pension costs charged to operations were $75,118 for the period July 1, 1994 to April 26, 1995 (Predecessor) and $2,505 for the period April 27, 1995 to June 30, 1995 (Successor). Retirement plan costs charged to operations were $36,704 and $68,009 for the years ended June 30, 1996 and 1997, respectively.

11.  LEASES

    The Company leases cooperage and equipment under both capital and operating lease arrangements. Future minimum payments by year and in aggregate under such capital leases and noncancellable operating leases with terms of one year or more consist of the following at June 30, 1997:

                                                                       CAPITAL      OPERATING
                                                                       LEASES        LEASES
                                                                    -------------  -----------
1998..............................................................  $     344,952  $    55,752
1999..............................................................        277,074       66,903
2000..............................................................        291,547       66,903
2001..............................................................        110,450      144,680
2002..............................................................         68,736      --
Thereafter........................................................        143,201      --
                                                                    -------------  -----------
Total minimum lease payments......................................      1,235,960  $   334,238
                                                                                   -----------
                                                                                   -----------
Amount representing interest......................................        235,735
                                                                    -------------
Net present value of minimum lease payments.......................      1,000,225
Less current maturities...........................................        344,952
                                                                    -------------
                                                                    $     655,273
                                                                    -------------
                                                                    -------------

    The following is a summary of cost and accumulated amortization on capitalized cooperage and equipment leases:

                                                                             JUNE 30
                                                                    --------------------------
                                                                       1996          1997
                                                                    -----------  -------------
Cooperage.........................................................  $   317,624  $     678,785
Equipment.........................................................      210,301        598,924
Less accumulated amortization.....................................       59,958        151,731
                                                                    -----------  -------------
                                                                    $   467,967  $   1,125,978
                                                                    -----------  -------------
                                                                    -----------  -------------

    Rent expense totaled approximately $99,794 the period July 1, 1994 to April 26, 1995 (Predecessor), $40,461 the period April 27, 1995 to June 30, 1995 (Successor) and $381,107 and $667,616 the years ended June 30, 1996 and 1997, respectively.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

12.  COMMITMENTS AND CONTINGENCIES

  EMPLOYMENT AGREEMENT

    The Company has an employment agreement with its president which extends to March 31, 2000 and specifies that the president receive a fixed salary determined by the Board of Directors and an annual bonus based on the Company's earnings, as defined. The agreement extends automatically on a year-to-year basis thereafter unless terminated by either party (see Note 15).

  GRAPE PURCHASE COMMITMENTS

    The Company has certain grape purchase contracts with independent growers that generally extend through 1998. Prices to be paid for grapes fluctuate with prevailing market prices at the time of purchase. In certain cases, the Company has contracted with its customers to sell a portion of these grapes at prevailing market prices at the time of sale.

  EQUIPMENT AND COOPERAGE PURCHASE COMMITMENTS

    As of December 31, 1997, the Company has entered into contracts aggregating approximately $650,000 for the purchase of processing equipment and cooperage.

  CLAIMS

    The Company is a party to claims aggregating approximately $3,500,000 arising from alleged negligent performance of services. The Company and its legal counsel are in the preliminary stages of investigating the merits of such claims and the availability of insurance coverage, if needed. As of December 31, 1997, the Company has accrued, based on its preliminary investigation, an amount presently believed to be adequate to resolve these claims. Such amount is substantially less than the aggregate of the amounts claimed.

13.  RELATED PARTY TRANSACTIONS

    In May 1995, the Company purchased a 1,750 acre vineyard located in Kern County, California, from a company owned by the Company's president for $4,590,000. In connection with this acquisition, the Company assumed two existing promissory notes of $2,441,000 and $452,791 and executed a non-interest bearing promissory note for $1,700,000 (discounted at 10% to $774,523) payable to the seller.

    The Company paid approximately $2,400,000 to affiliates of certain stockholders during the year ended June 30, 1997 for investment banking and financial advisory services related to certain capital stock repurchases.

    During the period July 1, 1994 to April 26, 1995 and the years ended June 30, 1996 and 1997, the Company made grape purchases aggregating approximately $275,000, $400,000 and $1,400,000, respectively, from a vineyard partially owned by the Company's president.

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

14.  SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information is as follows:

                                    PREDECESSOR                    SUCCESSOR
                                   -------------  -------------------------------------------
                                   JULY 1, 1994     APRIL 27,         YEAR ENDED JUNE 30
                                   TO APRIL 28,   1995 TO JUNE   ----------------------------
                                       1995         30, 1995         1996           1997
                                   -------------  -------------  -------------  -------------
Interest paid....................  $   2,672,874  $     408,820  $   4,938,618  $   5,578,895
Income taxes paid................        166,109         40,441        388,250      3,206,000
Notes issued to acquire property,
  plant and equipment............       --            4,168,314       --            7,238,071
Property acquired under capital
  lease..........................       --             --              407,503        778,593
Conversion of warrants to
  preferred stock................        363,258       --             --             --

15.  SUBSEQUENT EVENTS

    On July 15, 1997, the Company granted options to an employee covering 8,700 shares of common stock. Such options, granted at a price of $4.79, are exercisable 25% annually beginning July 1998 and expire after ten years.

    Effective January 1, 1998, the Company's employment contract with its president was restructured to, among other things, extend the term of the contract to June 30, 2001 and replace the annual bonus based on the Company's earnings with a bonus to be determined by the Company's Board of Directors. In connection with such restructuring, the Company has accrued compensation expense of $2,500,000 payable to the president. Such amount is included in selling, general and administrative expenses for the six months ended December 31, 1997.

    Effective January 1, 1998, the Company and the holders of the 794,348 SARs then outstanding agreed to terminate such SARs in exchange for compensation in an amount equal to the SARs obligation at December 31, 1997 of $8,289,110 and fully vested non-qualified options to purchase 794,348 shares of the Company's common stock of $12.07 per share. Such holders received cash of approximately $5.4 million and 7.5% promissory notes aggregating approximately $5.4 million payable upon mutual agreement between the parties. Such cash received was utilized to exercise a total of 337,219 outstanding stock options.

    On April 21, 1998, the Company renewed its revolving bank line of credit. The renewal provides for borrowings up to $22,500,000 with variable interest rate options, at the Company's election. The line of credit agreement expires on March 5, 1999.

    On April 24, 1998, the Company adopted the 1998 Director Stock Option Plan (the "Plan"), which covers 348,000 shares of authorized but unissued Class K Common Stock. Under the terms of the Plan, options may be granted to non-employee members of the Company's Board of Directors at prices not less than fair market value (as defined), are fully vested after one year and expire after ten years. The Plan

                          GOLDEN STATE VINTNERS, INC.

          (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS
                 ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

15.  SUBSEQUENT EVENTS (CONTINUED)
provides for initial grants to non-employee directors of options to purchase an aggregate of 59,972 shares of common stock at $12.08 per share. The Plan also provides for annual grants of options to purchase an additional 10,005 shares of common stock on May 1 of each year commencing May 1, 1999 to each non-employee director who has remained in continuous service.

    On April 23, 1998, the Board of Directors approved, subject to stockholder approval, a stock split, which will result in each share of the Company's common stock being split into 2.9 shares of common stock. All common stock related data in the accompanying financial statements of the Company reflect the stock split for all periods presented.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Hambrecht & Quist LLC and J.P. Morgan Securities Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class B Common Stock set forth opposite its name below:

                                                                                 NUMBER OF
                                                                                 SHARES OF
                                                                              CLASS B COMMON
                                UNDERWRITER                                        STOCK
---------------------------------------------------------------------------  -----------------
Goldman, Sachs & Co........................................................
Hambrecht & Quist LLC......................................................
J.P. Morgan Securities Inc.................................................
                                                                             -----------------
  Total....................................................................        4,300,000
                                                                             -----------------
                                                                             -----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Class B Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Class B Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and certain Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 645,000 additional shares of Class B Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,300,000 shares of Class B Common Stock offered.

    The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class B Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class B Common Stock without the prior written consent of the representatives, except for the shares of Class B Common Stock offered in connection with the Offering.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class B Common Stock offered by them.

    Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company, the Selling Stockholders and the representatives. Among the factors considered in determining the initial public offering price of the Class B Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Application has been made to list the Class B Common Stock on the Nasdaq National Market under the symbol "VINT".

    In connection with the offering, the Underwriters may purchase and sell the shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicated short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares; and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company and the Selling Stockholders in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            -----------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   16
Use of Proceeds...........................................................   17
Dilution..................................................................   17
Dividend Policy...........................................................   18
Capitalization............................................................   19
Selected Consolidated Financial Data......................................   20
Supplemental Pro Forma Consolidated Statement of Operations Data..........   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   22
Business..................................................................   31
Management................................................................   44
Certain Relationships and Related Transactions............................   50
Principal and Selling Stockholders........................................   53
Shares Eligible for Future Sale...........................................   54
Description of Capital Stock..............................................   56
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   60
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

                            -----------------------

    THROUGH AND INCLUDING       , 1998 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS B COMMON STOCK IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,300,000 SHARES

                                  GOLDEN STATE
                                 VINTNERS, INC.

                              CLASS B COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              GOLDMAN, SACHS & CO.

                               HAMBRECHT & QUIST

                               J.P. MORGAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The amounts shown include expenses of the Selling Stockholders that are borne by the Registrant.

                                                                                  PAYABLE BY
                                                                                  REGISTRANT
                                                                                 -------------
SEC registration fee...........................................................  $      27,717
National Association of Securities Dealers, Inc. filing fee....................          9,856
Nasdaq Stock Market listing fee................................................         60,000
Blue Sky fees and expenses.....................................................          5,000
Accounting fees and expenses...................................................        500,000
Legal fees and expenses........................................................        400,000
Printing and engraving expenses................................................        200,000
Premium related to Director's and Officer's liability insurance................        350,000
Registrar and Transfer Agent's fees............................................         15,000
Miscellaneous fees and expenses................................................         32,427
                                                                                 -------------
    Total......................................................................  $   1,600,000
                                                                                 -------------
                                                                                 -------------

--------------

* to be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "Delaware Law") provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Second Amended and Restated Certificate of Incorporation, to be filed prior to the consummation of the offering, will provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware Law.

    In addition, prior to the consummation of the offering, the Registrant will enter into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation. These agreements, among other things, will indemnify the Registrant's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including but not limited to any action by or in the right of the Registrant, on account of services by that person as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Registrant. The Registrant has also purchased directors' and officers' liability insurance.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant and the Selling Stockholders, severally but not jointly, of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since April 1995, the Registrant has sold and issued the following unregistered securities, which amounts have been adjusted to reflect the 2.9-for-1 stock split to be consummated prior to the offering:

    In April 1995, the Registrant sold an aggregate of 1,885,000 shares of Class A Common Stock and 3,770,000 shares of Class B Common Stock to accredited investors, at a price per share of $1.72, for an aggregate consideration of $9,750,000.

    In April 1995, the Registrant issued an aggregate of 1,519,542 shares of Junior Preferred Stock with an aggregate face amount of $2,619,900 to accredited investors in partial consideration for such accredited investors' sale to the Registrant of shares of capital stock of Golden State Vintners.

    In April 1995, the Registrant sold 290,000 shares of Senior Preferred Stock to an accredited investor for an aggregate consideration of $1,000,000 and issued 1,200,829 shares of Class E Common Stock to such accredited investor in partial consideration for such accredited investor's purchase of senior secured first mortgage notes with an aggregate principal face amount of $35,000,000 from Golden State Vintners.

    In April 1995, the Registrant granted to an officer of the Registrant stock appreciation rights with respect to (i) 145,000 shares of Class A Common Stock at a base price of $.003 per stock appreciation right and (ii) 504,348 shares of Class A Common Stock, at a base price of $1.72 per stock appreciation. The holder did not pay cash consideration for these stock appreciation rights.

    In November 1995, the Registrant granted to an officer of the Registrant stock appreciation rights with respect to 145,000 shares of Class B Common Stock at a base price of $2.59 per stock appreciation right. The holder did not pay cash consideration for these stock appreciation rights.

    In October 1996, the Registrant sold an aggregate of 2,776,170 shares of Class B Common Stock to accredited investors, at a price of $2.50 per share, for an aggregate consideration of $6,949,998.

    In November 1996, the Registrant sold an aggregate of 99,862 shares of Class K Common Stock to accredited investors, at a price of $2.50 per share, for an aggregate consideration of $250,000.

    In December 1996, the Registrant granted to an officer of the Registrant options to purchase 670,434 shares of Class A Common Stock under its 1996 Stock Option Plan. The options are exercisable for up to 167,608 shares at a price of $3.62 per share, up to an additional 167,609 shares at a price of $4.31 per share, up to an additional 167,608 shares at a price of $5.17 per share, and up to an additional 167,609 shares at a price of $6.03 per share. The optionee did not pay cash consideration for these options.

    Effective as of December 31, 1997, the Registrant terminated all outstanding stock appreciation rights with respect to the Company's Common Stock. In exchange for such rights, the Company granted to such holders options to purchase an aggregate of 794,348 shares of the Registrant's Class B Common Stock and an amount of cash equal to the difference between the base price of each stock appreciation right and the fair market value of the Registrant's Common Stock on December 31, 1997. The options were fully-vested on the date of grant and are exercisable at a price of $12.07 per share.

    In January 1998, the Registrant granted to several officers and a consultant of the Registrant options to purchase an aggregate of 147,900 shares of Class B Common Stock under its 1996 Stock Option Plan. The options are exercisable at a price of $4.79 per share. The optionees did not pay cash consideration for these options.

    In April 1998, in connection with the exercise of options by two executive officers, the Registrant issued 307,600 shares of Class A Common Stock and issued 29,619 shares of Class B Common Stock. Each officer paid cash in connection with the exercise of these options.

    Immediately prior to the Offering, all outstanding shares of Class B Common Stock, will be converted into shares of Class A Common Stock and all outstanding shares of Class E Common Stock and Class K Common Stock were converted into shares of the Company's newly-created Class B Common Stock.

    The sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof, as transactions not involving a public offering, or, with respect to stock appreciation rights and options issued to officers, in reliance upon the exemption from registration provided by Rule 701 of the Commission. The purchasers in such private offerings represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant. No underwriter was employed with respect to any such sales.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (A) EXHIBITS

    The following Exhibits are attached hereto and incorporated herein by reference.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement.

  2.1 Stock Purchase Agreement dated as of April 27, 1995 by and among the Registrant, Golden State Vintners and certain shareholders of Golden State
       Vintners.

  2.2  Preferred Stock Exchange Agreement dated as of April 27, 1995 among the
       Registrant and the parties signatory thereto.

  2.3 Agreement for Purchase and Sale of Reedley Facility dated March 15, 1995 between the Registrant and Heublein, Inc.

  2.4  Vineyard Purchase Agreement dated May 16, 1995 between the Registrant and
       The Grape Group, Inc.

  2.5 Asset Purchase Agreement of Soledad Facility dated September 4, 1996 between the Registrant and Vintners International Company, Inc., as amended.

  2.6  Common Stock Subscription Agreement dated as of April 27, 1995 among the
       Registrant and each of the signatories thereto.

  2.7  Purchase Agreement dated as of March 10, 1997 among the Registrant,
       William D. Reid and Johnye B. Reid.

  3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended.

  3.2* Form of Second Amended and Restated Certificate of Incorporation of the
       Registrant.

  3.3  Bylaws of the Registrant.

  3.4 Certificate of Designations of the 12% Senior Redeemable Preferred Stock of the Registrant, as amended and currently in effect.

  3.5  Certificate of Powers, Designations, Preferences and Relative,
       Participating, Optional and Other Special Rights of Junior Exchangeable
       Preferred Stock and Qualifications, Limitations and Restrictions Thereof of the Registrant, as amended and currently in effect.

  4.1* Form of Common Stock Certificate of the Registrant.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
  4.2  Registration Rights Agreement dated as of April 27, 1995 by and among the
       Registrant and certain holders of the Registrant's Common Stock.

  4.3  Registration Rights Agreement dated October 10, 1996 by and among the
       Registrant and certain holders of the Registrant's Common Stock.

  4.4 Amended and Restated Stockholders Agreement dated as of October 10, 1996 by and among the Registrant and certain holders of the Registrant's capital stock.

  5.1* Legal opinion of Riordan & McKinzie.

 10.1  1996 Stock Option Plan ("1996 Stock Plan") of the Registrant.

 10.2  Form of Incentive Stock Option Agreement under the 1996 Stock Plan.

 10.3  Form of Nonqualified Stock Option Agreement under the 1996 Stock Plan.

 10.4 Form of Indemnity Agreement between the Registrant and its officers and directors.

 10.5  Employment Agreement dated as of April 27, 1995 between the Registrant and
       Jeffrey B. O'Neill.

 10.6  Securities Purchase Agreement dated April 21, 1995 among the Registrant,
       Golden State Vintners and John Hancock Mutual Life Insurance Company
       ("John Hancock"), as amended.

 10.7 First Mortgage Note Due April 1, 2005 issued by Golden State Vintners in favor of John Hancock in the principal amount of $35,000,000.00.

 10.8  Continuing Corporate Guaranty dated April 27, 1995 entered into by the
       Registrant in favor of John Hancock.

 10.9  Security Agreement dated as of April 21, 1995 entered into by Golden State
       Vintners in favor of John Hancock.

 10.10 Intercreditor Agreement dated as of April 21, 1995 among Golden State
       Vintners, John Hancock and Sanwa Bank California ("Sanwa"), as amended.

 10.11* Demand Promissory Note dated April 27, 1995 issued by the Registrant in favor of Golden State Vintners in the principal amount of $1,300,000.00.

 10.12 Intentionally omitted.

 10.13 Accounts Receivable Credit Agreement dated as of April 21, 1998 between
       Sanwa and the Registrant.

 10.14* Continuing Guaranty dated as of April 21, 1998 between the Registrant and
       Sanwa.

 10.15 Term Loan Agreement dated as of May 1, 1995 between the Registrant and
       Sanwa, as amended.

 10.16 Term Loan Agreement dated as of December 18, 1996 between the Registrant and Sanwa, as amended.

 10.17 Sublease and Consent among the Registrant, Richard C. McKenzie and 100 Sir
       Francis Drake Boulevard, Inc.

 10.18 Promissory Note dated May 5, 1995 between the Registrant and Heublein,
       Inc.

 10.19 Securities Purchase Agreement dated as of August 22, 1996 among the
       Registrant and the parties signatory thereto.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
 10.20 Stock Purchase Agreement dated as of October 10, 1996 among the
       Registrant, SBIC Partners, L.P. and Jeffrey B. O'Neill, together with
       Supplemental Signature Page thereto dated November 26, 1996 executed by
       R&M Partners/GSV, G.P., Victor Palmieri and Peter Mullin.

 10.21 Letter Agreement dated October 9, 1996 between the Registrant and Exeter
       Venture Management Corporation.

 10.22 Management Agreement dated May 31, 1997 between the Registrant and Forrest
       Binkley & Brown Partners L.P.

 10.23 1998 Director Stock Option Plan (the "Director Plan").

 10.24 Stock Option Agreement dated as of December 31, 1997 between the
       Registrant and Jeffrey B. O'Neill.

 10.25 Stock Option Agreement dated as of December 31, 1997 between the
       Registrant and Brian R. Thompson.

 10.26 Employment Agreement dated as of January 1, 1998 between the Registrant and Jeffrey B. O'Neil.

 10.27 Promissory Note issued by the Registrant in favor of Cottonwood Vineyard in the principal amount of $452,791.17.

 10.28 Promissory Note issued by the Registrant in favor of Vintners
       International Company, Inc.

 10.29* Form of Stock Option Agreement under the Director Plan.

 10.30 Promissory Note dated September 30, 1986 between the Registrant, as assignee of original maker, The Grape Group and The Prudential Insurance
       Company of America.

 10.31 Loan Note dated January 17, 1990 between the Registrant, as assignee of original makers, William E. Reid and Johnye B. Reid, and Sumitomo Bank of
       California.

 10.32 Promissory Note dated June 15, 1995 between the Registrant , as assignee of original makers, William E. Reid and Johnye B. Reid,and Sumitomo Bank of California.

 21.1  Subsidiaries of the Registrant.

 23.1  Consent of Deloitte & Touche LLP Independent Auditors.

 23.2* Consent of Riordan & McKinzie (included in Exhibit 5.1).

 24.1  Power of Attorney (included on page II-7 of this Registration Statement).

 27.1  Financial Data Schedule.

--------------

* To be filed by amendment.

        (b) Financial Statement Schedules

SCHEDULE

  SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

    Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenbrae, State of California, on the 30th day of April, 1998.

                                GOLDEN STATE VINTNERS, INC.

                                By:            /s/ JEFFREY B. O'NEILL
                                     -----------------------------------------
                                                 Jeffrey B. O'Neill
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey B. O'Neill, Jeffrey J. Brown and Brian R. Thompson, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chief Executive Officer,
    /s/ JEFFREY B. O'NEILL        President (Principal
------------------------------    Executive Officer) and      April 30, 1998
      Jeffrey B. O'Neill          Director

                                Chief Financial Officer
    /s/ BRIAN R. THOMPSON         and Secretary (Principal
------------------------------    Financial Officer and       April 30, 1998
      Brian R. Thompson           Accounting Officer)

     /s/ JEFFREY J. BROWN       Chairman of the Board,
------------------------------    Assistant Secretary and     April 30, 1998
       Jeffrey J. Brown           Director

   /s/ NICHOLAS B. BINKLEY
------------------------------  Director                      April 30, 1998
     Nicholas B. Binkley

    /s/ DOUGLAS R. WOLTER
------------------------------  Director                      April 30, 1998
      Douglas R. Wolter

       /s/ KEITH R. FOX
------------------------------  Director                      April 30, 1998
         Keith R. Fox

     /s/ W. SCOTT HEDRICK
------------------------------  Director                      April 30, 1998
       W. Scott Hedrick

     /s/ PETER W. MULLIN
------------------------------  Director                      April 30, 1998
       Peter W. Mullin

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                                CHARGED TO
                                                               BALANCE AT        COSTS AND                   BALANCE AT END
                                                            BEGINNING OF YEAR    EXPENSES      DEDUCTIONS        OF YEAR
                                                            -----------------  -------------  -------------  ---------------
Predecessor:
Period from July 1, 1994 to April 26, 1995:
  Allowance for uncollectible accounts....................      $      80        $  --          $  --           $      80
Successor:

Period from April 27, 1995 to June 30, 1995:
  Allowance for uncollectible accounts....................             80           --             --                  80

Year ended June 30, 1996:
  Allowance for uncollectible accounts....................             80              166            (66)            180

Year ended June 30, 1997:
  Allowance for uncollectible accounts....................            180               43           (123)            100

                                 EXHIBIT INDEX

                                                                                                        SEQUENTIALLY
 EXHIBIT                                                                                                  NUMBERED
  NUMBER                                    DESCRIPTION OF DOCUMENT                                         PAGE
----------  ----------------------------------------------------------------------------------------  -----------------
      1.1*  Form of Underwriting Agreement.
      2.1   Stock Purchase Agreement dated as of April 27, 1995 by and among the Registrant, Golden
            State Vintners and certain shareholders of Golden State Vintners.
      2.2   Preferred Stock Exchange Agreement dated as of April 27, 1995 among the Registrant and the parties signatory thereto.
      2.3   Agreement for Purchase and Sale of Reedley Facility dated March 15, 1995 between the
            Registrant and Heublein, Inc.
      2.4   Vineyard Purchase Agreement dated May 16, 1995 between the Registrant and The Grape
            Group, Inc.
      2.5   Asset Purchase Agreement of Soledad Facility dated September 4, 1996 between the
            Registrant and Vintners International Company, Inc., as amended.
      2.6   Common Stock Subscription Agreement dated as of April 27, 1995 among the Registrant and each of the signatories thereto.
      2.7   Purchase Agreement dated as of March 10, 1997 among the Registrant, William D. Reid and
            Johnye B. Reid.
      3.1   Amended and Restated Certificate of Incorporation of the Registrant, as amended.
      3.2*  Form of Second Amended and Restated Certificate of Incorporation of the Registrant.
      3.3   Bylaws of the Registrant.
      3.4   Certificate of Designations of the 12% Senior Redeemable Preferred Stock of the
            Registrant, as amended and currently in effect.
      3.5   Certificate of Powers, Designations, Preferences and Relative, Participating, Optional
            and Other Special Rights of Junior Exchangeable Preferred Stock and Qualifications,
            Limitations and Restrictions Thereof of the Registrant, as amended and currently in effect.
      4.1*  Form of Common Stock Certificate of the Registrant.
      4.2   Registration Rights Agreement dated as of April 27, 1995 by and among the Registrant and certain holders of the Registrant's Common Stock.
      4.3   Registration Rights Agreement dated October 10, 1996 by and among the Registrant and certain holders of the Registrant's Common Stock.
      4.4   Amended and Restated Stockholders Agreement dated as of October 10, 1996 by and among the Registrant and certain holders of the Registrant's capital stock.
      5.1*  Legal opinion of Riordan & McKinzie.
     10.1   1996 Stock Option Plan ("1996 Stock Plan") of the Registrant.
     10.2   Form of Incentive Stock Option Agreement under the 1996 Stock Plan.
     10.3   Form of Nonqualified Stock Option Agreement under the 1996 Stock Plan.
     10.4   Form of Indemnity Agreement between the Registrant and its officers and directors.
     10.5   Employment Agreement dated as of April 27, 1995 between the Registrant and Jeffrey B.
            O'Neill.

                                                                                                        SEQUENTIALLY
 EXHIBIT                                                                                                  NUMBERED
  NUMBER                                    DESCRIPTION OF DOCUMENT                                         PAGE
----------  ----------------------------------------------------------------------------------------  -----------------
     10.6   Securities Purchase Agreement dated April 21, 1995 among the Registrant, Golden State
            Vintners and John Hancock Mutual Life Insurance Company ("John Hancock"), as amended.
     10.7   First Mortgage Note Due April 1, 2005 issued by Golden State Vintners in favor of John
            Hancock in the principal amount of $35,000,000.00.
     10.8   Continuing Corporate Guaranty dated April 27, 1995 entered into by the Registrant in favor of John Hancock.
     10.9   Security Agreement dated as of April 21, 1995 entered into by Golden State Vintners in favor of John Hancock.
    10.10   Intercreditor Agreement dated as of April 21, 1995 among Golden State Vintners, John
            Hancock and Sanwa Bank California ("Sanwa"), as amended.
    10.11*  Demand Promissory Note dated April 27, 1995 issued by the Registrant in favor of Golden
            State Vintners in the principal amount of $1,300,000.00.
    10.12   Intentionally omitted.
    10.13   Accounts Receivable Credit Agreement dated as of April 21, 1998 between Sanwa and the
            Registrant.
    10.14*  Continuing Guaranty dated as of April 21, 1998 between the Registrant and Sanwa.
    10.15   Term Loan Agreement dated May 1, 1995 between the Registrant and Sanwa Bank of
            California, as amended.
    10.16   Term Loan Agreement dated as of December 18, 1996 between the Registrant and Sanwa, as amended.
    10.17   Sublease and Consent among the Registrant, Richard C. McKenzie and 100 Sir Francis Drake
            Boulevard, Inc.
    10.18   Promissory Note dated May 5, 1995 issued by the Registrant in favor of Heublein, Inc.
    10.19   Securities Purchase Agreement dated as of August 22, 1996 among the Registrant and the parties signatory thereto.
    10.20   Stock Purchase Agreement dated as of October 10, 1996 among the Registrant, SBIC
            Partners, L.P. and Jeffrey B. O'Neill, together with Supplemental Signature Page thereto dated November 26, 1996 executed by R&M Partners/GSV, G.P., Victor Palmieri and Peter
            Mullin.
    10.21   Letter Agreement dated October 9, 1996 between the Registrant and Exeter Venture
            Management Corporation.
    10.22   Management Agreement dated May 31, 1997 between the Registrant and Forrest Binkley &
            Brown Partners L.P.
    10.23   1998 Director Stock Option Plan (the "Director Plan").
    10.24   Stock Option Agreement dated as of December 31, 1997 between the Registrant and Jeffrey
            B. O'Neill.
    10.25   Stock Option Agreement dated as of December 31, 1997 between the Registrant and Brian R.
            Thompson.
    10.26   Employment Agreement dated as of January 1, 1998 between the Registrant and Jeffrey B.
            O'Neill.
    10.27   Promissory Note issued by the Registrant in favor of Cottonwood Vineyard in the principal amount of $452,791.17.
    10.28   Promissory Note issued by the Registrant in favor of Vintners International Company,
            Inc.
    10.29   Form of Stock Option Agreement under the Director Plan.

                                                                                                        SEQUENTIALLY
 EXHIBIT                                                                                                  NUMBERED
  NUMBER                                    DESCRIPTION OF DOCUMENT                                         PAGE
----------  ----------------------------------------------------------------------------------------  -----------------
    10.30   Promissory Note dated September 30, 1986 between the Registrant, as assignee of original maker, The Grape Group, and The Prudential Insurance Company of America.
    10.31   Loan Note dated January 17, 1990 between the Registrant, as assignee of original makers,
            William E. Reid and Johnye B. Reid, and Sumitomo Bank of California.
    10.32   Promissory Note dated June 15, 1995 between the Registrant, as assignee of original makers, William E. Reid and Johnye B. Reid, and Sumitomo Bank of California.
     21.1   Subsidiaries of the Registrant.
     23.1   Consent of Deloitte & Touche LLP Independent Auditors.
     23.2*  Consent of Riordan & McKinzie (included in Exhibit 5.1).
     24.1   Power of Attorney (included on page II-7 of this Registration Statement).
     27.1   Financial Data Schedule.

--------------

* To be filed by amendment.